As filed with the Securities and Exchange Commission on August 2, 2005
Registration No. 333-[                    ]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BANK OF AMERICA CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	6021	56-0906609
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, North Carolina 28255
(704) 386-5681
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)
Timothy J. Mayopoulos, Esq.
Executive Vice President and General Counsel
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, North Carolina 28255
(704) 386-7484
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)
With copies to:

John C. Murphy, Jr., Esq. Cleary Gottlieb Steen & Hamilton LLP 2000 Pennsylvania Avenue, NW Washington, DC 20006 (202) 974-1500	Louis J. Freeh, Esq. Vice Chairman, General Counsel and Secretary MBNA Corporation 1100 North King Street Wilmington, Delaware 19884 (800) 362-6255	Edward D. Herlihy, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000
      Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.
      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

Proposed Maximum
	Amount	Offering Price	Proposed Maximum
Title of Each Class of	to Be	per Share	Aggregate	Amount of
Securities to Be Registered	Registered	of Common Stock	Offering Price	Registration Fee

Common stock, par value $0.01	730,964,555(1)	N/A	$30,856,450,670.75	$3,631,804.24(2)

(1)	Represents the maximum number of shares of Bank of America Corporation common stock estimated to be issuable upon the completion of the merger of MBNA Corporation with and into Bank of America, based on the number of shares of MBNA common stock, par value $0.01 per share, outstanding, or reserved for issuance under various plans, as of June 30, 2005, and the exchange of each share of MBNA common stock for 0.5009 of a share of Bank of America common stock or the applicable exchange ratio for MBNA shares reserved for issuance under various plans.

(2)	Pursuant to Rules 457(c) and 457(f) under the Securities Act of 1933, as amended, the registration fee is based on the average of the high and low sales prices of MBNA common stock, as reported on the New York Stock Exchange on August 1, 2005, and computed based on the estimated maximum number of shares that may be exchanged for the Bank of America common stock being registered, including shares issuable upon exercise of outstanding options or other securities to acquire MBNA common stock, less the amount of cash paid by Bank of America in exchange for shares of MBNA common stock ($5,188,612,745.25).
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
      The boards of directors of Bank of America Corporation and MBNA Corporation each have unanimously approved a merger that will create one of the top retailers of financial services in the United States.
      In the merger, MBNA will merge into Bank of America. If the merger is completed, you will have a right to receive 0.5009 of a share of Bank of America common stock and $4.125 in cash for each share of MBNA common stock you hold immediately prior to the merger. The value of the merger consideration will fluctuate with the market price of Bank of America common stock. The following table shows the closing sale prices of Bank of America common stock and MBNA common stock as reported on the New York Stock Exchange on June 29, 2005, the last trading day before we announced the merger, and on [                    ], 2005, the last practicable trading day before the distribution of this document. This table also shows the implied value of the merger consideration proposed for each share of MBNA common stock, which we calculated by multiplying the closing price of Bank of America common stock on those dates by 0.5009, the exchange ratio, and adding $4.125.

Implied Value per
	Bank of America	MBNA	Share of MBNA
	Common Stock	Common Stock	Common Stock

At June 29, 2005	$46.91	$21.07	$27.62
At [ ], 2005	$ [ ]	$ [ ]	$ [ ]
      The market prices of both Bank of America common stock and MBNA common stock will fluctuate before the merger. You should obtain current stock price quotations for Bank of America common stock and MBNA common stock. Bank of America common stock is quoted on the NYSE under the symbol “BAC.” MBNA common stock is quoted on the NYSE under the symbol “KRB.”
      We expect that the merger will generally be tax-free to you as to shares of Bank of America common stock you receive in the merger and generally taxable as to the cash you receive.
      We cannot complete the merger unless MBNA’s common stockholders approve it. MBNA will hold a special meeting of its stockholders to vote on this merger proposal at [                    ], on [                    ], [                    ], 2005, at [                    ] a.m., local time. Your vote is important. Regardless of whether you plan to attend the special stockholders’ meeting, please take the time to vote your shares in accordance with the instructions contained in this document. Failing to vote will have the same effect as voting against the merger. The MBNA board of directors unanimously recommends that MBNA stockholders vote FOR approval of the merger.
      This document describes the special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire document, including “Risk Factors” beginning on page 14 for a discussion of the risks relating to the proposed merger. You also can obtain information about our companies from documents that each of us has filed with the Securities and Exchange Commission.

Bruce Hammonds
President and Chief Executive Officer
MBNA Corporation
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Bank of America common stock to be issued under this document or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.
The date of this document is [                    ], 2005, and it is first being mailed or otherwise delivered to MBNA stockholders on or about [                    ], 2005.

MBNA CORPORATION
1100 North King Street
Wilmington, Delaware 19884
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
       MBNA Corporation will hold a special meeting of stockholders at [                    ] at [     ] a.m., local time, on [                    ], 2005 to consider and vote upon the following matters:

•	a proposal to approve the merger of MBNA with and into Bank of America, substantially on the terms set forth in the Agreement and Plan of Merger, dated as of June 30, 2005, by and between Bank of America Corporation and MBNA Corporation, as it may be amended from time to time; and

•	a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger.
      The MBNA board of directors has fixed the close of business on [                    ], 2005 as the record date for the special meeting. Only MBNA stockholders of record at that time are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting. In order for the merger to be approved, the holders of at least a majority of the MBNA shares outstanding and entitled to vote thereon must vote in favor of approval of the merger.
      Regardless of whether you plan to attend the special meeting, please submit your proxy with voting instructions. Please vote as soon as possible. If you hold stock in your name as a stockholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. If you hold your stock in “street name” through a bank or broker, please direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of MBNA common stock who is present at the special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the special meeting in the manner described in the accompanying document.
      The MBNA board of directors has unanimously approved the merger and the merger agreement and unanimously recommends that MBNA stockholders vote “FOR” approval of the merger.

BY ORDER OF THE BOARD OF DIRECTORS,

Louis J. Freeh

Secretary

[ ], 2005
      YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING.

REFERENCES TO ADDITIONAL INFORMATION
      This document incorporates important business and financial information about Bank of America and MBNA from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from the appropriate company at the following addresses:

Bank of America Corporation	MBNA Corporation
Bank of America Corporate Center	1100 North King Street
100 N. Tryon Street	Wilmington, Delaware 19884
Charlotte, North Carolina 28255	Attention: Investor Relations
Attention: Investor Relations	Telephone: (800) 362-6255
Telephone: (704) 386-5681
      You will not be charged for any of these documents that you request. MBNA stockholders requesting documents should do so by [                    ], 2005 in order to receive them before the special meeting.
      See “Where You Can Find More Information” on page 63.

i

ii

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETING
Q: What do I need to do now?

A:	After you have carefully read this document and have decided how you wish to vote your shares, please vote your shares promptly. If you hold stock in your name as a stockholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible. If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy card or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the special meeting.
Q: Why is my vote important?

A:	If you do not vote by proxy or vote in person at the special meeting, it will be more difficult for us to obtain the necessary quorum to hold our special meeting. In addition, your failure to vote, by proxy or in person, will have the same effect as a vote against the merger. The merger must be approved by the holders of a majority of the outstanding shares of MBNA common stock entitled to vote at the special meeting. The MBNA board of directors unanimously recommends that you vote to approve the merger.

Q:	If my shares of common stock are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.
Q: What if I abstain from voting or fail to instruct my broker?

A:	If you abstain from voting, the abstention will be counted toward a quorum at the special meeting, but it will have the same effect as a vote against the merger.
Q: Can I attend the special meeting and vote my shares in person?

A:	Yes. All stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Holders of record of MBNA common stock can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.
Q: Can I change my vote?

A:	Yes. You may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to the Secretary of MBNA, or by attending the special meeting in person, notifying the Secretary and voting by ballot at the special meeting. The MBNA Secretary’s mailing address is 1100 North King Street, Wilmington, Delaware 19884.

Any common stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying the Secretary of MBNA) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.
Q: If I am an MBNA stockholder, should I send in my MBNA stock certificates now?

A:	No. You should not send in your MBNA stock certificates at this time. After the merger, Bank of America will send you instructions for exchanging MBNA stock certificates for the merger consideration. Unless MBNA stockholders specifically request to receive Bank of America stock certificates, the shares of Bank of America stock they receive in the merger will be issued in book-entry form.
Q: When do you expect to complete the merger?

A:	We expect to complete the merger by the end of 2005. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of MBNA stockholders at the special meeting and the necessary regulatory approvals.
Q: Whom should I call with questions?

A:	MBNA stockholders should call the MBNA Investor Relations Department at (800) 362-6255 with any questions about the merger and related transactions.

SUMMARY
      This summary highlights selected information from this document. It may not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page 63. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.
In the Merger, MBNA Stockholders Will Have a Right to Receive 0.5009 of a Share of Bank of America Common Stock and $4.125 in Cash per Share of MBNA Common Stock (page 36)
      We are proposing the merger of MBNA with and into Bank of America. Bank of America will survive the merger. If the merger is completed, you will have a right to receive 0.5009 of a share of Bank of America common stock and $4.125 in cash for each share of MBNA common stock you hold immediately prior to the merger. Bank of America will not issue any fractional shares of Bank of America common stock in the merger. MBNA stockholders who would otherwise be entitled to a fractional share of Bank of America common stock will instead receive an additional amount in cash based on the average of the closing sale prices of Bank of America common stock on the five trading days immediately prior to the date on which the merger is completed.
      Example: If you hold 110 shares of MBNA common stock, you will have a right to receive 55 shares of Bank of America common stock, $453.75 in cash and an additional cash payment instead of the 0.099 shares of Bank of America common stock that you otherwise would have received (i.e., 110 shares x 0.5009 = 55.099 shares).
What Holders of MBNA Stock Options and Other Equity-Based Awards Will Receive (page 36)
      When we complete the merger, MBNA stock options and restricted share units that are outstanding immediately before completing the merger will become stock options and restricted share units (to the extent they do not vest upon the change of control and instead become shares of Bank of America common stock) on shares of Bank of America common stock. The number of common shares subject to such stock options and restricted share units, and the exercise price of the MBNA stock options, will be adjusted according to an award exchange ratio. The award exchange ratio will be the sum of (a) 0.5009 and (b) $4.125 divided by the average closing price of Bank of America common stock over the five trading days immediately prior to the date on which the merger is completed.
      Each MBNA restricted share outstanding immediately before completing the merger will be converted upon the completion of the merger into the right to receive the merger consideration (with the same terms as the MBNA restricted shares, including transfer restrictions on the stock consideration to the extent such shares do not vest and transfer restrictions do not lapse on the change of control).
The Merger Will Generally Be Tax-Free to MBNA Stockholders as to the Shares of Bank of America Common Stock They Receive and Taxable as to the Cash They Receive (page 49)
      The merger is intended to qualify as a reorganization for U.S. federal income tax purposes, and it is a condition to our respective obligations to complete the merger that each of Bank of America and MBNA receive a legal opinion to that effect. Accordingly, the merger will generally be tax-free to you as to the shares of Bank of America common stock you receive in the merger and generally taxable as to the cash you receive in the merger. The amount of gain that you recognize in the merger will generally be limited to the lesser of the amount of gain that you realize and the amount of cash that you receive in the merger. The amount of gain that you realize is generally equal to the excess, if any, of the sum of the cash and the fair market value of the Bank of America common stock that you receive over your tax basis in the MBNA common stock you surrender in the merger.
      The federal income tax consequences described above may not apply to all holders of MBNA common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.
Comparative Market Prices and Share Information (pages 12 and 62)
      Bank of America common stock is quoted on the NYSE under the symbol “BAC.” MBNA common stock is quoted on the NYSE under the symbol “KRB.” The following table shows the closing sale prices of Bank of America common stock and MBNA common stock as reported on the NYSE on June 29, 2005, the last trading day before we announced the merger, and on [                    ], 2005, the last practicable trading day before the distribution of this document. This table also shows the implied value of the merger consideration proposed for each share of MBNA common stock, which we calculated by multiplying the closing price of Bank of America common stock on those dates by 0.5009, the exchange ratio, and adding $4.125, the cash portion of the merger consideration.

Implied Value of
One Share of
	Bank of America	MBNA	MBNA
	Common Stock	Common Stock	Common Stock

At June 29, 2005	$46.91	$21.07	$27.62
At [ ], 2005	$ [ ]	$ [ ]	$ [ ]
      The market price of Bank of America common stock and MBNA common stock will fluctuate prior to the merger. You should obtain current market quotations for the shares.
UBS Securities LLC Has Provided an Opinion to the MBNA Board of Directors Regarding the Merger Consideration (page 24)
      In connection with the merger, MBNA’s board of directors received a written opinion from UBS Securities LLC, MBNA’s financial advisor, which we refer to as UBS, as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration. The full text of UBS’ written opinion, dated June 29, 2005, is attached to this document as Appendix C. We encourage you to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. UBS’ opinion was provided to MBNA’s board of directors in its evaluation of the merger consideration, does not address any other terms or aspects of the merger and does not constitute a recommendation to any stockholder as to how to vote or act with respect to any matters relating to the merger.
The MBNA Board of Directors Recommends that MBNA Stockholders Vote “FOR” Approval of the Merger (page 22)
      The MBNA board of directors believes that the merger is in the best interests of MBNA and its stockholders and has unanimously approved the merger and the merger agreement. The MBNA board of directors unanimously recommends that MBNA stockholders vote “FOR” approval of the merger.
MBNA’s Directors and Officers Have Financial Interests in the Merger That Differ From Your Interests (page 33)
      MBNA’s executive officers and directors have economic interests in the merger that are different from, or in addition to, their interests as MBNA stockholders. The MBNA board of directors considered these interests in its decision to approve the merger agreement. The executive officers of MBNA have change of control agreements that provide severance and other benefits in the case of qualifying terminations of employment following a change of control, including completion of the merger. In addition, the MBNA equity compensation plans provide for the vesting of stock-based awards upon completion of the merger, and the benefits of executive officers under MBNA’s supplemental executive retirement plan and life insurance plan will be enhanced upon qualifying terminations of employment following completion of the merger. Bruce Hammonds, MBNA’s President and Chief Executive Officer and an MBNA director, will be CEO and President of Bank of America Card Services following completion of the merger, and Frank P. Bramble, Sr., until December 2004 a Vice Chairman of MBNA and currently serving as Senior Advisor to the Chief Executive Officer of MBNA, will join the Bank of America board of directors upon completion of the merger. Executive officers and directors of MBNA have indemnification rights that will survive completion of the merger.
Holders of MBNA Common Stock Do Not Have Appraisal Rights (page 31)
      Appraisal rights are statutory rights that enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the Maryland General Corporation Law. As a result of one of these exceptions, the holders of MBNA common stock are not entitled to appraisal rights in the merger.
Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 43)
      Currently, we expect to complete the merger by the end of 2005. As more fully described in this document and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval by MBNA stockholders, the receipt of all required regulatory approvals (such as approval by the Board of Governors of the Federal Reserve System and financial regulators in Delaware, the United Kingdom and Canada) without a condition or a restriction that would have a material adverse effect measured relative to MBNA, and the receipt of legal opinions by each company regarding the tax treatment of the merger.
      We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.
Termination of the Merger Agreement (page 44)
      We may mutually agree to terminate the merger agreement before completing the merger, even after stockholder approval, as long as the termination is approved by each of our boards of directors.
      In addition, either of us may decide to terminate the merger agreement, even after stockholder approval, if a governmental entity issues a non-appealable final order prohibiting the merger, if a governmental entity which must grant a regulatory approval as a condition to the merger denies such approval of the merger and such action has become final and non-appealable, or if the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party to cure the breach within 45 days following written notice (unless it is not possible due to the nature or timing of the breach for the breaching party to cure the breach). Either of us may terminate the merger agreement if the merger has not been completed by June 30, 2006, unless the reason the merger has not been completed by that date is a breach of the merger agreement by the company seeking to terminate the merger agreement. If MBNA fails to obtain stockholder approval of the merger, we may not terminate the merger agreement before June 30, 2006 as long as both of us continue to make specified efforts to restructure the transaction for the purpose of re-presenting a merger proposal for approval by you. Bank of America may terminate the merger agreement if the MBNA board withdraws or adversely changes its recommendation of the merger or recommends a competing proposal to acquire MBNA.
MBNA Granted a Stock Option to Bank of America (page 46)
      To induce Bank of America to enter into the merger agreement, MBNA granted Bank of America an option to purchase up to 249,764,005 shares of MBNA common stock at a price per share of $21.30; however, in no case may Bank of America acquire more than 19.9% of the outstanding shares of MBNA common stock under this stock option agreement. Bank of America cannot exercise the option unless the merger is not completed and specified triggering events occur. These events generally relate to business combinations or acquisition transactions involving MBNA and a third party. We do not know of any event that has occurred as of the date of this document that would allow Bank of America to exercise the option. The option will expire upon completion of the merger.
      The option could have the effect of discouraging a company from trying to acquire MBNA prior to completion of the merger or termination of the merger agreement. Upon the occurrence of certain triggering events, MBNA may be required to repurchase the option and any shares of MBNA common stock purchased under the option at a predetermined price, or Bank of America may choose to surrender the option to MBNA for a cash payment of $1.0559 billion. In no event will the total profit received by Bank of America with respect to this option exceed $1.4078 billion.
The MBNA stock option agreement is attached to this document as Appendix B.
Regulatory Approvals Required for the Merger (page 31)
      We have agreed to use our reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Federal

Reserve Board and other federal, state and foreign regulatory authorities, including the Delaware State Bank Commissioner, the U.K. Financial Services Authority and the Canadian Office of the Superintendent of Financial Institutions. Bank of America and MBNA have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals. In obtaining the required regulatory approvals, Bank of America is not required to agree to any restriction or condition that would have a material adverse effect on MBNA or Bank of America, measured on a scale relative to MBNA.
      Although we do not know of any reason why we cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.
Board of Directors and Management of Bank of America following Completion of the Merger (page 30)
      Upon completion of the merger, Bruce Hammonds will be CEO and President of Bank of America Card Services and will join Bank of America’s Risk and Capital Committee, which will continue to be chaired by Ken Lewis, Bank of America’s Chief Executive Officer. Also, following completion of the merger, Frank P. Bramble, Sr., who was until December 2004 a Vice Chairman of MBNA and who currently serves as Senior Advisor to the Chief Executive Officer of MBNA, will join the Bank of America board of directors.
The Rights of MBNA Stockholders will be Governed by Delaware Law and by New Governing Documents after the Merger (page 52)
      The rights of MBNA stockholders will change as a result of the merger due to differences in Bank of America’s and MBNA’s governing documents and due to the fact that the companies are incorporated in different states (MBNA in Maryland and Bank of America in Delaware). This document contains descriptions of stockholder rights under each of the Bank of America and MBNA governing documents and applicable state law, and describes the material differences between them.
MBNA will Hold its Special Meeting on [                    ], 2005 (page 17)
      The special meeting will be held on [                    ], 2005, at [          ] a.m., local time, at [                    ]. At the special meeting, MBNA stockholders will be asked to:

•	approve the merger; and

•	approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger.
      Record Date. Only holders of record at the close of business on [                    ], 2005 will be entitled to vote at the special meeting. Each share of MBNA common stock is entitled to one vote. As of the record date of [                    ], 2005, there were [                    ] shares of MBNA common stock entitled to vote at the special meeting.
      Required Vote. To approve the merger, the holders of a majority of the outstanding shares of MBNA common stock entitled to vote must vote in favor of approving the merger. Because approval is based on the affirmative vote of a majority of shares outstanding, an MBNA stockholder’s failure to vote or an abstention will have the same effect as a vote against the merger.
      Approval of any necessary adjournment of the special meeting may be obtained by the affirmative vote of the holders of a majority of the shares present in person or by proxy, even if less than a quorum. Because approval of such adjournment is based on the affirmative vote of a majority of shares present in person or by proxy, abstentions will have the same effect as a vote against this proposal.
      As of the MBNA record date, directors and executive officers of MBNA and their affiliates had the right to vote [                    ] shares of MBNA common stock, or [          ]% of the outstanding MBNA common stock entitled to be voted at the special meeting. At that date, directors and executive officers of Bank of America and their affiliates had the right to vote [                    ] shares of MBNA common stock entitled to be voted at the special meeting, or [          ]% of the outstanding MBNA common stock.

Information about the Companies (page 20)

Bank of America Corporation
      Bank of America Corporation is a Delaware corporation, a bank holding company and a financial holding company under U.S. federal law. Bank of America is one of the world’s largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The company provides unmatched convenience in the United States, serving 33 million consumer relationships with more than 5,800 retail banking offices, more than 16,600 ATMs and award-winning online banking with more than 13 million active users. Bank of America is the No. 1 overall Small Business Administration (SBA) lender in the United States and the No. 1 SBA lender to minority-owned small businesses. The company serves clients in 150 countries and has relationships with 98 percent of the U.S. Fortune 500 companies and 85 percent of the Global Fortune 500. Bank of America Corporation stock (NYSE: BAC) is listed on the New York Stock Exchange. As of March 31, 2005, Bank of America had total consolidated assets of approximately $1.21 trillion, total consolidated deposits of approximately $630 billion and total consolidated stockholders’ equity of approximately $98.5 billion. The principal executive offices of Bank of America are located in the Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina 28255, and its telephone number is (704) 386-8486.

MBNA Corporation
      MBNA Corporation is a Maryland corporation and a bank holding company. It is the largest independent credit card lender in the world and a recognized leader in affinity marketing, and is an international financial services company providing lending, deposit, and credit insurance products and services. MBNA credit cards and related products and services are endorsed by more than 5,000 organizations world-wide. MBNA Corporation stock (NYSE: KRB) is listed on the New York Stock Exchange. As of March 31, 2005, MBNA had total consolidated assets of approximately $61.4 billion, including total consolidated loan receivables of $31.8 billion, and total consolidated stockholders’ equity of approximately $12.7 billion. The principal executive offices of MBNA are located at 1100 North King Street, Wilmington, Delaware 19884, and its telephone number is (800) 362-6255.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF BANK OF AMERICA
      Set forth below are highlights from Bank of America’s audited consolidated financial data as of and for the years ended December 31, 2000 through 2004 and Bank of America’s unaudited consolidated financial data as of and for the three months ended March 31, 2004 and 2005. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results of operations for the full year or any other interim period. Bank of America management prepared the unaudited information on the same basis as it prepared Bank of America’s audited consolidated financial statements. In the opinion of Bank of America management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Bank of America’s consolidated financial statements and related notes included in Bank of America’s Form 8-K dated July 12, 2005, and Bank of America’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 63.
Bank of America — Summary of Consolidated Financial Data(1)

						Three Months Ended
	Years Ended December 31,					March 31,

	2004	2003	2002	2001	2000	2005	2004

	(Dollars in millions, except per share information)
Income statement
Net interest income	$28,794	$21,464	$20,923	$20,290	$18,349	$7,873	$5,801
Noninterest income	20,085	16,450	13,580	14,348	14,582	6,149	3,730
Total revenue	48,879	37,914	34,503	34,638	32,931	14,022	9,531
Provision for credit losses	2,769	2,839	3,697	4,287	2,535	580	624
Gains on sales of debt securities	2,123	941	630	475	25	659	495
Noninterest expense	27,012	20,155	18,445	20,709	18,633	7,057	5,430
Income before income taxes	21,221	15,861	12,991	10,117	11,788	7,044	3,972
Income tax expense	7,078	5,051	3,742	3,325	4,271	2,349	1,291
Net income	14,143	10,810	9,249	6,792	7,517	4,695	2,681
Average common shares issued and outstanding (in thousands)	3,758,507	2,973,407	3,040,085	3,189,914	3,292,797	4,032,550	2,880,306
Average diluted common shares issued and outstanding (in thousands)	3,823,943	3,030,356	3,130,935	3,251,308	3,329,858	4,099,062	2,933,402

Performance ratios
Return on average assets	1.35%	1.44%	1.41%	1.05%	1.12%	1.59%	1.29%
Return on average common stockholders’ equity	16.83	21.99	19.44	13.96	15.96	19.30	22.16
Total equity to total assets (at period end)	8.97	6.67	7.78	7.87	7.45	8.13	6.10
Total average equity to total average assets	8.06	6.57	7.28	7.55	7.03	8.23	5.84
Dividend payout	45.67	39.58	40.07	53.44	45.02	39.02	43.21

Per common share data
Earnings	$3.76	$3.63	$3.04	$2.13	$2.28	$1.16	$0.93
Diluted earnings	3.69	3.57	2.95	2.09	2.26	1.14	0.91
Dividends paid	1.70	1.44	1.22	1.14	1.03	0.45	0.40
Book value	24.56	16.63	16.75	15.54	14.74	24.35	16.85

						Three Months Ended
	Years Ended December 31,					March 31,

	2004	2003	2002	2001	2000	2005	2004

	(Dollars in millions, except per share information)
Average balance sheet
Total loans and leases	$472,645	$356,148	$336,819	$365,447	$392,622	$524,944	$374,077
Total assets	1,044,660	749,056	653,774	644,887	670,078	1,200,883	833,192
Total deposits	551,559	406,233	371,479	362,653	353,294	627,419	425,075
Long-term debt	93,330	68,432	66,045	69,622	70,293	97,126	78,852
Common stockholders’ equity	83,953	49,148	47,552	48,609	47,057	98,542	48,632
Total stockholders’ equity	84,183	49,204	47,613	48,678	47,132	98,814	48,686

Capital ratios (at period end)
Risk-based capital:
Tier 1	8.10%	7.85%	8.22%	8.30%	7.50%	8.20%	7.73%
Total	11.63	11.87	12.43	12.67	11.04	11.46	11.46
Leverage	5.82	5.73	6.29	6.55	6.11	5.82	5.43

Market price per share of common stock
Closing	$46.99	$40.22	$34.79	$31.48	$22.94	$44.10	$40.49
High closing	47.44	41.77	38.45	32.50	29.63	47.08	41.38
Low closing	38.96	32.82	27.08	23.38	19.00	43.66	39.15

(1)	As a result of the adoption of Statement of Financial Accounting Standards (SFAS) No. 142 “Goodwill and Other Intangible Assets” (SFAS 142) on January 1, 2002, Bank of America no longer amortizes goodwill. Goodwill amortization expense was $662 million and $635 million in 2001 and 2000, respectively.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF MBNA
      Set forth below are highlights from MBNA’s audited consolidated financial data as of and for the years ended December 31, 2000 through 2004 and MBNA’s unaudited consolidated financial data as of and for the three months ended March 31, 2004 and 2005. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results of operations for the full year or any other interim period. The unaudited information was prepared on the same basis as MBNA’s audited consolidated financial statements. In the opinion of MBNA management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with MBNA’s consolidated financial statements and related notes incorporated by reference within MBNA’s Annual Report on Form 10-K for the year ended December 31, 2004, and MBNA’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 63.
MBNA — Summary of Consolidated Financial Data

						Three Months
	Years Ended December 31,					Ended March 31,

	2004	2003	2002	2001	2000	2005(1)	2004

	(Dollars in millions, except per share information)
Income statement
Net interest income	$2,537	$2,350	$2,074	$1,658	$1,395	$666	$668
Noninterest income	8,257	7,826	6,753	6,673	4,921	1,783	1,943
Total revenue	10,794	10,176	8,827	8,331	6,316	2,449	2,611
Provision for credit losses	1,147	1,393	1,340	1,141	547	287	365
Gains on sales of debt securities	1	0	0	0	0	0	0
Noninterest expense	5,517	5,124	4,702	4,475	3,648	2,127	1,442
Income before income taxes	4,131	3,659	2,785	2,715	2,121	35	804
Income tax expense	1,454	1,321	1,019	1,021	808	3	284
Net income	2,677	2,338	1,766	1,694	1,313	32	520
Average common shares issued and outstanding (in thousands)	1,278	1,278	1,278	1,278	1,231	1,276	1,278
Average diluted common shares issued and outstanding (in thousands)	1,297	1,295	1,303	1,314	1,270	1,292	1,301

Performance ratios
Return on average assets	4.39%	4.16%	3.67%	4.16%	3.94%	0.21%	3.46%
Return on average common stockholders’ equity	22.09	23.46	21.83	24.79	26.88	0.96	17.70
Total equity to total assets (at period end)	21.59	18.80	17.22	17.16	17.13	20.68	18.72
Total average equity to total average assets	20.23	18.09	17.22	17.27	15.28	22.05	19.88
Dividend payout	23.41	20.11	20.15	18.75	20.59	700.00	29.81

Per common share data
Earnings	$2.08	$1.82	$1.37	$1.31	$1.05	$0.02	$0.40
Diluted earnings	2.05	1.79	1.34	1.28	1.02	0.02	0.40
Dividends paid	0.48	0.36	0.27	0.24	0.21	0.14	0.12
Book value	10.26	8.53	6.96	5.94	5.02	9.85	8.79

Average balance sheet
Total loans and leases	$31,056	$28,184	$25,315	$20,339	$17,718	$31,739	$32,320
Total assets	60,953	56,233	48,154	40,764	33,299	61,456	60,441
Total deposits	31,894	31,881	28,481	25,148	20,654	31,135	31,649
Long-term debt	11,715	10,558	8,040	6,309	5,700	11,607	11,841
Common stockholders’ equity	12,123	9,967	8,088	6,834	4,883	13,347	11,812
Total stockholders’ equity	12,328	10,173	8,294	7,040	5,089	13,553	12,018

						Three Months
	Years Ended December 31,					Ended March 31,

	2004	2003	2002	2001	2000	2005(1)	2004

	(Dollars in millions, except per share information)
Capital ratios (at period end)
Risk-based capital:
Tier 1	21.82%	18.47%	15.73%	15.99%	14.98%	21.91%	18.65%
Total	25.39	22.18	19.65	17.97	16.61	25.50	22.33
Leverage	22.80	20.52	18.55	18.12	17.30	21.94	19.98

Market price per share of common stock
Closing	$28.19	$24.85	$19.02	$23.47	$24.63	$24.55	$27.63
High closing	28.78	25.45	25.97	26.04	26.54	28.49	28.78
Low closing	22.92	12.15	13.80	16.70	13.33	24.17	24.62

(1)	In the first quarter of 2005, MBNA recorded a restructuring charge in noninterest expense of $767 million pre-tax ($482 million net of tax) in connection with its restructuring plan. This charge has resulted in significantly higher noninterest expense and significantly lower earnings per common share, return on average assets, and return on average stockholders’ equity ratios for the three months ended March 31, 2005.

COMPARATIVE PER SHARE DATA
      The following table sets forth for Bank of America common stock and MBNA common stock certain historical, pro forma and pro forma-equivalent per share financial information. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the merger had been effective on the dates presented, in the case of the book value data, and as if the merger had become effective on January 1, 2004, in the case of the net income and dividends declared data. The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of MBNA at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. See “Accounting Treatment” on page 48. The information in the following table is based on, and should be read together with, the historical financial information that we have presented in our prior filings with the Securities and Exchange Commission, which we refer to as the SEC. See “Where You Can Find More Information” on page 63.
      We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and revenue enhancement opportunities. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods. The Comparative Per Share Data Table for the three months ended March 31, 2005 and the year ended December 31, 2004 combines the historical income per share data of Bank of America and subsidiaries and MBNA and subsidiaries giving effect to the merger as if the merger had become effective on January 1, 2004, using the purchase method of accounting. Upon completion of the merger, the operating results of MBNA will be reflected in the consolidated financial statements of Bank of America on a prospective basis.

	Bank of				Per Equivalent
	America	MBNA	Pro Forma		MBNA
	Historical	Historical	Combined		Share(1)

Income from continuing operations for the twelve months ended December 31, 2004:
Basic	$3.76	$2.08	$3.75		$1.88
Diluted	3.69	2.05	3.69		1.85
Income from continuing operations for the three months ended March 31, 2005:
Basic	1.16	0.02	1.00		0.50
Diluted	1.14	0.02	0.98		0.49
Dividends Paid:
For the twelve months ended December 31, 2004	1.70	0.48	1.70		0.85
For the three months ended March 31, 2005	0.45	0.14	0.45		0.23
Book Value:
As of December 31, 2004	24.56	10.26	n/m	(2)	n/m	(2)
As of March 31, 2005	24.35	9.85	27.50		13.77

(1)	Reflects MBNA shares at the exchange ratio of 0.5009.

(2)	Book value as of December 31, 2004 is not meaningful (n/m) as purchase accounting adjustments were estimated as of March 31, 2005.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      This document contains or incorporates by reference a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of Bank of America, MBNA and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions.
      The forward-looking statements involve certain risks and uncertainties. The ability of either Bank of America or MBNA to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include, among others, the following:

•	projected business increases following process changes and other investments are lower than expected;

•	competitive pressure among financial services companies increases significantly;

•	general economic conditions are less favorable than expected;

•	political conditions including the threat of future terrorist activity and related actions by the United States abroad may adversely affect either company’s businesses and economic conditions as a whole;

•	changes in the interest rate environment reduce interest margins and impact funding sources;

•	changes in foreign exchange rates increases exposure;

•	changes in market rates and prices may adversely impact the value of financial products;

•	legislation or regulatory environments, requirements or changes adversely affect businesses in which either company is engaged;

•	litigation liabilities, including costs, expenses, settlements and judgments, may adversely affect either company or its businesses;

•	completion of the merger is dependent on, among other things, receipt of stockholder and regulatory approvals, the timing of which cannot be predicted with precision and which may not be received at all;

•	the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the integration of MBNA’s business and operations with those of Bank of America may take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to MBNA’s or Bank of America’s existing businesses;

•	the anticipated cost savings and other synergies of the merger may take longer to be realized or may not be achieved in their entirety, and attrition in key client, partner and other relationships relating to the merger may be greater than expected; and

•	decisions to downsize, sell or close units or otherwise change the business mix of either company.
      Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.
      All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to Bank of America or MBNA or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document. Except to the extent required by applicable law or regulation, Bank of America and MBNA undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

RISK FACTORS
Because the Market Price of Bank of America Common Stock Will Fluctuate, MBNA Stockholders Cannot Be Sure of the Value of the Merger Consideration They Will Receive.
      Upon completion of the merger, each share of MBNA common stock will be converted into merger consideration consisting of 0.5009 of a share of Bank of America common stock and $4.125 in cash. The market value of the stock portion of the merger consideration may vary from the closing price of Bank of America common stock on the date we announced the merger, on the date that this document was mailed to MBNA stockholders, on the date of the special meeting of the MBNA stockholders and on the date we complete the merger and thereafter. Any change in the market value of Bank of America common stock prior to completion of the merger will affect the value of the merger consideration that MBNA stockholders will receive upon completion of the merger. Accordingly, at the time of the special meeting, MBNA stockholders will not know or be able to calculate the market value of the merger consideration they would receive upon completion of the merger. Neither company is permitted to terminate the merger agreement or resolicit the vote of MBNA stockholders solely because of changes in the market prices of either company’s stock. There will be no adjustment to the merger consideration for changes in the market price of either shares of Bank of America common stock or shares of MBNA common stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of Bank of America common stock and for shares of MBNA common stock.
We May Fail To Realize All of the Anticipated Benefits of the Merger.
      The success of the merger will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining the businesses of Bank of America and MBNA. However, to realize these anticipated benefits and cost savings, we must successfully combine the businesses of Bank of America and MBNA. If we are not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.
      Bank of America and MBNA have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of MBNA and Bank of America during such transition period.
The Market Price of Bank of America Common Stock after the Merger May Be Affected by Factors Different from Those Affecting the Shares of MBNA or Bank of America Currently.
      The businesses of Bank of America and MBNA differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of MBNA. For a discussion of the businesses of Bank of America and MBNA and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information.”
The Opinion Obtained by MBNA from its Financial Advisor Will Not Reflect Changes in Circumstances between Signing the Merger Agreement and the Merger.
      MBNA has not obtained an updated opinion as of the date of this document from its financial advisor. Changes in the operations and prospects of Bank of America or MBNA, general market and economic conditions and other factors which may be beyond the control of Bank of America and MBNA, and on which the financial advisor’s opinion was based, may significantly alter the value of Bank of America or MBNA or the prices of shares of Bank of America common stock or MBNA common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because MBNA currently does not anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. For a description of the opinion that MBNA received from its financial advisor, please refer to “The Merger— Opinion of MBNA’s Financial Advisor.” For a description of the other factors considered by MBNA’s board of directors in determining to approve the merger, please refer to “The Merger— MBNA’s Reasons for the Merger; Recommendation of the MBNA Board of Directors.”
The Merger Agreement Limits MBNA’s Ability to Pursue Alternatives to the Merger.
      The merger agreement contains “no shop” provisions that, subject to limited exceptions, limit MBNA’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of the company. In addition, MBNA has granted to Bank of America an option to acquire up to approximately 249.8 million shares of MBNA common stock under the stock option agreement. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of MBNA from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire MBNA than it might otherwise have proposed to pay.
The Merger is Subject to the Receipt of Consents and Approvals from Government Entities that May Impose Conditions that Could Have an Adverse Effect on Bank of America.
      Before the merger may be completed, various approvals or consents must be obtained from the Federal Reserve Board and various domestic and foreign bank regulatory, antitrust, insurance and other authorities. These governmental entities, including the Federal Reserve Board, may impose conditions on the completion of the merger or require changes to the terms of the merger. Although Bank of America and MBNA do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Bank of America following the merger, any of which might have a material adverse effect on Bank of America following the merger. Bank of America is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or restrictions that, in the aggregate, would reasonably be expected to have a material adverse effect on MBNA or Bank of America, measured relative to MBNA, but Bank of America could choose to waive this condition.
The 10% National Deposit Cap May Restrict the Combined Company’s Ability to Make Additional Bank Acquisitions in the U.S.
      Federal banking law contains provisions that limit the ability of the Federal Reserve Board to approve an application by a bank holding company to acquire domestic banks located outside of the acquiror’s home state without regard to state law if the acquisition would result in the combined company holding more than 10% of the deposits held by insured depository institutions in the United States. The combined company’s home state will be North Carolina. While the percentage of the combined company’s deposits will change from time to time, we expect that the combined company will hold a percentage of deposits that approaches the 10% limit. While this limit does not impede the combined company’s ability to grow by attracting additional deposits from new or existing customers, by acquiring thrifts or by other transactions that do not involve the acquisition of a domestic bank located outside of North Carolina, unless it is repealed or modified, or unless a transaction can be structured appropriately to comply with its application, the national deposit cap will restrict the ability of the combined company to acquire additional domestic banks located outside of North Carolina that would result in the combined company holding deposits in excess of the 10% limit. Repeal or modification of the national deposit cap would require an act of Congress. It is the responsibility of the Federal Reserve Board as part of its application approval process to determine if an acquisition would or would not surpass the 10% national limit.
MBNA Executive Officers and Directors Have Financial Interests in the Merger that Are Different from, or in Addition to, the Interests of MBNA Stockholders.
      Executive officers of MBNA negotiated the terms of the merger agreement with their counterparts at Bank of America, and MBNA’s board of directors approved the merger agreement and unanimously recommended that MBNA stockholders vote to approve the merger. In considering these facts and the other information contained in this document, you should be aware that MBNA’s executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of MBNA stockholders. For example, certain executive officers have entered into agreements with MBNA that may provide, among other things, non-competition payments and severance and other benefits following the merger. These and some other additional interests of MBNA directors and executive officers may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than you may view it, as a stockholder. Please see “The Merger—MBNA’s Directors and Officers Have Financial Interests in the Merger” for information about these financial interests.

THE MBNA SPECIAL MEETING
      This section contains information about the special meeting of MBNA stockholders that has been called to consider and approve the merger.
      Together with this document, we are also sending you a notice of the special meeting and a form of proxy that is solicited by the MBNA board of directors. The special meeting will be held on [                    ], 2005 at [                    ] a.m., local time, at [                    ].
Matters to Be Considered
      The purpose of the special meeting is to vote on a proposal for approval of the merger.
      You also will be asked to vote upon a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger.
Proxies
      Each copy of this document mailed to holders of MBNA common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a stockholder of record, you should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting.
      If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker.
      If you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to MBNA’s Secretary, or by attending the special meeting in person, notifying the Secretary, and voting by ballot at the special meeting.
      Any stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying the Secretary) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.
      Written notices of revocation and other communications about revoking your proxy should be addressed to:

MBNA Corporation
1100 North King Street
Wilmington, Delaware 19884
Attention: Louis J. Freeh

Secretary
      If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.
      All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” approval of the merger and “FOR” approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger. According to the MBNA bylaws, business to be conducted at a special meeting of stockholders may only be brought before the meeting by means of MBNA’s notice of the meeting. Accordingly, no matters other than the matters described in this document will be presented for action at the special meeting or at any adjournment or postponement of the special meeting.
      MBNA stockholders should not send MBNA stock certificates with their proxy cards. After the merger is completed, holders of MBNA common stock will be mailed a transmittal form with instructions on how to exchange their MBNA stock certificates for Bank of America stock certificates, the cash portion of the merger consideration and cash instead of fractional Bank of America shares, if applicable.
Solicitation of Proxies
      MBNA will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, MBNA will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of MBNA common stock and secure their voting instructions. We will reimburse the record holders for their reasonable expenses in taking those actions. We have also made arrangements with Georgeson Shareholder Communications Inc. to assist us in soliciting proxies and have agreed to pay them $25,000 plus reasonable expenses for these services. If necessary, we may use several of our regular employees, who will not be specially compensated, to solicit proxies from MBNA stockholders, either personally or by telephone, facsimile, letter or other electronic means.
Record Date
      The close of business on [                    ], 2005 has been fixed as the record date for determining the MBNA stockholders entitled to receive notice of and to vote at the special meeting. At that time, [                    ] shares of MBNA common stock were outstanding, held by approximately [                    ] holders of record.
Voting Rights and Vote Required
      The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of MBNA common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present.
      Approval of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of MBNA common stock entitled to vote at the special meeting. You are entitled to one vote for each share of MBNA common stock you held as of the record date. Holders of shares of MBNA preferred stock are not entitled to vote on the merger or otherwise at the special meeting.
      Approval of any proposal to adjourn or postpone the meeting, if necessary, for the purpose of soliciting additional proxies may be obtained by the affirmative vote of the holders of a majority of the shares present in person or by proxy, even if less than a quorum. Because approval of such adjournments is based on the affirmative vote of a majority of shares present in person or by proxy and abstentions will have the same effect as a vote against this proposal.
      Stockholders will vote at the meeting by ballot. Votes cast at the meeting, in person or by proxy, will be tallied by MBNA’s transfer agent.
      Because the affirmative vote of the holders of a majority of the outstanding shares of MBNA common stock entitled to vote at the special meeting is needed for us to proceed with the merger, the failure to vote by proxy or in person will have the same effect as a vote against the merger. Abstentions also will have the same effect as a vote against the merger. Accordingly, the MBNA board of directors urges MBNA stockholders to promptly vote by completing, dating, and signing the accompanying proxy card and to return it promptly in the enclosed postage-paid envelope, or, if you hold your stock in “street name” through a bank or broker, by following the voting instructions of your bank or broker.
      As of the record date:

•	Directors and executive officers of MBNA, and their affiliates, had the right to vote [ ] shares of MBNA common stock, or [ ]% of the outstanding MBNA common stock at that date. We currently expect that each of these individuals will vote their shares of MBNA common stock in favor of the proposals to be presented at the special meeting.

•	Directors and executive officers of Bank of America and their affiliates had the right to vote [ ] shares of MBNA common stock, or [ ]% of the outstanding MBNA common stock on that date.

Recommendation of the MBNA Board of Directors
      The MBNA board of directors has unanimously approved the merger agreement and the transactions it contemplates, including the merger. The MBNA board of directors determined that the merger, merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of MBNA and its stockholders and unanimously recommends that you vote “FOR” approval of the merger. See “The Merger—MBNA’s Reasons for the Merger; Recommendation of the MBNA Board of Directors” on page 22 for a more detailed discussion of the MBNA board of directors’ recommendation.
Attending the Meeting
      All holders of MBNA common stock, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

INFORMATION ABOUT THE COMPANIES
Bank of America Corporation
      Bank of America Corporation is a Delaware corporation, a bank holding company and a financial holding company under U.S. federal law. Bank of America is one of the world’s largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The company provides unmatched convenience in the United States, serving 33 million consumer relationships with more than 5,800 retail banking offices, more than 16,600 ATMs and award-winning online banking with more than 13 million active users. Bank of America is the No. 1 overall Small Business Administration (SBA) lender in the United States and the No. 1 SBA lender to minority-owned small businesses. The company serves clients in 150 countries and has relationships with 98 percent of the U.S. Fortune 500 companies and 85 percent of the Global Fortune 500. Bank of America Corporation stock (NYSE: BAC) is listed on the New York Stock Exchange. As of March 31, 2005, Bank of America had total consolidated assets of approximately $1.21 trillion, total consolidated deposits of approximately $630 billion and total consolidated stockholders’ equity of approximately $98.5 billion. The principal executive offices of Bank of America are located in the Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina 28255, and its telephone number is (704) 386-8486.
      Additional information about Bank of America and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 63.
MBNA Corporation
      MBNA Corporation is a Maryland corporation and a bank holding company. It is the largest independent credit card lender in the world and a recognized leader in affinity marketing, and is an international financial services company providing lending, deposit, and credit insurance products and services. MBNA credit cards and related products and services are endorsed by more than 5,000 organizations world-wide. MBNA Corporation stock (NYSE: KRB) is listed on the New York Stock Exchange. As of March 31, 2005, MBNA had total consolidated assets of approximately $61.4 billion, including total consolidated loan receivables of $31.8 billion, and total consolidated stockholders’ equity of approximately $12.7 billion. The principal executive offices of MBNA are located at 1100 North King Street, Wilmington, Delaware 19884, and its telephone number is (800) 362-6255.
      Additional information about MBNA and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 63.

THE MERGER
Background of the Merger
      The MBNA Board of Directors has periodically met with MBNA management to discuss potential strategic directions for the company in light of the company’s financial performance and market, economic, competitive, regulatory and other conditions and developments. These meetings have included a review of the company’s business and the key issues and challenges faced by it, and possible strategic directions available to MBNA and the potential impact on stockholder value, including, from time to time, hypothetical acquisitions or business combinations involving various other financial institutions.
      As part of its operations, Bank of America also regularly evaluates the potential acquisition of and holds discussions with various financial institutions and other businesses of a type eligible for financial holding company ownership or control.
      In early June 2005, the MBNA board of directors met with MBNA management and the company’s outside advisors, including representatives of UBS and Wachtell, Lipton, Rosen & Katz, to discuss MBNA’s recent financial performance and prospects, consolidation activity in the credit card industry and the general environment, long-term trends and other developments in the markets in which MBNA conducts business. Possible strategic alternatives were summarized, including hypothetical scenarios involving a business combination. During the meeting, several major financial institutions were discussed as potential partners. At the meeting, the MBNA board of directors determined that a possible strategic combination could have benefits for MBNA and its stockholders if a partner were willing to reach an appropriate level of consideration to MBNA stockholders, and requested that MBNA management and representatives commence a confidential process to contact up to a small number of the most promising potential partners to determine their level of interest in a possible transaction with MBNA.
      In mid-June 2005, representatives of MBNA contacted a major financial institution identified at the MBNA board meeting as potentially having the greatest interest in a possible transaction. Thereafter, discussions were held between MBNA management and representatives and the management of this financial institution. As a result of these discussions, MBNA management concluded that it was not likely that a transaction could be negotiated with this financial institution at a level of consideration that would be satisfactory to MBNA. Members of the MBNA board were apprised of the status of discussions. During the week of June 20, representatives of MBNA contacted the management of Bank of America to gauge the level of Bank of America’s interest in a possible transaction with MBNA at ranges of consideration that were more likely to be satisfactory to the MBNA board of directors.
      Initial discussions between Mr. Hammonds and Mr. Lewis and other members of MBNA and Bank of America management were viewed as constructive by MBNA management and resulted in Bank of America indicating that, subject to confirmatory due diligence, it would be willing to proceed based on consideration in the range of $27.50 per MBNA share. MBNA and Bank of America entered into a confidentiality agreement and, late in the week of June 20, commenced due diligence discussions and investigations. Due diligence continued over the next several days along with further discussions of the financial and other terms of a possible transaction. Early in the week of June 27, 2005, counsel to MBNA and Bank of America began discussing the terms of a potential definitive merger agreement and exchanged draft agreements. During the next several days, the final exchange ratio of 0.5009 and cash consideration amount of $4.125, as well as the terms of the merger agreement and option agreement, were negotiated and the parties continued to discuss various due diligence and business integration issues. The executive committee of the Bank of America board of directors held a special meeting on June 28, 2005 to review and discuss the potential transaction and its proposed terms.
      On June 29, 2005, the Bank of America board of directors held a special meeting at which members of Bank of America senior management made various presentations about, and the board discussed, the potential strategic combination with MBNA and the proposed terms of the merger. At this meeting, the Bank of America board approved the merger agreement, the stock option agreement and the transactions contemplated by the merger agreement.
      The MBNA board of directors met again in the afternoon of June 29, 2005. Mr. Hammonds summarized for the board of directors the events that had occurred since the last board meeting and the discussions with Bank of America and the other financial institution. Senior management of MBNA discussed Bank of America and described the proposed transaction with Bank of America in light of the Board’s earlier discussions of MBNA’s strategic alternatives, and also described the due diligence process between the two institutions and summarized the results of MBNA’s due diligence on Bank of America. Following discussion among, and questions by, members of the MBNA board and the others present, MBNA’s financial advisor, UBS, reviewed with the MBNA board of directors its financial analysis of the merger consideration, as more fully described below under the heading “—Opinion of MBNA’s Financial Advisor,” and rendered to the MBNA board of directors its opinion to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in the opinion, the merger consideration was fair, from a financial point of view, to the holders of MBNA common stock. The board also met with Mr. Lewis, Chief Executive Officer of Bank of America. MBNA’s counsel, Wachtell, Lipton, Rosen & Katz, then discussed with the MBNA board of directors the legal principles and standards applicable to its consideration of the proposed merger, described the material terms of the merger and stock option agreements and discussed the projected timetable for the transaction, including the principal regulatory approvals that would be required. Following further discussion and questions to MBNA management and advisors, the MBNA board of directors unanimously approved and adopted the merger agreement and the stock option agreement.
      Following approval by the MBNA board, the parties continued to work to finalize the last details of, and make final corrections to, the definitive agreements and disclosure schedules. The proposed merger was jointly announced by Bank of America and MBNA on the morning of June 30, 2005, prior to the opening of U.S. financial markets.
MBNA’s Reasons for the Merger; Recommendation of the MBNA Board of Directors
      The MBNA board of directors consulted with MBNA management, as well as its legal and financial advisors, in its evaluation of the merger. In reaching its conclusion to approve the merger agreement and in determining that the merger is in the best interests of MBNA and its stockholders, the MBNA board considered a number of factors, including the following:

•	its understanding of MBNA’s business, operations, financial condition, earnings, prospects and likely strategic alternatives, and of Bank of America’s business, operations, financial condition, earnings and prospects;

•	the current and prospective environment in which MBNA and Bank of America operate, including national and local economic conditions, the competitive environment for financial institutions generally, the trend toward consolidation in the financial services industry generally and the consumer finance and credit card industries in particular, and the potential effects of these factors on MBNA;

•	the financial and other terms of the merger agreement;

•	the value to MBNA stockholders represented by the merger consideration, including the fact that, based on the closing price of Bank of America common stock on June 28, 2005, the value of the per share merger consideration to be received by MBNA stockholders in the merger represented a premium of approximately 29% over the closing price of MBNA common stock on the NYSE on June 28, 2005;

•	the reports to MBNA’s board of directors concerning the operations, financial condition and prospects of Bank of America and the expected financial impact of the merger on the combined company, including pro forma assets, earnings, deposits and regulatory capital ratios;

•	the potential cost saving opportunities, currently estimated to be approximately $850 million after-tax per year when fully phased in after the merger;

•	the fact that the complementary nature of the respective businesses, customer bases, products and skills of MBNA and Bank of America are expected to result in opportunities to obtain further synergies as funding sources are optimized and MBNA marketing expertise is applied to a broader range of products and Bank of America’s branch network is leveraged to distribute MBNA products;

•	the market position of the combined company, including that it would become the largest general purpose card issuer in the United States, measured by receivables with approximately $143 billion in managed assets outstanding and 40 million active accounts, and the number one issuer worldwide of Visa/Mastercard credit, debit and prepaid cards, based on total volume;

•	the scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining MBNA and Bank of America;

•	the proposed board and management arrangements of the combined company, including the fact that Frank P. Bramble, Sr., who was until December 2004 a Vice Chairman of MBNA and who currently serves as Senior Advisor to the Chief Executive Officer of MBNA, will join the Bank of America board of directors upon completion of the merger and that Mr. Hammonds will be CEO and President of Bank of America Card Services after the merger;

•	the likelihood that the regulatory approvals needed to complete the transaction will be obtained;

•	the MBNA board’s understanding of Bank of America’s prior track record and expertise in successfully integrating substantial acquisitions;

•	the historical and current market prices of Bank of America common stock and MBNA common stock as well as comparative valuation analyses for the two companies;

•	the financial presentation of UBS, including UBS’ opinion dated June 29, 2005, to the MBNA board of directors as to the fairness, from a financial point of view and as of the date of the opinion and subject to the matters described in the opinion, of the merger consideration. See “—Opinion of MBNA’s Financial Advisor”;

•	the terms of the stock option agreement and related provisions of the merger agreement, including provisions limiting the circumstances under which MBNA could discuss potential alternative transactions with third parties, requiring MBNA to present the merger to MBNA stockholders regardless of whether the MBNA board of directors continues to recommend the merger and giving Bank of America the right to terminate the merger agreement if the MBNA board of directors recommends another transaction or modifies its recommendation of the merger in a manner adverse to Bank of America;

•	the expected tax treatment of the merger and of the receipt by MBNA stockholders of the merger consideration;

•	the potential impact of the transaction on MBNA employees and other key constituencies; and

•	the fact that MBNA directors and executive officers have interests in the merger that are in addition to their interests as MBNA stockholders. See “—MBNA’s Directors and Officers Have Financial Interests in the Merger” on page 33.

      The MBNA board of directors also considered potential risks associated with the merger in connection with its deliberations of the proposed transaction, including the possibility that the stock option agreement and portions of the merger agreement could have the effect of discouraging other parties potentially interested in a transaction with MBNA from proposing a transaction; the challenges of integrating MBNA’s businesses, operations and workforce with those of Bank of America; the need to obtain MBNA stockholder and regulatory approvals in order to complete the transaction; the risks associated with achieving the anticipated cost savings and other synergies; and possible customer, partner and other relationship attrition, and resultant possible revenue loss, relating to various aspects of MBNA’s business, including its card marketing agreements and particularly those with other financial institutions that might regard Bank of America as a significant competitor. The MBNA board of directors considered all these factors as a whole, and overall considered them on balance to be favorable to, and to support, its determination.
      The foregoing discussion of the information and factors considered by the MBNA board of directors is not exhaustive, but includes the material factors considered by the MBNA board of directors. In view of the wide variety of factors considered by the MBNA board of directors in connection with its evaluation of the merger and the complexity of these matters, the MBNA board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The MBNA board of directors evaluated the factors described above, including by asking questions of MBNA management and MBNA legal and financial advisors, and reached consensus that the merger was in the best interests of MBNA and MBNA stockholders. In considering the factors described above, individual members of the MBNA board of directors may have given different weights to different factors.
      The MBNA board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of MBNA and its stockholders. Accordingly, the MBNA board of directors unanimously approved the merger and the merger agreement and unanimously recommends that MBNA stockholders vote “FOR” approval of the merger.
Opinion of MBNA’s Financial Advisor
      On June 29, 2005, at a meeting of MBNA’s board of directors held to approve the proposed merger, UBS delivered to MBNA’s board an oral opinion, confirmed by delivery of a written opinion dated June 29, 2005, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the merger consideration was fair, from a financial point of view, to the holders of MBNA common stock.
      The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Appendix C and is incorporated into this document by reference. UBS’ opinion relates solely to the fairness, from a financial point of view, of the merger consideration and does not address any other terms or aspects of the merger. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to MBNA or the underlying business decision of MBNA to effect the merger. The opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the merger. Holders of MBNA common stock are encouraged to read the opinion carefully in its entirety. The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of its opinion.
      In arriving at its opinion, UBS:

•	reviewed publicly available business and historical financial information relating to MBNA and Bank of America, including publicly available financial forecasts and estimates relating to Bank of America that were reviewed and discussed with UBS by Bank of America’s management;

•	reviewed internal financial information and other data relating to the businesses and financial prospects of MBNA that were provided to UBS by the management of MBNA and not publicly available, including financial forecasts and estimates relating to MBNA prepared by MBNA management;

•	conducted discussions with members of the senior managements of MBNA and Bank of America concerning the businesses and financial prospects of MBNA and Bank of America;

•	reviewed current and historical market prices of MBNA common stock and Bank of America common stock;

•	reviewed publicly available financial and stock market data with respect to companies in lines of business which UBS believed to be generally comparable to those of MBNA and Bank of America;

•	compared the financial terms of the merger with publicly available financial terms of other transactions which UBS believed to be generally relevant;

•	reviewed estimates prepared by the managements of MBNA and Bank of America as to the potential cost savings, revenue enhancements and other synergies anticipated to result from the merger;

•	reviewed the potential pro forma financial effect of the merger, including potential cost savings, revenue enhancements and other synergies, on the estimated earnings per share of Bank of America based on financial forecasts and estimates prepared by MBNA’s management and publicly available financial forecasts and estimates relating to Bank of America that were reviewed and discussed with UBS by Bank of America’s management;

•	reviewed a draft dated June 29, 2005 of the merger agreement; and

•	conducted other financial studies, analyses and investigations, and considered other information, as UBS deemed necessary or appropriate.
      In connection with its review, with MBNA’s consent, UBS did not assume any responsibility for independent verification of any of the information provided to or reviewed by UBS for the purpose of its opinion and, with MBNA’s consent, relied on that information being complete and accurate in all material respects. In addition, at MBNA’s direction, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of MBNA or Bank of America, and was not furnished with any evaluation or appraisal. With respect to the publicly available financial forecasts and estimates relating to Bank of America referred to above, UBS was advised by Bank of America’s management and UBS assumed, with MBNA’s consent, that they represented reasonable estimates and judgments as to the future financial performance of Bank of America. With respect to internal financial forecasts and estimates, pro forma effects and calculation of cost savings, revenue enhancements and other synergies referred to above, UBS assumed, at MBNA’s direction, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of MBNA as to the future financial performance of MBNA, and of the management of Bank of America, with respect to cost savings, revenue enhancements and other synergies and other matters covered thereby. In addition, UBS assumed that the future financial results and potential cost savings, revenue enhancements and other synergies reflected in such forecasts and estimates would be achieved at the times and in the amounts projected. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and information made available to UBS as of, the date of its opinion.
      UBS expressed no opinion as to what the value of Bank of America common stock would be when issued in the merger or the prices at which Bank of America common stock or MBNA common stock would trade at any time. In rendering its opinion, UBS assumed, with MBNA’s consent, that the merger would qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. UBS also assumed, with MBNA’s consent, that each of MBNA and Bank of America would comply with all material terms of the merger agreement and that the merger would be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement. UBS further assumed, with MBNA’s consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any material adverse effect on MBNA, Bank of America or the contemplated benefits of the merger. In addition, UBS assumed, with MBNA’s consent, that the final executed form of the merger agreement would not differ in any material respect from the draft of the merger agreement that UBS reviewed. MBNA imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion.
      In connection with rendering its opinion to MBNA’s board of directors, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies analyses and the selected precedent transactions analysis summarized below, no company or transaction used as a comparison is identical to MBNA, Bank of America or the merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.
      UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. None of the analyses performed by UBS was assigned greater significance or reliance by UBS than any other. UBS arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion.
      The estimates of the future performance of MBNA and Bank of America in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of MBNA and Bank of America. Estimates of the financial value of companies do not necessarily purport to be appraisals or reflect the prices at which companies actually may be sold.
      The merger consideration was determined through negotiation between MBNA and Bank of America. UBS’ opinion and financial analyses were only one of a number of factors considered by MBNA’s board in its evaluation of the merger and should not by itself be viewed as determinative of the views of MBNA’s board of directors with respect to the merger.
      The following is a brief summary of the material financial analyses performed by UBS and reviewed with MBNA’s board of directors in connection with its opinion relating to the proposed merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

MBNA Financial Analyses
      Selected Public Companies Analysis. UBS compared selected financial and stock market data of MBNA with corresponding data of the following seven publicly traded companies in the banking and financial services industry:

•	American Express Company

•	Bank of America

•	Capital One Financial Corporation

•	Citigroup Inc.

•	JPMorgan Chase & Co.

•	U.S. Bancorp

•	Wells Fargo & Company
      UBS reviewed closing stock prices as multiples of calendar years 2005 and 2006 estimated earnings per share, commonly referred to as EPS, and book value per share and tangible book value per share as of March 31, 2005. UBS then compared these multiples derived from the selected companies with corresponding multiples implied for MBNA based both on the closing price of MBNA common stock on June 28, 2005 and the implied per share value of the merger consideration utilizing, for the stock portion of the merger consideration, the closing price of Bank of America common stock on June 28, 2005. Multiples for the selected companies were based on closing stock prices on June 28, 2005. Financial data for the selected companies were based on I/B/E/S median EPS estimates, public filings and other publicly available information. Financial data for MBNA were based on internal estimates of MBNA’s management, public filings and other publicly available information. This analysis indicated the following implied high, median and low multiples for the selected companies, as compared to corresponding multiples implied for MBNA:

Implied Multiples for
				MBNA Based on	Implied Multiples for
	Implied Multiples for			Closing Stock Price	MBNA Based on
	Selected Companies			on 6/28/05	Merger Consideration
Closing Stock Price as
Multiples of:	High	Median	Low

EPS
Calendar year 2005	17.2x	12.1x	10.8x	11.2x	14.4x
Calendar year 2006	15.2x	10.5x	9.6x	10.4x	13.4x
Book Value	4.17x	2.24x	1.21x	2.14x	2.76x
Tangible Book Value	4.97x	3.83x	2.17x	2.96x	3.83x
      Selected Precedent Transactions Analysis. UBS reviewed transaction value multiples in the following five selected transactions involving companies in the specialty financial services industry with transaction values of over $5 billion announced since January 1, 2000:

Acquiror	Target

• Washington Mutual, Inc.	• Providian Financial Corporation
• HSBC Holdings plc	• Household International, Inc.
• General Electric Capital Corporation	• Heller Financial, Inc.
• Tyco International Ltd.	• CIT Group, Inc.
• Citigroup Inc.	• Associates First Capital Corporation
      UBS reviewed purchase prices in the selected transactions as multiples of the target companies’ next 12 months EPS and book value per share and tangible book value per share as of the most recent completed accounting period prior to public announcement of the relevant transaction. UBS also reviewed the premiums paid over tangible book value as a percentage of managed receivables as of the most recent completed accounting period prior to public announcement of the relevant transaction. UBS then compared these multiples and premium percentages derived from the selected transactions with corresponding multiples and premium percentages implied in the merger for MBNA based on the implied value of the merger consideration utilizing, for the stock portion of the merger consideration, the closing price of Bank of America common stock on June 28, 2005. Multiples for the selected transactions were based on I/B/E/S median EPS estimates, public filings and other publicly available information at the time of announcement of the relevant transaction. Financial data for MBNA were based on internal estimates of MBNA’s management, public filings and other publicly available information. This analysis indicated the following implied high, median and low multiples for the selected transactions, as compared to corresponding multiples implied for MBNA:

Implied Multiples
for MBNA Based
	Implied Multiples for			on Merger
	Selected Transactions			Consideration

Transaction Value as Multiples of:	High	Median	Low

EPS
Next 12 Months	17.1x	13.9x	6.5x	14.2x
Book Value	3.01x	1.93x	1.53x	2.76x
Tangible Book Value	6.77x	2.27x	1.93x	3.83x

Premium over Tangible Book Value as Percentage of:

Managed Receivables	28.5%	17.2%	6.8%	22.4%
      Discounted Cash Flow Analysis. UBS performed a discounted cash flow analysis of MBNA to calculate the estimated present value of the standalone cash flows that MBNA could generate over calendar years 2006 through 2010. Estimated financial data for MBNA were based on internal EPS and net income estimates of MBNA’s management for calendar years 2005 and 2006 and the assumptions described below. UBS calculated a range of terminal values by applying forward net income terminal value multiples of 10.0x to 12.0x to MBNA’s calendar year 2011 estimated net income. The cash flows and terminal values were then discounted to present value using discount rates ranging from 13.0% to 15.0%.

For purposes of this analysis, UBS utilized the following assumptions provided to UBS by MBNA’s management: a long-term EPS growth rate of 10% per annum for calendar years 2007 through 2011, a managed asset growth rate of 9.4% per annum for calendar years 2005 to 2006, decreased to 8.0% per annum thereafter, and a target tangible common equity/tangible managed assets ratio of 7.0%. This analysis indicated an implied per share equity reference range for MBNA of $20.31 to $25.48, as compared to the $27.50 per share equity value implied for MBNA in the merger based on the merger consideration utilizing, for the stock portion of the merger consideration, the closing price of Bank of America common stock on June 28, 2005.

Bank of America Financial Analyses
      Selected Public Companies Analysis. UBS compared selected financial and stock market data of Bank of America with corresponding data of the following six publicly traded companies in the banking and financial services industry:

•	Citigroup Inc.

•	HSBC Holdings plc

•	JPMorgan Chase & Co.

•	U.S. Bancorp

•	Wachovia Corporation

•	Wells Fargo & Company
      UBS reviewed closing stock prices as multiples of calendar years 2005 and 2006 estimated EPS and book value per share and tangible book value per share as of March 31, 2005. UBS then compared these multiples derived from the selected companies with corresponding multiples implied for Bank of America based on the closing price of Bank of America common stock on June 28, 2005. Multiples for the selected companies and Bank of America were based on closing stock prices on June 28, 2005. Financial data for the selected companies and Bank of America were based on I/B/E/S median EPS estimates, public filings and other publicly available information. This analysis indicated the following implied high, median and low multiples for the selected companies, as compared to corresponding multiples implied for Bank of America:

Implied Multiples for
Bank of America
Based on Closing
	Implied Multiples for			Stock Price on
	Selected Companies			6/28/05
Closing Stock Price
as Multiples of:	High	Median	Low

EPS
Calendar year 2005	13.5x	12.1x	11.2x	11.0x
Calendar year 2006	12.1x	10.8x	10.2x	10.5x
Book Value	2.81x	2.16x	1.21x	1.92x
Tangible Book Value	4.75x	3.55x	2.42x	3.83x
      Discounted Cash Flow Analysis. UBS performed a discounted cash flow analysis of Bank of America to calculate the estimated present value of the standalone cash flows that Bank of America could generate over calendar years 2006 through 2010. Estimated financial data for Bank of America were based on I/B/E/S mean EPS and net income estimates for Bank of America for calendar years 2005 and 2006, the I/B/E/S mean long-term EPS growth rate for Bank of America of 9.2% per annum, assuming an EPS growth of 2.0% per annum generated through capital management activities, for subsequent calendar years and the other assumptions described below. UBS calculated a range of terminal values by applying forward net income terminal value multiples of 10.0x to 12.0x to Bank of America’s calendar year 2011 estimated net income. The cash flows and terminal values were then discounted to present value using discount rates ranging from 9.0% to 11.0%. For purposes of this analysis, UBS utilized the following assumptions as discussed with and confirmed as reasonable by Bank of America’s management: an asset growth rate of 5.0% per annum and a target tangible common equity/tangible assets ratio of 4.25%. This analysis indicated an implied per share equity reference range for Bank of America of $50.07 to $62.06, as compared to the closing price of Bank of America common stock on June 28, 2005 of $46.67.

Pro Forma Merger Analysis
      UBS analyzed the potential pro forma financial effect of the merger on Bank of America’s estimated EPS for calendar years 2006 and 2007 after giving effect to potential cost savings, revenue enhancements and other synergies anticipated by the managements of MBNA and Bank of America to result from the merger and assuming, for purposes of such analysis, that 85% of the total merger consideration would be payable in shares of Bank of America common stock. Estimated standalone data for Bank of America were based on I/B/E/S mean EPS estimates for Bank of America for calendar years 2005 and 2006 and the I/B/E/S mean long-term EPS growth rate for Bank of America of 9.2% per annum. Estimated standalone data for MBNA were based on internal EPS and net income estimates of MBNA’s management for calendar years 2005 and 2006 and an estimated long-term EPS growth rate of 10.0% per annum provided to UBS by MBNA’s management. For purposes of this analysis, UBS utilized the following assumptions as discussed with and confirmed as reasonable by Bank of America’s management:

•	a closing date for the merger of December 31, 2005;

•	purchased credit card receivables equal to 5.0% of managed credit card receivables and a core deposit intangible equal to 2.0% of non-time deposits, each amortized over a 10-year period on a sum-of-the-years basis;

•	a pre-tax cost of funding rate of 5.0% to fund the aggregate cash portion of the merger consideration and incremental dividends and 2.5% to fund incremental share repurchases of 16,000,000 and 35,000,000 shares of Bank of America common stock in calendar years 2006 and 2007, respectively; and

•	a pre-tax restructuring charge of $2.0 billion.
      Based on the merger consideration and the closing price of Bank of America common stock on June 28, 2005, this analysis suggested that the merger could be dilutive to Bank of America’s estimated EPS in calendar year 2006 and accretive to Bank of America’s estimated EPS in calendar year 2007.
      UBS also separately analyzed the potential pro forma financial effect of the merger relative to MBNA’s standalone estimated EPS for calendar years 2006 and 2007 based on internal estimates of MBNA’s management and utilizing the same assumptions as described above but assuming, for purposes of such analysis, that 100% of the total merger consideration would be payable in shares of Bank of America common stock. This analysis suggested that the merger could be accretive relative to MBNA’s standalone estimated EPS in calendar years 2006 and 2007.
      The actual results achieved by the combined company may vary from projected results and the variations may be material.

Other Factors
      In rendering its opinion, UBS also reviewed and considered other factors, including:

•	forward 12 months EPS multiples for Bank of America and the selected companies referred to under “—Bank of America Financial Analyses—Selected Public Companies Analysis” over the three-year period ended June 28, 2005;

•	the premiums implied for MBNA in the merger based on the merger consideration relative to the closing price of MBNA common stock on June 28, 2005, the high and low closing prices of MBNA common stock over the 52-week period ended June 28, 2005, and MBNA’s managed receivables as of March 31, 2005;

•	the aggregate premium implied for MBNA in the merger, based on the merger consideration relative to the closing price of MBNA common stock on June 28, 2005, as a percentage of the present value of the cost savings, revenue enhancements and other synergies anticipated by the managements of MBNA and Bank of America to result from the merger;

•	the total returns on Bank of America common stock over the one-year, three-year and five-year periods ended June 28, 2005 as compared to corresponding average returns for the selected companies referred to under “—Bank of America Financial Analyses—Selected Public Companies Analysis,” the Standard and Poor’s 500 Stock Price Index and the BKX banking sector stock index; and

•	publicly available research analysts’ share price targets for MBNA.

Miscellaneous
      Under the terms of its engagement, MBNA has agreed to pay UBS for its financial advisory services in connection with the merger an aggregate fee equal to 0.11% of the total value of the merger consideration, a portion of which was payable in connection with the opinion and a significant portion of which is contingent upon the consummation of the merger. In addition, MBNA has agreed to reimburse UBS for its expenses, including fees, disbursements and other reasonable charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. UBS and its affiliates in the past have provided services to MBNA and Bank of America unrelated to the proposed merger, for which services UBS and its affiliates have received compensation, including having participated in bank financings for MBNA and various equity and debt financings for Bank of America. An affiliate of UBS is currently a lender under an existing credit facility of MBNA, for which services such affiliate has received and will receive compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and accounts of customers, securities of MBNA and Bank of America and, accordingly, may at any time hold a long or short position in such securities.
      MBNA selected UBS as its financial advisor in connection with the merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and is familiar with MBNA and its business. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.
Bank of America’s Reasons for the Merger
      Bank of America’s reasons for entering into the merger agreement include:

•	Bank of America’s understanding of the current environment in the financial services business, including the current outlook for the credit card industry;

•	the quality of MBNA’s business, customer relationships and assets;

•	the unique opportunity presented to combine MBNA’s existing market position in the credit card industry, its substantial base of affinity relationships and its marketing expertise with Bank of America’s national branch and ATM network, strong market presence and wide product array;

•	the opportunity to enhance Bank of America’s strong position in the United States financial services industry and to expand its presence in key markets outside of the United States; and

•	the expected impact of the acquisition of MBNA on the diversity of Bank of America’s earnings mix.
Board of Directors and Management of Bank of America Following Completion of the Merger
      Upon completion of the merger, Mr. Hammonds, CEO and President of MBNA, will become CEO and President of Bank of America Card Services, reporting to Liam E. McGee, President of Bank of America Global Consumer and Small Business Banking. Mr. Hammonds will join Bank of America’s Risk & Capital Committee, which guides the company’s strategic direction. Frank P. Bramble, Sr., until December 2004 a Vice Chairman of MBNA and currently serving as Senior Advisor to the Chief Executive Officer of MBNA, will join the Bank of America board of directors upon completion of the merger.
      Mr. Bramble, age 57, served as Vice Chairman of MBNA from May 2002 to December 2004. From April 1994 to May 2002, Mr. Bramble was a director of Allfirst Financial, Inc. and Allfirst Bank, and from December 1999 to May 2002, he also was Chairman of the Board. From April 1999 to December 1999, he was the Chairman of the Board and the Chief Executive Officer of the same two companies.

From November 1998 until May 2002, Mr. Bramble was the Chief Executive, USA, and a director of Allied Irish Banks, p.l.c., the parent of Allfirst Financial, Inc. Mr. Bramble is currently a member of the board of directors of Constellation Energy Group, Inc.
      Information about the current Bank of America directors and executive officers can be found in Bank of America’s proxy statement dated March 28, 2005. Information about the current MBNA directors and executive officers can be found in MBNA’s proxy statement dated March 15, 2005. Bank of America’s and MBNA’s Annual Reports on Form 10-K for the year ended December 31, 2004 are incorporated by reference in this document. See “Where You Can Find More Information” on page 63.
      For more information see “—MBNA’s Directors and Officers Have Financial Interests in the Merger” on page 33.
Public Trading Markets
      Bank of America common stock trades on the NYSE and on the Pacific Exchange under the symbol “BAC.” Bank of America common stock is also listed on the London Stock Exchange, and certain shares are listed on the Tokyo Stock Exchange. MBNA common stock trades on the NYSE under the symbol “KRB.” Upon completion of the merger, MBNA common stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended. The newly issued Bank of America common stock issuable pursuant to the merger agreement will be listed on the NYSE.
      The shares of Bank of America common stock to be issued in connection with the merger will be freely transferable under the Securities Act of 1933, as amended, which we refer to as the Securities Act, except for shares issued to any stockholder who may be deemed to be an affiliate of MBNA, as discussed in “The Merger Agreement—Resales of Bank of America Stock by Affiliates” on page 45.
Bank of America’s Dividend Policy
      Bank of America currently pays a quarterly dividend of $0.50 per share. The Bank of America board of directors may change this dividend policy at any time, and the payment of dividends by financial holding companies is generally subject to legal and regulatory limitations.
MBNA Stockholders Do Not Have Dissenters’ Appraisal Rights in the Merger
      Appraisal rights are statutory rights that enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the Maryland General Corporation Law. As a result of one of these exceptions, the holders of MBNA common stock are not entitled to appraisal rights in the merger.
Regulatory Approvals Required for the Merger
      We have agreed to use our reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Federal Reserve Board, the Delaware State Bank Commissioner, the U.K. Financial Services Authority, the Canadian Office of the Superintendent of Financial Institutions and various other federal, state and foreign regulatory authorities. Bank of America and MBNA have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals.
      Federal Reserve Board. The merger is subject to approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956. On July 25, 2005, Bank of America filed the required application with the Federal Reserve Board for approval of the merger.
      The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that (1) would result in a monopoly, (2) would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (3) may have the effect in any section of the United States of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Federal Reserve Board may not approve an interstate acquisition without regard to state law if the applicant controls, or after completion of the acquisition the combined entity would control, more than 10 percent of the total deposits of insured depository institutions in the United States.
      In addition, in reviewing a transaction under the applicable statutes, the Federal Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the community to be served as well as the companies’ effectiveness in combating money-laundering activities. In connection with its review, the Federal Reserve Board will provide an opportunity for public comment on the application for the merger, and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.
      Under the Community Reinvestment Act of 1977, which we refer to as the CRA, the Federal Reserve Board must take into account the record of performance of each of Bank of America and MBNA in meeting the credit needs of the entire communities, including low- and moderate-income neighborhoods, served by the company and its subsidiaries. Each of Bank of America’s and MBNA’s principal depository institution has received an “outstanding” CRA rating from the United States Office of the Comptroller of the Currency, and its other depository institutions have received either an outstanding or satisfactory CRA rating.
      Bank of America’s right to exercise its option under the stock option agreement is also subject to the prior approval of the Federal Reserve Board, to the extent that the exercise of Bank of America’s option under the stock option agreement would result in Bank of America owning more than 5% of the outstanding shares of MBNA common stock. In considering whether to approve Bank of America’s right to exercise its option, including its right to purchase more than 5% of the outstanding shares of MBNA common stock, the Federal Reserve Board would generally apply the same statutory criteria it will apply to its consideration of the merger.
      Other Requisite Approvals, Notices and Consents. The merger is also subject to the prior approval of the Delaware State Bank Commissioner. Applications or notifications may also be required to be filed with various other regulatory authorities in connection with the merger.
      Certain Foreign Approvals. Approvals also will be required from, and notices must be submitted to, foreign bank, securities and competition regulatory authorities in connection with the merger and the change in ownership of certain businesses that are controlled by MBNA abroad. For example, Bank of America is required to obtain the prior approval of the Canadian Office of the Superintendent of Financial Institutions and the United Kingdom Financial Services Authority in connection with the merger. Approval must also be obtained from the Canadian antitrust authorities, and a filing will be made with the United Kingdom antitrust authorities. Bank of America and MBNA have filed, or will shortly file, all applications and notices required to be submitted to obtain these approvals and any other required approvals and provide these notices as well as any others that may be required to complete the merger.
      Antitrust Considerations. At any time before or after the acquisition is completed, the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, which we refer to as the Antitrust Division and the FTC, respectively, could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition or seeking divestiture of substantial assets of Bank of America or MBNA or their subsidiaries. Private parties also may seek to take legal action under the antitrust laws under some circumstances. Based upon an examination of information available relating to the businesses in which the companies are engaged, Bank of America and MBNA believe that the completion of the merger will not violate U.S. antitrust laws. However, Bank of America and MBNA can give no assurance that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, that Bank of America and MBNA will prevail.
      In addition, the merger may be reviewed by the state attorneys general in the various states in which Bank of America and MBNA operate. Although Bank of America and MBNA believe there are substantial arguments to the contrary, these agencies may claim the authority, under the applicable state and federal antitrust laws and regulations, to investigate and/or disapprove the merger. There can be no assurance that one or more state attorneys general will not attempt to file an antitrust action to challenge the merger.
      Timing. We cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division, the FTC or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.
      Pursuant to the Bank Holding Company Act, a transaction approved by the Federal Reserve Board may not be completed until 30 days after approval is received, during which time the Antitrust Division may challenge the merger on antitrust grounds. The commencement of an antitrust action would “stay”—that is, suspend—the effectiveness of an approval unless a court specifically were to order otherwise. With the approval of the Federal Reserve Board and the concurrence of the Antitrust Division, the waiting period may be reduced to no less than 15 days.
      Bank of America and MBNA believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on Bank of America or MBNA. In connection with obtaining any required regulatory approvals, Bank of America is not required to agree to conditions or restrictions that would have a material adverse effect on either MBNA or Bank of America, measured on a scale relative to MBNA.
      We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
MBNA’s Directors and Officers Have Financial Interests in the Merger
      In considering the recommendation of the MBNA board of directors that you vote to approve the merger, you should be aware that some of MBNA’s executive officers and directors have interests in the merger and have arrangements that are different from, or in addition to, those of MBNA’s stockholders generally. The MBNA board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that you vote in favor of approving the merger.
      Board of Directors and Management of the Combined Company. Upon completion of the merger, Mr. Bruce L. Hammonds, CEO and President of MBNA, will become CEO and President of Bank of America Card Services, reporting to Liam E. McGee, President of Bank of America Global Consumer and Small Business Banking. Mr. Hammonds will join Bank of America’s Risk & Capital Committee, which guides the company’s strategic direction. Mr. Frank P. Bramble, Sr., until December 2004 a Vice Chairman of MBNA and currently serving as Senior Advisor to the Chief Executive Officer of MBNA, will join the Bank of America board of directors upon completion of the merger.
      Non-competition Agreements. MBNA has entered into executive non-competition agreements with each of Messrs. Richard K. Struthers, Kenneth A. Vecchione, Bramble, Louis J. Freeh, Douglas R. Denton, Gregg Bacchieri and John W. Scheflen. The agreements provide that, if an executive’s employment is terminated by MBNA without cause (as defined in the agreement), MBNA will continue to pay the executive’s base salary for a period of 18 months in consideration for the executive complying with non-compete provisions for that period. If an executive voluntarily resigns or if the executive’s employment is terminated by MBNA for cause, MBNA will have the option to commence making non-compete payments for a period of 18 months in consideration for the executive complying with non-compete provisions for that period. No payments will be made to the executive, but the executive will still be bound by the non-competition covenants, if the executive receives benefits under the Supplemental Executive Retirement Plan (as described below). Furthermore, payments made under the change of control agreements described below satisfy any payment obligations under these non-competition agreements. Additionally, each of the executives except for Messrs. Bramble and Freeh received a grant of restricted shares of MBNA’s common stock for entering into the agreement. The shares would be forfeited if the executive competes during the non-compete period. The restrictions on the restricted shares do not lapse upon a change of control.
      Equity Compensation Awards. The merger agreement provides that, upon completion of the merger, each MBNA stock option will be converted into a Bank of America stock option. In addition, each MBNA restricted share outstanding immediately before completing the merger will be converted upon the completion of the merger into the right to receive the merger consideration (with the same terms as the MBNA restricted shares, including transfer restrictions on stock consideration to the extent the MBNA restricted shares do not vest and transfer restrictions do not lapse on the change of control). Upon a change of control, such as completion of the merger, except for restricted shares previously granted in connection with entering into the non-competition agreements described above, all unvested stock options and shares of restricted stock will vest in full. Based on MBNA equity compensation held as of [                    ] and assuming a closing date of [                    ], upon completion of the merger, Messrs. Cochran, Hammonds, Struthers, Vecchione and Weaver and the remaining MBNA executives and directors, as a group, would vest in respect of [                    ], [                    ], [                    ], [                    ], [                    ] and [                    ] shares, respectively, subject to their stock options and in respect of [                    ], [                    ], [                    ], [                    ], [                    ] and [                    ] restricted shares.
      Supplemental Executive Retirement Plan. MBNA maintains a supplemental executive retirement plan, which we refer to as the SERP, under which executive officers of MBNA and Mr. Bramble are eligible for retirement benefits, outside of a change of control situation such as the merger, if they have been employed by MBNA until age 60 with at least 10 years of service (or until age 65 if they do not have at least 10 years of service) unless the executive’s employment is terminated by MBNA for cause. The amount of the non-change of control benefit under the SERP is up to 80 percent of the executive’s highest average base salary for any consecutive 12-month period during the 144 months preceding retirement and is payable as a monthly benefit for life. Additional monthly benefits may be payable to the executive’s surviving spouse or other beneficiary following the executive’s death while in service or death after having commenced SERP retirement payments. If at any time following a change of control (such as completion of the merger) or within 12 months prior to and in connection with such event, MBNA terminates the executive’s employment other than for “cause” or the executive resigns for “good reason” (as each term is defined in the SERP), or, in the case of each of Messrs. Cochran, Hammonds, Struthers, Weaver and Lerner, if the executive resigns for any reason in the 30-day period following the first anniversary of a change of control, then the SERP provides the following four enhancements to the executive’s SERP retirement benefits: (i) the SERP benefit will be payable even if the executive had not yet attained age 60 with 10 years of service or age 65 at the date of termination; (ii) the percentage of base salary payable is determined under a special change of control schedule that generally provides a higher percentage for each attained age, but still subject to a maximum of 80%; (iii) for purposes of applying the special change of control benefit schedule, each of Messrs. Cochran, Hammonds, Struthers, Weaver and Lerner are deemed to have an additional five years of age at termination of employment, and each of the other executive officers is deemed to have an additional three years of age at termination of employment, but in no event is the executive deemed to be less than 50 years of age for such purpose; and (iv) the benefit is payable in an actuarially determined lump sum payment at termination of employment, unless the executive elects otherwise. Assuming that the merger is completed on [                    ] and each of the executives experiences a qualifying termination of employment immediately thereafter, the excess of the annual amount of gross SERP payments that would be payable to Messrs. Cochran, Hammonds, Struthers, Vecchione and Weaver and the other participants as a group over the annual amount of gross SERP payments that would be payable to them upon retirement in the absence of a change of control is $[                    ], $[                    ], $[                    ], $[                    ], $[                    ] and $[                    ], respectively. These amounts would be reduced by amounts payable under social security, the MBNA Corporate Pension Plan, and any other defined benefit pension plan.
      Supplemental Executive Insurance Plan. MBNA maintains a supplemental executive life insurance plan. Under the plan, MBNA pays the premiums on life insurance policies maintained for the benefit of each of the SERP participants described above other than Mr. Lerner. The benefits generally terminate upon a termination of an executive’s employment, but in specified cases involving a change of control, such as the merger, they may continue after termination. Specifically, in the event that (1) the executive’s employment with MBNA is terminated at any time after a change of control either by MBNA without “cause” or by the executive for “good reason” (as each term is defined in the plan), (2) the executive’s employment with MBNA is terminated before a change of control by MBNA without cause or is terminated by the executive for good reason, in either case if the change of control actually occurs, and subject to other conditions, or (3) in the case of Messrs. Cochran, Hammonds, Struthers and Weaver, the executive officer’s employment with MBNA is terminated for any reason other than cause, disability or death within the 30-day period beginning one year after a change of control, MBNA will continue to make premium payments following the termination of the executive’s employment.
      Change of Control Agreements. MBNA has entered into change of control agreements with each of Messrs. Cochran, Hammonds, Struthers, Vecchione, Weaver and Bramble and each of the other MBNA executive officers except for Mr. Black. The agreements provide certain payments and benefits described below if, during the three-year period following a change of control (such as completion of the merger) or within 12 months prior to and in connection with such event, MBNA terminates the executive’s employment other than for “cause” or disability or the executive resigns for “good reason” (as each term is defined in the agreements). In addition, in the case of Messrs. Cochran, Hammonds, Struthers, Weaver and Lerner, the executive will become eligible for payments and benefits under the agreement if the executive resigns for any reason during the 30-day period following the first anniversary of the change of control. In the event of a qualifying termination as described above, the executive will be entitled to receive a lump sum cash severance payment equal to the sum of the executive’s annual base salary and “highest bonus” (defined as the higher of the average annualized bonus paid to the executive during the three year period preceding the change of control or the most recent annual bonus paid to the executive following the change of control) times a multiple applicable under each agreement. The applicable multiple is three times for Messrs. Cochran, Hammonds, Struthers, Weaver and Lerner, and two times for all other executives (except that Mr. Vecchione is one and a half times). Also in that case, the executive is entitled to receive a lump sum payment equal to the sum of (a) all accrued compensation obligations, including a pro-rata bonus for the year in which the termination occurs based on the highest bonus, and (b) the matching contributions the executive would have received for three years in the case of Messrs. Cochran, Hammonds, Struthers, Weaver and Lerner, or for two years in the case of all other executives, following such termination of employment under MBNA’s tax-qualified 401(k) plan and non-qualified deferred compensation plan had the executive’s employment not terminated. Additionally, the executive will be entitled to, for three years following the date of termination in the case of Messrs. Cochran, Hammonds, Struthers, Weaver and Lerner, and two years following the date of termination in the case of all other executives, continuation of welfare benefits, and all equity awards issued after the change of control will vest and options will remain exercisable for no less than 90 days. In addition, in the event that any of the executives becomes subject to an excise tax under Section 4999 of the Code, the agreements generally provide for an additional payment to the executive such that the executive will be placed in the same after-tax position as if no such excise tax had been imposed, unless the executive’s payments exceed the limit on parachute payments by less than $50,000, in which case the executive’s severance payments will be reduced to the minimum extent necessary so that no portion of the payments are subject to the excise tax.
      In the event that the executive resigns for good reason or is terminated by MBNA without cause, the executive will be subject to either two-year or one-year, depending on the executive, non-competition and non-solicitation of employees covenants. Assuming that the merger is completed on [                    ] and the executive experiences a qualifying termination of employment immediately thereafter, the amount of cash severance (based upon current base salaries and recent bonus amounts but excluding income and employment tax and excise tax gross-ups) that would be payable to each of Messrs. Cochran, Hammonds, Struthers, Vecchione and Weaver and the remaining executives as a group, respectively, is $[                    ], $[                    ], $[                    ], $[                    ], $[                    ], and $[                    ].
      Protection of MBNA Directors and Officers Against Claims. Bank of America has agreed to indemnify and hold harmless each present and former director, officer and employee of MBNA from liability and exculpation for matters arising at or prior to the completion of the merger to the fullest extent provided by applicable law, the MBNA articles of incorporation and the MBNA bylaws. Bank of America also has agreed that it will maintain in place existing indemnification and exculpation rights in favor of MBNA directors, officers and employees for six years after the merger and that it will maintain MBNA’s current policy of directors’ and officers’ liability insurance coverage, or an equivalent replacement policy for the benefit of MBNA directors and officers, for six years following completion of the merger, except that Bank of America is not required to incur annual premium expense greater than 250% of MBNA’s current annual directors’ and officers’ liability insurance premium.

THE MERGER AGREEMENT
      The following describes certain aspects of the merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this document as Appendix A and is incorporated by reference in this document. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing this merger.
Terms of the Merger
      Each of the MBNA board of directors and the Bank of America board of directors has approved the merger agreement, which provides for the merger of MBNA with and into Bank of America. Bank of America will be the surviving corporation in the merger. Each share of Bank of America common or preferred stock issued and outstanding immediately prior to completion of the merger will remain issued and outstanding as one share of common or preferred stock of Bank of America, and each share of MBNA common stock issued and outstanding immediately prior to the completion of the merger, except for specified shares of MBNA common stock held by MBNA and Bank of America, will be converted into the right to receive 0.5009 of a share of Bank of America common stock and $4.125 in cash, without interest. If the number of shares of common stock of Bank of America changes before the merger is completed because of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar event, then an appropriate and proportionate adjustment will be made to the number of shares of Bank of America common stock into which each share of MBNA common stock will be converted.
      Bank of America will not issue any fractional shares of Bank of America common stock in the merger. Instead, an MBNA stockholder who otherwise would have received a fraction of a share of Bank of America common stock will receive an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying the fraction of a share of Bank of America common stock to which the holder would otherwise be entitled by the average closing price of Bank of America common stock over the five trading days immediately prior to the date on which the merger is completed.
      The Bank of America certificate of incorporation will be the certificate of incorporation, and the Bank of America bylaws will be the bylaws, of the combined company after completion of the merger. The merger agreement provides that Bank of America may change the structure of the merger if consented to by MBNA (but MBNA’s consent cannot be unreasonably withheld or delayed). No such change will alter the amount or kind of merger consideration to be provided under the merger agreement, adversely affect the tax consequences to MBNA stockholders in the merger, or materially impede or delay completion of the merger.
Treatment of MBNA Stock Options and Other Equity-Based Awards
      Each outstanding option to acquire MBNA common stock granted under MBNA’s stock incentive plans will be converted automatically at the effective time of the merger into an option to purchase Bank of America common stock and will continue to be governed by the terms of the MBNA stock plan and related grant agreements under which it was granted, except that:

•	the number of shares of Bank of America common stock subject to the new Bank of America stock option will be equal to the product of the number of shares of MBNA common stock subject to the MBNA stock option and the award exchange ratio, rounded down to the nearest whole share; and

•	the exercise price per share of Bank of America common stock subject to the new Bank of America stock option will be equal to the exercise price per share of MBNA common stock under the MBNA stock option divided by the award exchange ratio, rounded up to the nearest cent.
      The award exchange ratio will be the sum of (a) 0.5009 and (b) $4.125 divided by the average closing price of Bank of America common stock over the five trading days immediately prior to the date on which the merger is completed.
      Restricted share units in respect of MBNA common stock outstanding immediately prior to the merger will be converted automatically at the effective time of the merger into restricted share units in respect of shares of Bank of America common stock (except that restricted share units that vest upon the change of control will instead be converted into shares of Bank of America common stock). The number of shares of Bank of America common stock subject to each converted restricted share unit will be equal to the product of the number of shares of MBNA common stock subject to the MBNA restricted share unit and the award exchange ratio, rounded down to the nearest whole share.
      Each outstanding restricted share of MBNA common stock will be converted automatically at the effective time of the merger into the right to receive, on the same terms and conditions as applied to such restricted shares immediately prior to the effective time of the merger (including transfer restrictions on the stock consideration to the extent such shares do not vest and transfer restrictions do not lapse on the change of control), the merger consideration, subject to Bank of America’s right to deduct and withhold any amounts required under the Code or applicable state or local tax law when the restrictions on such rights lapse.
      Bank of America has agreed to reserve additional shares of Bank of America common stock to satisfy its obligations under the converted stock options and other equity-based awards and file a registration statement with the SEC on an appropriate form to the extent necessary to register Bank of America common stock subject to the converted stock options and other equity-based awards.
Closing and Effective Time of the Merger
      The merger will be completed only if all of the following occur:

•	the merger is approved by MBNA stockholders;

•	we obtain all required governmental and regulatory consents and approvals without a condition or restriction that would have a material adverse effect on either MBNA or Bank of America, measured on a scale relative to MBNA; and

•	all other conditions to the merger discussed in this document and the merger agreement are either satisfied or waived.
      The merger will become effective when articles of merger are filed with the State Department of Assessments and Taxation of the State of Maryland and a certificate of merger is filed with the Secretary of State of the State of Delaware. However, we may agree to a later time for completion of the merger and specify that time in the articles of merger and certificate of merger in accordance with Maryland and Delaware law. In the merger agreement, we have agreed to cause the completion of the merger to occur no later than the fifth business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement, or on another mutually agreed date. If these conditions are satisfied or waived during the two weeks immediately prior to the end of a fiscal quarter of Bank of America, then Bank of America may postpone the closing until the first full week after the end of that quarter. It currently is anticipated that the effective time of the merger will occur prior to the end of 2005, but we cannot guarantee when or if the merger will be completed.
Board of Directors of the Surviving Corporation
      Before completion of the merger, Bank of America will take such actions as may be reasonably required to appoint Frank P. Bramble, Sr., who was until December 2004 a Vice Chairman of MBNA and who currently serves as Senior Advisor to the Chief Executive Officer of MBNA, to its board of directors upon completion of the merger and, if necessary, will increase the size of the board of directors to permit this appointment.
Conversion of Shares; Exchange of Certificates
      The conversion of MBNA common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after completion of the merger, the exchange agent will exchange certificates representing shares of MBNA common stock for merger consideration to be received pursuant to the terms of the merger agreement. Prior to the completion of the merger, Bank of America will select a bank or trust company subsidiary of Bank of America or another bank or trust company reasonably acceptable to MBNA to be the exchange agent, who will exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

Letter of Transmittal
      Soon after the completion of the merger, the exchange agent will mail a letter of transmittal to each holder of an MBNA common stock certificate at the effective time of the merger. This mailing will contain instructions on how to surrender MBNA common stock certificates in exchange for statements indicating book-entry ownership of Bank of America common stock and a check in the appropriate amount of the cash portion of the merger consideration. If a holder of an MBNA common stock certificate makes a special request, however, Bank of America will issue to the requesting holder a Bank of America stock certificate in lieu of book-entry shares. When you deliver your MBNA stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your MBNA stock certificates will be cancelled and you will receive statements indicating book-entry ownership of Bank of America common stock, or, if requested, stock certificates representing the number of full shares of Bank of America common stock to which you are entitled under the merger agreement. You will receive payment in cash, without interest, for the cash portion of the merger consideration and additional cash payment instead of any fractional shares of Bank of America common stock that would have been otherwise issuable to you as a result of the merger.
      Holders of MBNA common stock should not submit their MBNA stock certificates for exchange until they receive the transmittal instructions and a form of letter of transmittal from the exchange agent.
      If a certificate for MBNA common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.
      After completion of the merger, there will be no further transfers on the stock transfer books of MBNA, except as required to settle trades executed prior to completion of the merger.

Withholding
      The exchange agent will be entitled to deduct and withhold from the cash consideration or cash in lieu of fractional shares payable to any MBNA stockholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Dividends and Distributions
      Until MBNA common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Bank of America common stock into which shares of MBNA common stock may have been converted will accrue but will not be paid. Bank of America will pay to former MBNA stockholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their MBNA stock certificates.
      Prior to the effective time of the merger, MBNA and its subsidiaries may not declare or pay any dividend or distribution on its capital stock or repurchase any shares of its capital stock, other than:

•	regular quarterly cash dividends at a rate not to exceed $0.14 per share of MBNA common stock with record dates and payment dates consistent with the prior year;

•	dividends paid by any subsidiary of MBNA to MBNA or to any of its wholly-owned subsidiaries; and

•	the acceptance of shares of MBNA common stock in payment of the exercise of a stock option or the vesting of restricted shares of MBNA common stock granted under an MBNA stock plan, in each case in accordance with past practice.
      MBNA and Bank of America have agreed to coordinate declaration of dividends so that holders of MBNA common stock will not receive two dividends, or fail to receive one dividend, for any quarter with respect to their MBNA common stock and any Bank of America common stock any holder receives in the merger.

Representations and Warranties
      The merger agreement contains customary representations and warranties of MBNA and Bank of America relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects (or, in the case of specific representations and warranties regarding the capitalization of our companies, true and correct except to a de minimis extent), no representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events, has had or is reasonably likely to have a material adverse effect on the company making the representation. In determining whether a material adverse effect has occurred or is reasonably likely, the parties will disregard any effects resulting from (1) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies, or to credit card companies, generally, (2) changes in laws, rules or regulations of general applicability to banks or savings associations, and their holding companies, or to credit card companies, generally, or their interpretations by courts or governmental entities, (3) changes in global or national political conditions or in general economic or market conditions affecting banks, credit card companies, savings associations or their holding companies generally, except to the extent that such changes in general or market conditions have a materially disproportionate adverse effect on such party, or (4) completion or public disclosure of the merger. The representations and warranties in the merger agreement do not survive the effective time of the merger.
      Each of Bank of America and MBNA has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements, internal controls and accounting;

•	broker’s fees payable in connection with the merger;

•	the absence of material adverse changes;

•	legal proceedings;

•	tax matters;

•	compliance with applicable laws;

•	tax treatment of the merger; and

•	the accuracy of information supplied for inclusion in this document and other similar documents.
      In addition, MBNA has made other representations and warranties about itself to Bank of America as to:

•	employee matters, including employee benefit plans;

•	material contracts;

•	risk management instruments and derivatives;

•	investment and loan portfolios;

•	real property and intellectual property;

•	environmental liabilities;

•	credit card operations and securitizations;

•	the inapplicability of state takeover laws; and

•	the receipt of a financial advisor’s opinion.
      Bank of America also has made a representation and warranty to MBNA regarding the availability of cash to pay the cash portion of the merger consideration.
      The representations and warranties described above and included in the merger agreement were made by each of Bank of America and MBNA to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by Bank of America and MBNA in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between Bank of America and MBNA rather than to establish matters as facts. The merger agreement is described in, and included as an appendix to, this document only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding MBNA, Bank of America or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this document and in the documents incorporated by reference into this document. See “Where You Can Find More Information” on page 63.
Covenants and Agreements
      Each of MBNA and Bank of America has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, each of Bank of America and MBNA agreed to (1) conduct its business in the ordinary course in all material respects, (2) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, including retaining the services of key officers and employees, and (3) take no action that is intended to or would reasonably be expected to adversely affect or materially delay its respective ability to obtain any necessary regulatory approvals, perform its covenants or complete the merger. MBNA further agrees that, with certain exceptions and except with Bank of America’s prior written consent, MBNA will not, and will not permit any of its subsidiaries to, among other things, undertake the following extraordinary actions:

•	incur indebtedness or in any way assume the indebtedness of another person, except in the ordinary course of business;

•	adjust, split, combine or reclassify any of its capital stock;

•	make, declare or pay any dividends or other distributions on any shares of its capital stock, except as set forth above in “—Conversion of Shares; Exchange of Certificates—Dividends and Distributions”;

•	issue shares, stock options or other equity-based awards outside the parameters set forth in the merger agreement;

•	except as contemplated by the merger agreement and except as in the ordinary course of business, (1) increase wages, salaries or incentive compensation, (2) pay or provide, or increase or accelerate the accrual rate, vesting or timing or payment or funding of, any compensation or benefit to employees of MBNA and its subsidiaries, or (3) establish, adopt or become a party to any new employee benefit or compensation plan or agreement or amend any existing plan;

•	other than in the ordinary course of business, sell, transfer, mortgage, encumber or otherwise dispose of any material assets or properties, or cancel, release or assign any material indebtedness;

•	enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating, securitization and servicing policies other than as required by applicable law;

•	make any material investment either by purchase of securities, capital contributions, property transfers or purchase of property or assets;

•	take any action or knowingly fail to take any action reasonably likely to prevent the merger from qualifying as a reorganization for federal income tax purposes;

•	amend any charter documents, take any action to exempt another person from any applicable takeover law or defensive charter or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with third parties;

•	restructure or materially change its investment securities portfolio or its gap position;

•	materially change MBNA’s existing policies and procedures concerning credit card accounts;

•	commence or settle any material claim;

•	take or fail to take any action that is intended, or may be reasonably expected, to cause any of the conditions to the merger to fail to be satisfied;

•	change its tax accounting or financial accounting methods, except as required by applicable law or generally accepted or regulatory accounting principles;

•	file or amend any tax return other than in the ordinary course of business, make or change any material tax election or settle or compromise any material tax liability; or

•	agree to take or adopt any resolutions by the board of directors in support of any of the actions prohibited by the preceding bullets.
      Bank of America agrees that, except with MBNA’s prior written consent, Bank of America will not, among other things, undertake the following extraordinary actions:

•	amend any charter documents in a manner that would adversely affect MBNA or its stockholders or the transactions contemplated by the merger agreement;

•	take any action or knowingly fail to take any action reasonably likely to prevent the merger from qualifying as a reorganization for federal income tax purposes;

•	take any action that is intended, or may be reasonably expected, to result in any of the conditions to the merger failing to be satisfied;

•	take any action that would reasonably be expected to prevent, materially impede or materially delay completion of the merger; or

•	agree to take or adopt any resolutions by the board of directors in support of any of the actions prohibited by the preceding bullets.
      The merger agreement also contains mutual covenants relating to the preparation of this document and the holding of the special meeting of MBNA stockholders, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement.
      In addition, MBNA has agreed to redeem, as of or prior to completion of the merger, all shares of its 7 1/2% Series A Cumulative Preferred Stock and Series B Adjustable Rate Cumulative Preferred Stock.
Reasonable Best Efforts of MBNA to Obtain the Required Stockholder Vote
      MBNA has agreed to hold a meeting of its stockholders as soon as is reasonably practicable for the purpose of obtaining stockholder approval of the merger. MBNA will use its reasonable best efforts to obtain such approval. The merger agreement requires MBNA to submit the merger agreement to a stockholder vote even if its board of directors no longer recommends approval of the merger agreement.
      MBNA and Bank of America have also agreed in good faith to use their reasonable best efforts to negotiate a restructuring of the merger if MBNA’s stockholders do not approve the merger agreement at the special meeting and to resubmit the transaction to MBNA’s stockholders for approval. However, in any restructuring neither party has any obligation to change the amount or kind of the merger consideration in a manner adverse to that party or its stockholders.

Agreement Not to Solicit Other Offers
      MBNA also has agreed that it, its subsidiaries and their officers, directors, employees, agents and representatives will not, directly or indirectly:

•	initiate, solicit, encourage or facilitate any inquiries or proposals for any “Alternative Proposal” (as defined below); or

•	participate in any discussions or negotiations, or enter into any agreement, regarding any “Alternative Transaction” (as defined below).
However, prior to the special meeting, MBNA may consider and participate in discussions and negotiations with respect to a bona fide Alternative Proposal if (1) it has first entered into a confidentiality agreement with the party proposing the Alternative Proposal on terms comparable to the confidentiality agreement with Bank of America and (2) the MBNA board of directors determines reasonably in good faith (after consultation with outside legal counsel) that failure to take these actions would cause it to violate its fiduciary duties.
      MBNA has agreed:

•	to notify Bank of America promptly (but in no event later than 24 hours) after it receives any Alternative Proposal, or any material change to any Alternative Proposal, or any request for nonpublic information relating to MBNA or any of its subsidiaries, and to provide Bank of America with relevant information regarding the Alternative Proposal or request;

•	to keep Bank of America fully informed, on a current basis, of any material changes in the status and any material changes in the terms of any such Alternative Proposal; and

•	to cease any existing discussions or negotiations with any persons with respect to any Alternative Proposal, and to use reasonable best efforts to cause all persons other than Bank of America who have been furnished with confidential information in connection with an Alternative Proposal within the 12 months prior to the date of the merger agreement to return or destroy such information.
      As used in the merger agreement, an “Alternative Proposal” means any inquiry or proposal regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving MBNA or any of its subsidiaries that, if completed, would constitute an Alternative Transaction.
      As used in the merger agreement, “Alternative Transaction” means any of the following:

•	a transaction pursuant to which any person (or group of persons) other than Bank of America or its affiliates, directly or indirectly, acquires or would acquire more than 25% of the outstanding shares of MBNA common stock or outstanding voting power or of any new series or new class of MBNA preferred stock that would be entitled to a class or series vote with respect to the merger, whether from MBNA or pursuant to a tender offer or exchange offer or otherwise;

•	a merger, share exchange, consolidation or other business combination involving MBNA (other than the merger being described here);

•	any transaction pursuant to which any person (or group of persons) other than Bank of America or its affiliates acquires or would acquire control of assets (including, for this purpose, the outstanding equity securities of subsidiaries of MBNA and securities of the entity surviving any merger or business combination including any of MBNA’s subsidiaries) of MBNA, or any of its subsidiaries representing more than 25% of the fair market value of all the assets, net revenues or net income of MBNA and its subsidiaries, taken as a whole, immediately prior to such transaction; or

•	any other consolidation, business combination, recapitalization or similar transaction involving MBNA or any of its subsidiaries, other than the transactions contemplated by the merger agreement, as a result of which the holders of shares of MBNA common stock immediately prior to the transaction do not, in the aggregate, own at least 75% of each of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in the transaction immediately after the completion of the transaction in substantially the same proportion as the holders held the shares of MBNA common stock immediately prior to the completion of the transaction.

Expenses and Fees
      In general, each of Bank of America and MBNA will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, the costs and expenses of printing and mailing this document, and all filing and other fees paid to the SEC in connection with the merger, shall be borne equally by MBNA and Bank of America.
Employee Matters
      Bank of America has agreed that for a period of one year following the closing of the merger, with respect to the employees of MBNA and its subsidiaries at the effective time, it will provide such employees in the aggregate with employee benefits, rates of base salary or hourly wage and annual bonus opportunities that are substantially similar in the aggregate to the aggregate employee benefits, rates of base salary or hourly wage and annual bonus opportunities provided to such employees pursuant to MBNA’s benefit plans as in effect immediately prior to the merger.
      In addition, Bank of America has agreed, to the extent any MBNA employee becomes eligible to participate in Bank of America benefit plans following the merger:

•	generally to recognize each employee’s service with MBNA prior to the completion of the merger for purposes of eligibility to participate, vesting credits and, except under defined benefit pension plans, benefit accruals, in each case under the Bank of America plans to the same extent such service was recognized under comparable MBNA plans prior to completion of the merger; and

•	to waive any exclusion for pre-existing conditions under any Bank of America health, dental or vision plans, to the extent such limitation would have been waived or satisfied under a corresponding MBNA plan in which such employee participated immediately prior to the effective time, and recognize any medical or health expenses incurred in the year in which the merger closes for purposes of applicable deductible and annual out-of-pocket expense requirements under any health, dental or vision plan of Bank of America.
However, Bank of America has no obligation to continue the employment of any MBNA employee for any period following the merger.
Indemnification and Insurance
      The merger agreement requires Bank of America to maintain in effect for six years after completion of the merger the current rights of MBNA directors, officers and employees to indemnification under the MBNA articles of incorporation or the MBNA bylaws or disclosed agreements of MBNA. The merger agreement also provides that, upon completion of the merger, Bank of America will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of MBNA and its subsidiaries in their capacities as such against all losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement to the fullest extent permitted by applicable laws.
      The merger agreement provides that Bank of America will maintain for a period of six years after completion of the merger MBNA’s current directors’ and officers’ liability insurance policies, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring prior to the effective time of the merger, except that Bank of America is not required to incur annual premium expense greater than 250% of MBNA’s current annual directors’ and officers’ liability insurance premium.
Conditions to Complete the Merger
      Our respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the approval of the merger by MBNA stockholders;

•	the approval of the listing of Bank of America common stock to be issued in the merger on the NYSE, subject to official notice of issuance;

•	the effectiveness of the registration statement of which this document is a part with respect to the Bank of America common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose; and

•	the absence of any law, statute, regulation, judgment, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement.
      Each of Bank of America’s and MBNA’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

•	the receipt by each of Bank of America and MBNA of a legal opinion with respect to certain federal income tax consequences of the merger;

•	the receipt and effectiveness of all governmental and other approvals, registrations and consents, and the expiration of all related waiting periods required to complete the merger (in the case of the conditions to Bank of America’s obligation to complete the merger, without any conditions or restrictions that would have a material adverse effect on either MBNA or Bank of America, measured on a scale relative to MBNA); and

•	the truth and correctness of the representations and warranties of each other party in the merger agreement, subject to the materiality standard provided in the merger agreement, and the performance by each other party in all material respects of their obligations under the merger agreement and the receipt by each party of certificates from the other party to that effect.
      We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this document, we have no reason to believe that any of these conditions will not be satisfied.
Termination of the Merger Agreement
      The merger agreement can be terminated at any time prior to completion by mutual consent, if authorized by each of our boards of directors, or by either party in the following circumstances:

•	if any of the required regulatory approvals are denied (and the denial is final and nonappealable);

•	if the merger has not been completed by June 30, 2006, unless the failure to complete the merger by that date is due to the terminating party’s failure to abide by the merger agreement;

•	if there is a breach by the other party that would cause the failure of the closing conditions described above, unless the breach is capable of being, and is, cured within 45 days of notice of the breach; or

•	if the other party has committed a substantial, bad faith breach of its obligation to use reasonable best efforts to negotiate a restructuring of the transaction and to resubmit the transaction to MBNA’s stockholders for approval, if MBNA stockholders fail to approve the merger.
      In addition, Bank of America may terminate the merger agreement if the MBNA Board of Directors fails to recommend that MBNA stockholders approve the merger, withdraws or modifies in a manner adverse to Bank of America, or makes public statements inconsistent with, its recommendation of the merger to stockholders, or recommends a competing merger proposal.
      Effect of Termination. If the merger agreement is terminated, it will become void, and there will be no liability on the part of Bank of America or MBNA, except that (1) both Bank of America and MBNA will remain liable for any willful breach of the merger agreement and (2) designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information and publicity restrictions, will survive the termination. In addition, if the merger agreement is terminated, the stock option agreement will remain in effect in accordance with its terms.
Amendment, Waiver and Extension of the Merger Agreement
      Subject to applicable law, the parties may amend the merger agreement by action taken or authorized by their boards of directors or by written agreement. However, after any approval of the transactions contemplated by the merger agreement by the MBNA stockholders, there may not be, without further approval of those stockholders, any amendment of the merger agreement that (1) changes the amount or the form of the consideration to be delivered to the holders of MBNA common stock, (2) changes any term of the certificate of incorporation of the combined company, or (3) changes any of the terms and conditions of the merger agreement if such change would adversely affect the holders of any MBNA securities, in each case other than as contemplated by the merger agreement.
      At any time prior to the completion of the merger, each of us, by action taken or authorized by our respective board of directors, to the extent legally allowed, may:

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties of the other party; or

•	waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.
Resales of Bank of America Stock by Affiliates
      Shares of Bank of America common stock to be issued to MBNA stockholders in the merger have been registered under the Securities Act, and may be traded freely and without restriction by those stockholders not deemed to be affiliates (as that term is defined under the Securities Act) of MBNA. Any subsequent transfers of shares, however, by any person who is an affiliate of MBNA at the time the merger is submitted for a vote of the MBNA stockholders will, under existing law, require:

•	the further registration under the Securities Act of the Bank of America stock to be transferred;

•	compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

•	the availability of another exemption from registration.
      An “affiliate” of MBNA is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, MBNA. These restrictions are expected to apply to the directors and executive officers of MBNA and the holders of 10% or more of the outstanding MBNA common stock. The same restrictions apply to the spouses and certain relatives of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest.
      Bank of America will give stop transfer instructions to the exchange agent with respect to the shares of Bank of America common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.
      MBNA has agreed in the merger agreement to use its reasonable best efforts to cause each person who is an affiliate of MBNA for purposes of Rule 145 under the Securities Act to deliver to Bank of America a written agreement intended to ensure compliance with the Securities Act.

THE STOCK OPTION AGREEMENT
      The following description, which sets forth the material provisions of the stock option agreement under which MBNA has granted an option to Bank of America to purchase shares of MBNA common stock in specified circumstances, is subject to the full text of, and qualified in its entirety by reference to, the stock option agreement, which is attached to this document as Appendix B and which is incorporated by reference in this document. We urge you to read the stock option agreement carefully and in its entirety, as it is the legal document governing the stock option.
The Stock Option
      When we entered into the merger agreement, we also entered into a stock option agreement. Under the terms of the stock option granted by MBNA to Bank of America, Bank of America may purchase up to 249,764,005 shares of MBNA common stock at an exercise price of $21.30 per share. However, the number of shares issuable upon exercise of the option cannot exceed 19.9% of MBNA common stock outstanding without giving effect to any shares issued under the option. In the event that any additional shares of common stock are either issued or redeemed after the date of the stock option agreement, the number of shares of common stock subject to the option will be adjusted so that such number equals 19.9% of the number of shares of common stock then issued and outstanding without giving effect to any shares of common stock subject to or issued under the option. This exercise price represents MBNA’s closing common stock price on June 28, 2005, the business day prior to the date our boards of directors approved the merger agreement. The terms of the stock option agreement are summarized below.
Purpose of the Stock Option Agreement
      The stock option agreement may have the effect of making an acquisition or other business combination of MBNA by a third party more costly because of the need in any transaction to acquire any shares of common stock issued under the stock option agreement or because of any cash payments made under the stock option agreement. The stock option agreement may, therefore, discourage third parties from proposing an alternative transaction to the merger, including one that might be more favorable, from a financial point of view, to MBNA stockholders than the merger.
      To our knowledge, no event giving rise to the right to exercise the stock option has occurred as of the date of this document.
Exercise; Expiration
      Bank of America may exercise its option in whole or in part if both an Initial Triggering Event and a Subsequent Triggering Event occur prior to the occurrence of an Exercise Termination Event, as these terms are described below. The purchase of any shares of MBNA common stock under the option is subject to compliance with applicable law, which may require regulatory approval.
      The term “Initial Triggering Event” generally means the following:

•	MBNA or any of its subsidiaries, without Bank of America’s prior written consent, enters into an agreement to engage in an “Acquisition Transaction” (as defined below) with a third party or MBNA’s board of directors recommends that its stockholders approve or accept any Acquisition Transaction with any person other than Bank of America;

•	the MBNA board of directors has failed to recommend in this document the approval and adoption of the merger agreement, or, in a manner adverse to Bank of America, withdraws, modifies or qualifies, or proposes to withdraw, modify or qualify, the recommendation by the MBNA board of directors of the merger agreement or the merger to MBNA’s stockholders, takes any public action or makes any public statement in connection with the meeting of MBNA’s stockholders to approve the merger inconsistent with the recommendation of the MBNA board of directors, or recommends any Alternative Proposal (as defined above);

•	any third party acquires beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of MBNA common stock;

•	any person, other than Bank of America, publicly makes a bona fide proposal to MBNA or MBNA’s stockholders to engage in an Acquisition Transaction;

•	after the receipt by MBNA or its stockholders of any bona fide inquiry or proposal from a third party to MBNA or any of its subsidiaries to engage in an Acquisition Transaction, MBNA breaches any covenant or obligation contained in the merger agreement, the breach entitles Bank of America to terminate the merger agreement and the breach has not been cured prior to the date of written notice of the option holder’s intention to exercise the option; or

•	any third person, without the written consent of Bank of America, files an application or notice with the Federal Reserve Board or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.
      As used in the stock option agreement, the term “Acquisition Transaction” means:

•	a merger, consolidation or share exchange, or any similar transaction, involving MBNA or any of its significant subsidiaries;

•	a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of MBNA or any of its significant subsidiaries;

•	a purchase or other acquisition of securities representing 10% or more of the voting power of MBNA; or

•	any substantially similar transaction, except that any substantially similar transaction involving only MBNA and one or more of its subsidiaries or involving only any two or more of these subsidiaries will not be deemed to be an Acquisition Transaction, provided that it is not entered into in violation of the merger agreement.
      The stock option agreement generally defines the term “Subsequent Triggering Event” to mean any of the following events or transactions:

•	the acquisition by a third party of beneficial ownership of 20% or more of the outstanding MBNA common stock; or

•	MBNA enters into an agreement to engage in an Acquisition Transaction with a third party or its board of directors recommends that its stockholders approve or accept any Acquisition Transaction or proposed Acquisition Transaction other than the merger agreement. For this purpose, the percentage referred to in the definition of Acquisition Transaction is 20% instead of 10%.
      The stock option agreement defines the term “Exercise Termination Event” to mean any of the following:

•	completion of the merger;

•	termination of the merger agreement in accordance with its terms before an Initial Triggering Event, except a termination of the merger agreement by Bank of America based on a breach by MBNA of a representation, warranty, covenant or other agreement contained in the merger agreement (unless the breach is non-volitional) or a termination based on MBNA modifying its recommendation of the merger in a manner adverse to Bank of America; or

•	the passage of 18 months, subject to the extension described below, after termination of the merger agreement, if the termination follows the occurrence of an Initial Triggering Event or is a termination of the merger agreement by Bank of America based on a breach by MBNA of a representation, warranty, covenant or other agreement contained in the merger agreement (unless the breach is non-volitional) or based on MBNA modifying its recommendation of the merger in a manner adverse to Bank of America.
      If the option becomes exercisable, it may be exercised, in whole or in part, within 180 days following the Subsequent Triggering Event. Bank of America’s right to exercise its option and certain other rights under the stock option agreement are subject to an extension in order to obtain required regulatory approvals and comply with applicable regulatory waiting periods and to avoid liability under the short-swing trading restrictions contained in Section 16(b) of the Exchange Act. The option is exercisable for shares of MBNA common stock. MBNA has agreed that, if it does not have sufficient shares of common stock available under its articles of incorporation to issue to Bank of America in the event the option becomes exercisable and cannot obtain stockholder approval to increase its authorized shares of common stock in a reasonable time, it will issue in lieu of shares of MBNA common stock shares of a voting participating preferred stock with terms intended to make a share of the stock substantially economically equivalent to a share (or shares) of MBNA common stock.
Rights Under the Stock Option Agreement
      Immediately prior to or after a Repurchase Event (as defined below), and prior to an Exercise Termination Event subject to extension as described above, following a request of Bank of America, MBNA may be required to repurchase the option and all or any part of the shares issued under the option. The repurchase of the option will be at a price equal to the number of shares for which the option may be exercised multiplied by the amount by which the market/offer price, as that term is defined in the stock option agreement, exceeds the option price. At the request of the owner of option shares from time to time, MBNA may be required to repurchase such number of the option shares from the owner as designated by the owner at a price equal to the market/offer price, as that term is defined in the stock option agreement, multiplied by the number of option shares so designated. The term “Repurchase Event” is defined to mean:

•	completion of an Acquisition Transaction involving MBNA, except that for this purpose the reference to 10% in the definition of Acquisition Transaction is deemed to be 50%; or

•	acquisition by any person of beneficial ownership of 50% or more of the then-outstanding shares of common stock of MBNA.
      The stock option agreement also provides that Bank of America may, at any time during which MBNA would be required to repurchase the option or any option shares upon proper request or notice, subject to extension as described above, surrender the option and any shares issued under the option held by Bank of America to MBNA for a cash payment equal to $1.0559 billion, adjusted for the aggregate purchase price previously paid by Bank of America with respect to any option shares and gains on sales of stock purchased under the option. However, Bank of America may not exercise its surrender right if MBNA repurchases the option, or a portion of the option, in accordance with MBNA’s repurchase obligations described above.
      If, prior to an Exercise Termination Event, MBNA enters into certain mergers, consolidations or other transactions, certain fundamental changes in its capital stock occur, or it sells all or substantially all of its assets to any person other than Bank of America or one of Bank of America’s subsidiaries, the option will be converted into, or be exchanged for, a substitute option, at Bank of America’s election, of:

•	the continuing or surviving corporation of a consolidation or merger with MBNA;

•	MBNA in a merger in which it is the continuing or surviving person;

•	the transferee of all or substantially all of the assets of MBNA; or

•	any person that controls any of these entities, as the case may be.
      The substitute option will have the same terms as the original option (including a repurchase right, but based on the closing price of the common stock of the substitute issuer). However, if, because of legal reasons, the terms of the substitute option cannot be the same as those of the original option, the terms of the substitute option will be as similar as possible and at least as advantageous to Bank of America. Also, the number of shares exercisable under the substitute option is capped at 19.9% of the shares of common stock outstanding prior to exercise. In the event this cap would be exceeded, the issuer of the substitute option will pay Bank of America the difference between the value of a capped and non-capped option.
      The stock option agreement provides that the total profit realized by Bank of America as a result of a stock option agreement may in no event exceed $1.4078 billion.
ACCOUNTING TREATMENT
      The merger will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of MBNA as of the effective time of the merger will be recorded at their respective fair values and added to those of Bank of America. Any excess of purchase price over the fair values is recorded as goodwill. Financial statements of Bank of America issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of MBNA.
FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
      The following general discussion sets forth the anticipated material United States federal income tax consequences of the merger to U.S. holders (as defined below) of MBNA common stock that exchange their shares of MBNA common stock for shares of Bank of America common stock and cash in the merger. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.
      This discussion addresses only those MBNA stockholders that hold their shares of MBNA common stock as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer in stocks and securities, or foreign currencies;

•	a trader in securities that elects the mark-to-market method of accounting for your securities;

•	a holder of MBNA common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of MBNA common stock that received MBNA common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar; or

•	a holder of MBNA common stock that holds MBNA common stock as part of a hedge, straddle, constructive sale or conversion transaction.
      Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.
      For purposes of this discussion, the term “U.S. holder” means a beneficial owner of MBNA common stock that is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the MBNA common stock.

Tax Consequences of the Merger Generally
      The parties intend for the merger to qualify as a reorganization for United States federal income tax purposes. In connection with the filing of the registration statement of which this document forms a part, Cleary Gottlieb Steen & Hamilton LLP has delivered an opinion to Bank of America to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and Wachtell, Lipton, Rosen & Katz has delivered an opinion to MBNA to the effect that (1) the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (2) except to the extent of any cash consideration received in the merger and except with respect to cash received in lieu of fractional share interests in Bank of America common stock, no gain or loss will be recognized by holders of MBNA common stock in the merger. It is a condition to Bank of America’s obligation to complete the merger that Bank of America receive an opinion from Cleary Gottlieb Steen & Hamilton LLP, dated the closing date of the merger, to the same effect as the opinion from that firm described above. It is a condition to MBNA’s obligation to complete the merger that MBNA receive an opinion from Wachtell, Lipton, Rosen & Katz, dated the closing date of the merger, to the same effect as the opinion from that firm described above. These opinions will be based on representation letters provided by Bank of America and MBNA and on customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the merger. None of the opinions described above will be binding on the Internal Revenue Service. Bank of America and MBNA have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described herein.
      As a result of the merger qualifying as a reorganization within the meaning of Section 368(a) of the Code, upon exchanging your MBNA common stock for a combination of Bank of America common stock and cash, you will generally recognize gain (but not loss) in an amount equal to the lesser of:

•	the amount of gain realized (i.e., the excess, if any, of the sum of the cash and the fair market value of the Bank of America common stock you receive over your tax basis in the MBNA common stock surrendered in the merger); and

•	the amount of cash that you receive in the merger.
      For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. If you have different bases or holding periods in respect of shares of MBNA common stock, you should consult your tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Bank of America common stock received in the merger.
      Any recognized gain will generally be long-term capital gain if your holding period with respect to the MBNA common stock surrendered is more than one year at the effective time of the merger. In some cases, where you actually or constructively own Bank of America common stock immediately before the merger, such cash received in the merger could be treated as having the effect of the distribution of a dividend, under the tests set forth in Section 302 of the Code, in which case such cash received would be treated as ordinary dividend income. These rules are complex and dependent upon the specific factual circumstances particular to you. Consequently, if you may be subject to those rules, you should consult your tax advisor as to the application of these rules to the particular facts relevant to you.
      The aggregate tax basis in the shares of Bank of America common stock that you receive in the merger, including any fractional share interests deemed received by you under the treatment described below, will equal your aggregate adjusted tax basis in the MBNA common stock you surrender, increased by the amount of taxable gain, if any, that you recognize on the exchange (including any portion of the gain that is treated as a dividend but excluding any gain or loss resulting from the deemed receipt and redemption of a fractional share interest described below) and decreased by the amount of any cash received by you in the merger (excluding any cash received in lieu of a fractional share interest). Your holding period for the shares of Bank of America common stock that you receive in the merger (including a fractional share interest deemed received and redeemed as described below) will include your holding period for the shares of MBNA common stock that you surrender in the exchange.

Cash in Lieu of a Fractional Share
      If you receive cash in lieu of a fractional share of Bank of America common stock, you will be treated as having received the fractional share of Bank of America common stock pursuant to the merger and then as having exchanged the fractional share of Bank of America common stock for cash in a redemption by Bank of America. As a result, assuming that the redemption of a fractional share of Bank of America common stock is treated as a sale or exchange and not as a dividend, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in its fractional share of Bank of America common stock as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares is greater than one year. The deductibility of capital losses is subject to limitations.
Backup Withholding
      If you are a non-corporate holder of MBNA common stock you may be subject to information reporting and backup withholding at a rate of 28% on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive; or

•	are otherwise exempt from backup withholding.
      Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your United States federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.
Reporting Requirements
      If you receive shares of Bank of America common stock as a result of the merger, you will be required to retain records pertaining to the merger and you will be required to file with your United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

COMPARISON OF STOCKHOLDERS’ RIGHTS
      Bank of America is incorporated in Delaware and MBNA is incorporated in Maryland. Your rights as an MBNA stockholder are governed by the Maryland General Corporation Law, the MBNA articles of incorporation and the MBNA bylaws. Upon completion of the merger, you will exchange your shares of MBNA common stock for cash and shares of Bank of America common stock, and as Bank of America stockholders your rights will be governed by the Delaware General Corporation Law, the Bank of America certificate of incorporation and the Bank of America bylaws.
      The following is a summary of the material differences between the rights of holders of Bank of America common stock and the rights of holders of MBNA common stock, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the Delaware General Corporation Law, the Maryland General Corporation Law, the Bank of America certificate of incorporation, the MBNA articles of incorporation, the Bank of America bylaws and the MBNA bylaws. The Bank of America certificate of incorporation, the MBNA articles of incorporation and the Bank of America and MBNA bylaws are subject to amendment in accordance with their terms. Copies of the governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information” on page 63.

MBNA	Bank of America

AUTHORIZED CAPITAL STOCK

Authorized Shares. MBNA is authorized under its articles of incorporation to issue 1,520,000,000 shares, consisting of 1,500,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share.	Authorized Shares. Bank of America is authorized under its certificate of incorporation to issue 7,600,000,000 shares, consisting of 7,500,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Preferred Stock. MBNA’s articles of incorporation provide that shares of preferred stock may be issued from time to time in one or more series by the board of directors. The board can fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of each series of preferred stock. The rights of preferred stockholders may supersede the rights of common stockholders. Currently, (1) 6 million shares are authorized as MBNA 7 1/2% Series A Cumulative Preferred Stock and (2) 6 million shares are authorized as Series B Adjustable Rate Cumulative Preferred Stock. Under the merger agreement, MBNA has agreed to redeem all outstanding shares of its 7 1/2% Series A Cumulative Preferred Stock and Series B Adjustable Rate Cumulative Preferred Stock prior to completion of the merger.	Preferred Stock. Bank of America’s certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series by the board of directors. The board can fix the designations, preference, limitations and relative rights of each series of preferred stock. The rights of preferred stockholders may supersede the rights of common stockholders. Currently, (1) 35,045 shares are authorized as Bank of America Series B 7% Cumulative Redeemable Preferred Stock, (2) 690,000 shares are authorized as Bank of America Series VI 6.75% Perpetual Preferred Stock, and (3) 805,000 shares are authorized as Bank of America Series VII 6.60% Cumulative Preferred Stock.

VOTING RIGHTS IN AN EXTRAORDINARY TRANSACTION

The Maryland General Corporation Law generally requires approval of a consolidation, merger, share exchange or transfer by the affirmative vote of two- thirds of all votes entitled to be cast on the matter.	The Delaware General Corporation Law generally requires that any merger, consolidation or sale of substantially all the assets of a corporation be approved by a vote of a majority of all outstanding

MBNA	Bank of America

However, a Maryland corporation’s articles of incorporation may provide for a greater or lesser vote (but not less than a majority). The MBNA articles of incorporation provide that, notwithstanding any provision of the Maryland General Corporation Law requiring any action to be taken or authorized by the affirmative vote of the holders of more than a majority of the votes of all classes or any class of stock of MBNA, the action will be effective and valid if taken or authorized by the affirmative vote of a majority of the total number of votes entitled to be cast thereon, unless otherwise specified in the MBNA articles of incorporation. Approval of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of MBNA common stock entitled to vote at the MBNA special meeting.
shares entitled to vote thereon. Although a Delaware corporation’s certificate of incorporation may provide for a greater vote, the Bank of America certificate of incorporation does not require a greater vote.

AMENDMENT TO THE ARTICLES/CERTIFICATE OF INCORPORATION

The Maryland General Corporation Law generally provides that an amendment to a corporation’s articles of incorporation requires (1) adoption by the board of directors of a resolution submitting the proposed amendment to the stockholders, and (2) approval by the affirmative vote of the holders of two-thirds of all the votes entitled to be cast on the matter. However, a Maryland corporation’s articles of incorporation may provide for a greater or lesser vote (but not less than a majority).

The MBNA articles of incorporation provide that, notwithstanding any provision of the Maryland General Corporation Law requiring any action to be taken or authorized by the affirmative vote of the holders of more than a majority of the votes of all classes or any class of stock of MBNA, such action will be effective and valid if taken or authorized by the affirmative vote of a majority of the total number of votes entitled to be cast thereon, unless otherwise specified in the MBNA articles of incorporation. Amendments to the MBNA articles of incorporation generally require the affirmative vote of the holders of at least a majority of the outstanding shares of MBNA common stock entitled to vote on such matter. The MBNA articles of incorporation specifically require a different standard with respect to control share acquisitions, as discussed below.	Under the Delaware General Corporation Law, an amendment to the certificate of incorporation requires (1) the approval of the board of directors, (2) the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class. The Bank of America certificate of incorporation provides that Bank of America reserves the right at any time to amend or repeal any provision of the Bank of America certificate of incorporation and that all rights conferred thereby are granted subject to such right of Bank of America, but does not contain any provisions altering the standards for amendment.

The MBNA articles of incorporation provide that MBNA reserves the right to make, from time to time, any amendments of its articles of

MBNA	Bank of America

incorporation which are authorized by law, including any amendments which alter the contract rights of outstanding stock as expressly set forth in the articles of incorporation.

AMENDMENT TO THE BYLAWS

Under the Maryland General Corporation Law the power to adopt, alter and repeal a corporation’s bylaws is vested in the stockholders, except to the extent that the articles of incorporation or bylaws vest it in the board of directors. The MBNA bylaws specify that the bylaws may be altered, amended or repealed, and new bylaws may be adopted, by the MBNA board of directors and that the MBNA stockholders have no power to make, amend or repeal any bylaw.	Under the Delaware General Corporation Law, bylaws may be adopted, amended or repealed by the stockholders entitled to vote, and by the board of directors if the corporation’s certificate of incorporation confers the power to adopt, amend or repeal the corporation’s bylaws upon the directors. The Bank of America certificate of incorporation confers the power to adopt, amend or repeal the Bank of America bylaws upon the Bank of America board of directors, subject to the power of the Bank of America stockholders to alter or repeal any bylaws made by the Bank of America board of directors.

APPRAISAL RIGHTS

Under the Maryland General Corporation Law, appraisal rights are available only in connection with (1) a consolidation or merger with another corporation, (2) acquisitions of the stockholder’s stock in a share exchange, (3) a transfer of assets requiring stockholder approval, (4) an amendment of a company’s articles of incorporation in a way that alters the contract rights, as expressly set forth in the articles of incorporation, of any outstanding stock and substantially adversely affects the stockholder’s rights, unless the right to do so is reserved by the articles of incorporation, or (5) transactions governed by the voting requirements section related to transactions with interested stockholders, or is exempt from such voting requirements in certain circumstances.

However, no appraisal rights are available to holders of shares of any class of stock if:

  • the stock is listed on a national securities exchange, is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or is designated for trading on the NASDAQ Small Cap Market;

• the stock is that of the successor in a merger, unless (1) the merger alters the contract rights of the stock as expressly set forth in the articles of incorporation (or other organizational document of the successor), and such document does not reserve the right to do so, or (2) the stock is to be changed or converted into	Under the Delaware General Corporation Law, a stockholder of a Delaware corporation such as Bank of America who has not voted in favor of, nor consented in writing to, a merger or consolidation in which the corporation is participating generally has the right to an appraisal of the fair value of the stockholder’s shares of stock, subject to specified procedural requirements. The Delaware General Corporation Law does not confer appraisal rights, however, if the corporation’s stock is either (1) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (2) held of record by more than 2,000 holders.

Even if a corporation’s stock meets the foregoing requirements, however, the Delaware General Corporation Law provides that appraisal rights generally will be permitted if stockholders of the corporation are required to accept for their stock in any merger, consolidation or similar transaction anything other than (1) shares of the corporation surviving or resulting from the transaction, or depository receipts representing shares of the surviving or resulting corporation, or those shares or depository receipts plus cash in lieu of fractional interests, (2) shares of any other corporation, or depository receipts representing shares of the other corporation, or those shares or depository receipts plus cash in lieu of fractional interests, which shares or depository receipts are listed on a national securities exchange or designated as a national

MBNA	Bank of America

something other than either stock in the successor or cash, scrip or other rights or interests arising out of the provisions for the treatment of fractional shares of stock in the successor;

  • the stock is generally not entitled to be voted on the transaction or the stockholder did not own the shares on the record date;

  • the articles of incorporation provide that the holders of stock are not entitled to exercise appraisal rights; or

  • the stock is that of an open-ended investment company.
market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders, or (3) any combination of the foregoing.

Under the Delaware General Corporation Law, appraisal rights are not available in the merger for Bank of America stockholders.

Holders of MBNA common stock do not have any appraisal rights because the outstanding shares of MBNA common stock are listed on The New York Stock Exchange and because the MBNA articles of incorporation do not otherwise provide. See the discussion in the “The Merger—MBNA Stockholders Do Not Have Dissenters’ Appraisal Rights in the Merger” on page 31.

SPECIAL MEETINGS OF STOCKHOLDERS

The Maryland General Corporation Law provides that a special meeting of stockholders may be called by a corporation’s president, board of directors or any other person specified in a corporation’s articles of incorporation or bylaws. The MBNA bylaws permit special meetings of stockholders to be called by the chief executive officer, the president or the MBNA board of directors, as well as the secretary upon the written request of stockholders entitled to cast at least 25% of all votes entitled to be cast at the meeting. The MBNA bylaws also provide that unless the special meeting is requested by stockholders entitled to vote at least a majority of all votes entitled to be cast at the meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting of the stockholders held during the preceding 12 months.	Under the Delaware General Corporation Law, special stockholder meetings of a corporation may be called by the corporation’s board of directors, or by any person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws. The Bank of America bylaws provide that a special meeting of stockholders may be called for any purpose by the board of directors, the chairman of the board of directors, the chief executive officer or the president, or the secretary acting under instructions of any of the foregoing.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Holders of MBNA common stock may nominate individuals for election to the MBNA board of directors or submit proposals for consideration at meetings of stockholders as specified in the MBNA bylaws. The MBNA bylaws provide that with respect to any stockholder proposals, no business, including a nomination for election as a director, may be brought before an annual meeting of	The Delaware General Corporation Law does not contain any specific provisions regarding notice of stockholders’ proposals or nominations for directors. The Bank of America bylaws specify that nominations of individuals for election as directors and stockholder proposals may be made pursuant to Bank of America’s notice of meeting, by or at the direction of the Bank of America board of directors

MBNA	Bank of America

stockholders by any stockholder unless the stockholder has given written notice of the business to MBNA’s secretary not later than 90 days prior to the anniversary date of the previous year’s annual meeting. In the event of a special meeting of MBNA stockholders at which directors are to be elected, a nomination of an individual for election as a director may be made pursuant to MBNA’s notice of meeting by or at the direction of the MBNA board of directors or by an MBNA stockholder who complies with the notice procedure. A stockholder may nominate a director for election as specified in the notice of meeting so long as the notice is received by the secretary of MBNA not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the public announcement of the special meeting. The notice must include certain information concerning the stockholder, the business the stockholder proposes to bring before the meeting and, in the case of a nomination for director, the nominee.
or by any holder of Bank of America stock entitled to vote on the election of directors who complies with the requisite notice procedure. The notice procedure requires that a stockholder’s proposal or nomination of an individual for election as a director must be made in writing and received by the secretary of Bank of America not later than the close of business on the 75th day nor earlier than the close of business on the 120th day prior to the first anniversary of the date Bank of America commenced mailing its proxy materials for the preceding year’s annual meeting. In the event of a special meeting of Bank of America stockholders at which directors are to be elected, any Bank of America stockholder entitled to vote may nominate an individual for election as director if the stockholder’s notice is received by the secretary of Bank of America not later than the close of business on the 15th day following the day on which notice of the meeting is first mailed to Bank of America stockholders. The notice must include certain information concerning the stockholder, the matter the stockholder proposes to bring before the meeting and, in the case of a nomination for director, the nominee.

BOARD OF DIRECTORS Number of Directors

Under the Maryland General Corporation Law, a corporation must have a board of directors consisting of at least one director. The MBNA articles of incorporation provide that the MBNA board of directors is to initially consist of four members and that the number of directors may be increased or decreased as provided in the bylaws. The MBNA bylaws provide that the number of directors must not be less than the lesser of three (or the number of stockholders) or more than 20. Pursuant to the bylaws, the board of directors may fix the number of directors from time to time by resolution of the board of directors. Currently, the number of members of the MBNA board of directors is nine.	Under Delaware General Corporation Law, the board of directors of a corporation must consist of one or more members, each of whom must be a natural person. The Bank of America bylaws provide that the Bank of America board of directors is to consist of not less than five nor more than 30 members, which number may be changed from time to time within such range by the Bank of America board of directors. Currently, the number of members of the Bank of America board of directors is 17.
Classification

The Maryland General Corporation Law permits classification of a Maryland corporation’s board of directors if the corporation’s articles of incorporation or bylaws so provide. The MBNA articles of incorporation and the MBNA bylaws do not provide for classification of the MBNA board of directors.	The Delaware General Corporation Law permits classification of a Delaware corporation’s board of directors if the corporation’s certificate of incorporation, an initial bylaw or a bylaw approved by the stockholders so provides. The Bank of America certificate of incorporation and the Bank of America bylaws do not provide for classification of the Bank of America board of directors.

MBNA	Bank of America

Removal

Under the Maryland General Corporation Law, the stockholders of a corporation may remove any director, with or without cause, by the affirmative vote of a majority of all votes entitled to be cast generally for the election of directors, except in certain circumstances including election of directors by a separate class or series, cumulative voting, a classified board or as otherwise provided in the articles of incorporation. Since the MBNA articles of incorporation do not include this limitation, MBNA stockholders may remove one or all of the MBNA directors with or without cause by the affirmative vote of a majority of all votes entitled to be cast generally for the election of directors.	The Delaware General Corporation Law provides that, in the absence of cumulative voting or a classified board, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote in an election of directors. Bank of America stockholders may remove one or all of the Bank of America directors with or without cause.

Vacancies

Under the Maryland General Corporation Law, stockholders may elect a successor to fill a vacancy on the board of directors which results from the removal of a director. In addition, a majority of the remaining members of the board of directors may fill a vacancy, unless it results from an increase in the size of the board, in which case the vacancy may be filled by a majority of the entire board.

Under the MBNA bylaws, a majority of the remaining members of the MBNA board of directors may fill a vacancy, unless it results from an increase in the size of the board, in which case the vacancy may be filled by a majority of the entire board.	Under the Delaware General Corporation Law, vacancies and newly created directorships may be filled by a majority of the directors then in office, even though less than a quorum, or by a sole remaining director unless otherwise provided in the certificate of incorporation or bylaws.

Under the Bank of America bylaws, vacancies on the board of directors may be filled by the vote of a majority of the remaining directors, even if such remaining directors constitute less than a quorum.

Special Meetings of the Board

Special meetings of the board of directors may be called by the chairman of the board, the chief executive officer or by a majority of the board.	Special meetings of the board of directors may be called by the chairman of the board, the chief executive officer, the president, or the secretary acting under instructions from any of the foregoing persons, or upon the call of any three directors.

Director Liability and Indemnification

The Maryland General Corporation Law permits a Maryland corporation to indemnify any director or officer made a party to any proceeding by reason of service in that capacity unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had	The Delaware General Corporation Law provides that a corporation may indemnify a director or officer against expenses actually and reasonably incurred by him in association with any action, suit or proceeding in which he is involved by reason of his service to the corporation, if the director or officer acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to a criminal proceeding, the director or officer had no reason to believe that the act was unlawful.

MBNA	Bank of America

reasonable cause to believe that the act or omission was unlawful.
The Maryland General Corporation Law requires a corporation (unless its articles of incorporation provide otherwise) to indemnify reasonable expenses for a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MBNA articles of incorporation provide that directors and officers shall have no liability to the corporation or its stockholders for damages, and that MBNA shall indemnify and advance expenses to directors and officers, in each case to the fullest extent permitted by the Maryland General Corporation Law.
The Delaware General Corporation Law requires a corporation to indemnify a director or officer who successfully defends himself in such a proceeding.

The Bank of America certificate of incorporation provides that directors shall not be personally liable for breaches of their duties as directors, to the fullest extent allowed under the Delaware General Corporation Law. The Bank of America bylaws provide that directors and officers shall be indemnified to the fullest extent permitted by the Delaware General Corporation Law.

STOCKHOLDER RIGHTS PLAN

MBNA currently does not have a stockholder rights plan in effect.

The Maryland General Corporation Law expressly authorizes a corporation’s board of directors to adopt stockholder rights plans, which may include slow hand and dead hand stockholder rights plans, without stockholder approval.	Bank of America currently does not have a stockholder rights plan in effect, but under Delaware law the Bank of America board of directors could adopt such a plan without stockholder approval.

The Delaware General Corporation Law does not include a statutory provision expressly validating stockholder rights plans; however, such plans have generally been upheld by decision of courts applying Delaware law. Dead hand stockholder rights plans are not permitted under Delaware law.

The Bank of America board of directors has adopted a policy of requiring stockholder approval prior to the adoption of any stockholder rights plan.

STATE ANTI-TAKEOVER STATUTES Business Combinations

Pursuant to the Maryland General Corporation Law, a corporation may not engage in any “business combination” with an “interested stockholder” (generally, one who beneficially owns 10% or more of the voting power) for a period of five years after the interested stockholder first becomes an interested stockholder, unless the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder or the corporation has exempted itself from the statute pursuant to a provision in its articles of incorporation. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested stockholder unless (1) the transaction has been recommended by the board of directors and (2) the transaction has been	The Delaware General Corporation Law generally prohibits a corporation from engaging in a “business combination” with an “interested stockholder” (generally, one who beneficially owns 15% or more of the voting power) for a period of three years following the date that the stockholder became an “interested stockholder” unless:

  • prior to that time the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an “interested stockholder”;

• upon completion of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder”

MBNA	Bank of America

approved by (a) 80% of the outstanding shares entitled to be cast and (b) two-thirds of the votes entitled to be cast other than shares owned by the interested stockholder. This approval requirement need not be met if certain fair price and terms criteria have been satisfied.

The term “business combination” is defined to include a wide variety of transactions, including mergers, consolidations, share exchanges, sales or other dispositions of 10% or more of a corporation’s assets and various other transactions that may benefit an interest stockholder.

The MBNA articles of incorporation do not contain any provisions opting out of the restrictions prescribed by the above statute.	owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to specified adjustments; or

  • at or subsequent to that time, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the “interested stockholder.”

The three-year prohibition on business combinations with an “interested stockholder” does not apply under certain circumstances, including business combinations with a corporation that does not have a class of voting stock that is:

  • listed on a national security exchange;

• authorized for quotation on the Nasdaq Stock Market; or

• held of record by more than 2,000 stockholders;

unless, in each case, this result was directly or indirectly caused by the “interested stockholder” or from a transaction in which a person became an “interested stockholder.”

The term “business combination” is defined to include a wide variety of transactions, including mergers, consolidations, sales or other dispositions of 10% or more of a corporation’s assets and various other transactions that may benefit an “interested stockholder.”

The Bank of America certificate of incorporation and the Bank of America bylaws do not contain any provisions opting out of the restrictions prescribed by this section of the Delaware General Corporation Law. The merger does not constitute a prohibited business combination under this statute.

Control Share Acquisition

The Maryland General Corporation Law provides that control shares acquired in a control share acquisition have no voting rights except to the extent approved by the stockholders at a special meeting of the stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares, or as exempted by a provision contained in the articles of incorporation or bylaws and adopted at any time before the acquisition of the shares. The MBNA	The Delaware General Corporation Law does not contain a control share acquisition statute.

MBNA	Bank of America

articles of incorporation and bylaws exempt Alfred Lerner and The Progressive Corporation and their successors in interest or their affiliates or associates from statutory limitations on the voting rights of control shares.

The special meeting of stockholders to consider the voting rights to be accorded the shares acquired or to be acquired in the control share acquisition is to be held within 50 days after the date on which the corporation receives a request and a written undertaking to pay the corporation’s expenses of the special meeting delivered by the acquiring person. If the acquiring person does not request a special meeting, the issue of the voting rights to be accorded the shares acquired in the control share acquisition may be presented for consideration at any meeting of stockholders.

If voting rights have not been approved for control shares, the corporation may redeem any or all of the control shares within certain periods. In addition, stockholders may be entitled to appraisal rights, as described above in “—Appraisal Rights,” for certain control share acquisitions.

“Control shares” means shares of stock that would, if aggregated with all other shares of stock of the corporation owned by a person or in respect of which that person is entitled to exercise voting power (except by a revocable proxy), entitle that person, directly or indirectly, to exercise the voting power of shares of stock of the corporation in the election of directors within any of the following ranges of voting power: one-tenth or more, but less than one-third of all voting power; one-third or more, but less than a majority of all voting power; or a majority or more of all voting power.

“Control Share Acquisition” means the acquisition, directly or indirectly, by any person, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Certain transactions are excluded from the definition of control share acquisition, including the acquisition of shares under a merger, consolidation or share exchange effected under the portions of the Maryland General Corporation Law that govern mergers and require board and stockholder approval, if the corporation is a party to the merger, consolidation or share exchange.

MBNA	Bank of America

STOCKHOLDER APPROVALS BOARD POLICIES

The MBNA board of directors has not adopted any specific policies requiring stockholder approval prior to actions by the board.	The Bank of America board of directors has adopted a policy of requiring stockholder approval for severance agreements with senior executives that provide severance benefits in amounts exceeding two times the sum of any senior executive’s base salary and bonus.

In addition, the Bank of America board of directors has adopted a policy of requiring stockholder approval prior to the adoption of any stockholder rights plan.

DUTIES OF DIRECTORS

Under the Maryland General Corporation Law, the standard of conduct for directors is governed by statute. The Maryland General Corporation Law requires that a director of a Maryland corporation perform his or her duties: (1) in good faith, (2) in a manner he or she reasonably believes to be in the best interests of the corporation, and (3) with the care that an ordinarily prudent person in a like position would use under similar circumstances. A director’s acts are presumed to satisfy this standard of conduct. In addition, under the Maryland General Corporation law, the acts of directors of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control of a corporation are not subject to any higher duty or greater scrutiny than is applied to any other act of a director.	Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing and the duty of care requires directors in managing the corporate affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.

A director’s duty does not require him or her to (1) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (2) authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholders rights plan, (3) make a determination under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act, or (4) act or fail to act solely because of the effect the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition.

COMPARATIVE MARKET PRICES AND DIVIDENDS
      Each of Bank of America common stock and MBNA common stock is listed on the NYSE, among other stock exchanges. The following table sets forth the high and low sales prices of shares of Bank of America common stock and MBNA common stock as reported on the NYSE, and the quarterly cash dividends declared per share for the periods indicated.

	Bank of America Common Stock			MBNA Common Stock

	High	Low	Dividend(1)	High	Low	Dividend

2003
First Quarter	$36.25	$32.13	$0.32	$21.20	$11.96	$0.08
Second Quarter	40.00	33.60	0.32	22.60	14.52	0.08
Third Quarter	42.45	37.29	0.40	25.07	20.15	0.10
Fourth Quarter	41.38	36.25	0.40	25.50	23.00	0.10
2004
First Quarter	41.50	38.81	0.40	29.05	24.52	0.12
Second Quarter	42.83	38.52	0.40	28.40	23.12	0.12
Third Quarter	44.99	41.77	0.45	26.35	22.35	0.12
Fourth Quarter	47.47	42.94	0.45	28.39	23.50	0.12
2005
First Quarter	47.20	43.43	0.45	29.01	24.09	0.14
Second Quarter	47.42	43.47	0.45	26.70	18.29	0.14
Third Quarter (through [ ], 2005)

(1)	The above table has been adjusted to reflect an August 27, 2004 two for one stock split of Bank of America’s common stock.
      On June 29, 2005, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of Bank of America common stock as reported on the New York Stock Exchange were $47.08 and $46.73, respectively. On [                    ], 2005, the last full trading day before the date of this document, the high and low sale prices of shares of Bank of America common stock as reported on the New York Stock Exchange were $[                    ] and $[          ], respectively.
      On June 29, 2005, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of MBNA common stock as reported on the New York Stock Exchange were $21.29 and $21.03, respectively. On [                    ], 2005, the last full trading day before the date of this document, the high and low sale prices of shares of MBNA common stock as reported on the New York Stock Exchange were $[                    ] and $[          ], respectively.
      As of [                    ], 2005, the last date prior to printing this document for which it was practicable to obtain this information, there were approximately [                    ] registered holders of Bank of America common stock and approximately [                    ] registered holders of MBNA common stock.
      Bank of America stockholders and MBNA stockholders are advised to obtain current market quotations for Bank of America common stock and MBNA common stock. The market price of Bank of America common stock and MBNA common stock will fluctuate between the date of this document and the completion of the merger. No assurance can be given concerning the market price of Bank of America common stock or MBNA common stock before or after the effective date of the merger.
LEGAL MATTERS
      The validity of the Bank of America common stock to be issued in connection with the merger will be passed upon for Bank of America by Timothy J. Mayopoulos, Executive Vice President and General Counsel of Bank of America.

EXPERTS
      The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Report of Management on Internal Control over Financial Reporting) of Bank of America and its subsidiaries incorporated in this document by reference to Bank of America’s Current Report on Form 8-K filed on July 12, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.
      The consolidated financial statements of MBNA Corporation incorporated by reference in MBNA Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2004, and MBNA Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 incorporated by reference therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
      MBNA expects representatives of Ernst & Young LLP to attend the special meeting. These representatives will have an opportunity to make a statement if they desire to do so, and we expect that they will be available to respond to any appropriate questions you may have.
OTHER MATTERS
      According to the MBNA bylaws, business to be conducted at a special meeting of stockholders may only be brought before the meeting pursuant to a notice of meeting. Accordingly, no matters other than the matters described in this document will be presented for action at the special meeting or at any adjournment or postponement of the special meeting.
MBNA 2006 Annual Meeting Stockholder Proposals
      MBNA will hold a 2006 annual meeting of stockholders only if the merger is not completed before the time it is required to hold its 2006 annual meeting under its bylaws. For a stockholder proposal to be considered for inclusion in MBNA’s proxy statement and form of proxy relating to the MBNA 2006 annual meeting of stockholders (in the event this meeting is held), the proposal must be received at MBNA’s principal executive offices not later than November 18, 2005. Any stockholder proposals will be subject to Rule 14a-8 under the Exchange Act.
      With respect to any other stockholder proposals, one of MBNA’s bylaws provides that no business, including a nomination for election as a director, may be brought before an annual meeting of stockholders by any stockholder unless the stockholder has given written notice of the business to the Secretary of MBNA not later than 90 days prior to the anniversary date of the previous year’s annual meeting. For the 2006 Annual Meeting of Stockholders, should it be held, this deadline is February 1, 2006. The notice must include certain information concerning the stockholder, the business the stockholder proposes to bring before the meeting and, in the case of a nomination for director, the nominee. A copy of MBNA’s bylaws is available on its website (http://www.mbna.com/investor) and may be obtained from the Secretary of MBNA at 1100 North King Street, Wilmington, Delaware 19884.
WHERE YOU CAN FIND MORE INFORMATION
      Bank of America has filed with the SEC a registration statement under the Securities Act that registers the distribution to MBNA stockholders of the shares of Bank of America common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Bank of America and Bank of America stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.
      You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like Bank of America and MBNA, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by Bank of America with the SEC are also available at Bank of America’s internet website. The address of the site is http://www.bankofamerica.com. The reports and other information filed by MBNA with the SEC are also available at MBNA’s internet website. The address of the site is http://www.mbna.com/investor. We have included the web addresses of the SEC, Bank of America, and MBNA as inactive textual references only. Except as specifically incorporated by reference into this document, information on those web sites is not part of this document.
      The SEC allows Bank of America and MBNA to incorporate by reference information in this document. This means that Bank of America and MBNA can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.
      This document incorporates by reference the documents listed below that Bank of America and MBNA previously filed with the SEC. They contain important information about the companies and their financial condition.

Bank of America SEC Filings
(SEC File No. 001-06523; CIK No. 0000070858)	Period or Date Filed

Annual Report on Form 10-K except for Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; and Part II, Item 8. Consolidated Financial Statements and Supplementary Data. The information included in Part II Item 7 and Item 8 was updated in the Current Report on Form 8-K filed on July 12, 2005, which is incorporated herein by reference.
Year ended December 31, 2004
Quarterly Report on Form 10-Q	Quarter ended March 31, 2005
Current Reports on Form 8-K	Filed on January 7, 2005, January 18, 2005 (2), January 26, 2005, February 10, 2005, February 24, 2005, March 3, 2005, March 9, 2005, March 14, 2005, March 22, 2005, March 23, 2005, April 18, 2005, May 6, 2005, May 19, 2005, June 30, 2005, July 6, 2005, July 12, 2005, July 18, 2005 and July 26, 2005 (other than the portions of those documents not deemed to be filed)
The description of Bank of America common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions

MBNA SEC Filings
(SEC File No. 001-10683; CIK No. 0000870517)	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2004
Quarterly Report on Form 10-Q	Quarter ended March 31, 2005
Current Reports on Form 8-K	Filed on January 20, 2005 (3), January 21, 2005, February 1, 2005, February 10, 2005, February 15, 2005, February 28, 2005, March 15, 2005, April 6, 2005, April 20, 2005 (2), April 21, 2005 (2), May 6, 2005, May 16, 2005 (2), May 19, 2005, June 1, 2005, June 14, 2005, June 15, 2005, June 22, 2005, June 30, 2005, July 6, 2005, July 7, 2005 and July 18, 2005 (2) (other than the portions of those documents not deemed to be filed)

      In addition, Bank of America and MBNA also incorporate by reference additional documents that either company files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this document and the date of the MBNA special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.
      Bank of America has supplied all information contained or incorporated by reference in this document relating to Bank of America, as well as all pro forma financial information, and MBNA has supplied all information relating to MBNA.
      Documents incorporated by reference are available from Bank of America and MBNA without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

Bank of America Corporation	MBNA Corporation
Bank of America Corporate Center	MBNA Corporation
100 N. Tryon Street	1100 North King Street
Charlotte, North Carolina 28255	Wilmington, Delaware 19884
Investor Relations	Attention: Investor Relations
Telephone: (704) 386-5667	Telephone: (800) 362-6255
      MBNA stockholders requesting documents should do so by [                    ], 2005 to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from Bank of America or MBNA, MBNA will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.
      Neither Bank of America nor MBNA has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.
      This document contains a description of the representations and warranties that each of Bank of America and MBNA made to the other in the merger agreement. Representations and warranties made by Bank of America, MBNA and other applicable parties are also set forth in contracts and other documents (including the merger agreement and option agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding MBNA, Bank of America or their respective businesses. Accordingly, the representations and warranties and other provisions of the agreements (including the merger agreement and the stock option agreement) should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

APPENDIX A
AGREEMENT AND PLAN OF MERGER
by and between
MBNA CORPORATION
and
BANK OF AMERICA CORPORATION

DATED AS OF
JUNE 30, 2005

ARTICLE I THE MERGER
1.1	The Merger	1
1.2	Effective Time	2
1.3	Effects of the Merger	2
1.4	Conversion of MBNA Common Stock	2
1.5	Stock Options and Other Stock-Based Awards	3
1.6	Certificate of Incorporation of Bank of America	5
1.7	Bylaws of Bank of America	5
1.8	Tax Consequences	5
ARTICLE II DELIVERY OF MERGER CONSIDERATION
2.1	Exchange Agent	5
2.2	Deposit of Merger Consideration	5
2.3	Delivery of Merger Consideration	6
ARTICLE III REPRESENTATIONS AND WARRANTIES OF MBNA
3.1	Corporate Organization	8
3.2	Capitalization	9
3.3	Authority; No Violation	10
3.4	Consents and Approvals	11
3.5	Reports; Regulatory Matters	12
3.6	Financial Statements	13
3.7	Broker’s Fees	15
3.8	Absence of Certain Changes or Events	15
3.9	Legal Proceedings	16
3.10	Taxes and Tax Returns	16
3.11	Employee Matters	17
3.12	Compliance with Applicable Law	19
3.13	Certain Contracts	19
3.14	Risk Management Instruments	20
3.15	Investment Securities and Commodities	20
3.16	Loan Portfolio	21
3.17	Property	21
3.18	Intellectual Property	22
3.19	Environmental Liability	22

A-i

3.20	Credit Card Operations	23
3.21	Securitization	24
3.22	State Takeover Laws	27
3.23	Reorganization; Approvals	28
3.24	Opinion	28
3.25	MBNA Information	28
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BANK OF AMERICA
4.1	Corporate Organization	28
4.2	Capitalization	29
4.3	Authority; No Violation	30
4.4	Consents and Approvals	31
4.5	Reports; Regulatory Matters	31
4.6	Financial Statements	32
4.7	Broker’s Fees	34
4.8	Absence of Certain Changes or Events	34
4.9	Legal Proceedings	34
4.10	Taxes and Tax Returns	34
4.11	Compliance with Applicable Law	35
4.12	Reorganization; Approvals	35
4.13	Aggregate Cash Consideration	35
4.14	Bank of America Information	35
ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1	Conduct of Businesses Prior to the Effective Time	35
5.2	MBNA Forbearances	36
5.3	Bank of America Forbearances	38
ARTICLE VI ADDITIONAL AGREEMENTS
6.1	Regulatory Matters	38
6.2	Access to Information	39
6.3	Stockholder Approval	40
6.4	Affiliates	40
6.5	NYSE Listing	40
6.6	Employee Matters	40
6.7	Indemnification; Directors’ and Officers’ Insurance	41
6.8	Additional Agreements	43
6.9	Advice of Changes	43
6.10	Exemption from Liability Under Section 16(b)	43

A-ii

6.11	No Solicitation	43
6.12	Directorship	45
6.13	Restructuring Efforts	45
6.14	MBNA Cumulative Preferred Stock	46
6.15	Dividends	46
ARTICLE VII CONDITIONS PRECEDENT
7.1	Conditions to Each Party’s Obligation To Effect the Merger	46
7.2	Conditions to Obligations of Bank of America	46
7.3	Conditions to Obligations of MBNA	47
ARTICLE VIII TERMINATION AND AMENDMENT
8.1	Termination	48
8.2	Effect of Termination	49
8.3	Fees and Expenses	49
8.4	Amendment	49
8.5	Extension; Waiver	50
ARTICLE IX GENERAL PROVISIONS
9.1	Closing	50
9.2	Standard	50
9.3	Nonsurvival of Representations, Warranties and Agreements	51
9.4	Notices	51
9.5	Interpretation	52
9.6	Counterparts	52
9.7	Entire Agreement	52
9.8	Governing Law; Jurisdiction	52
9.9	Publicity	52
9.10	Assignment; Third Party Beneficiaries	53
Exhibit A — Stock Option Agreement
Exhibit B — Form of Affiliate Letter

A-iii

INDEX OF DEFINED TERMS

Section

Account Agreement	3.20(h)(i)
Accounts	3.20(h)(ii)
Adjusted Option	1.5(a)
Adverse Development	3.21(f)
Agreement	Preamble
Alternative Proposal	6.11(a)
Alternative Transaction	6.11(a)
Articles of Merger	1.2
Bank of America	Preamble
Bank of America Bylaws	4.1(a)
Bank of America Capitalization Date	4.2(a)
Bank of America Certificate	4.1(a)
Bank of America Closing Price	1.5(a)
Bank of America Common Stock	1.4(a)
Bank of America Disclosure Schedule	Art. IV
Bank of America Preferred Stock	4.2(a)
Bank of America Regulatory Agreement	4.5(b)
Bank of America Requisite Regulatory Approvals	7.2(d)
Bank of America Restricted Share Right	1.5(b)
Bank of America RSU	1.5(c)
Bank of America SEC Reports	4.5(c)
Bank of America Stock Plans	4.2(a)
Bank of America Subsidiary	3.1(c)
BHC Act	3.1(b)
Cardholder	3.20(h)(iii)
Cash Consideration	1.4(c)(ii)
Certificate	1.4(d)
Certificate of Merger	1.2
Claim	6.7(a)
Closing	9.1
Closing Date	9.1
Code	Recitals
Confidentiality Agreement	6.2(b)
Convertible Note Agreement	4.2(a)
Covered Employees	6.6(a)
Credit Card	3.20(h)(iv)
Credit Card Associations	3.20(h)(v)
Criticized Assets	3.16(a)
Derivative Transactions	3.14(a)
DGCL	1.1(a)
DPC Common Shares	1.4(b)
Effective Time	1.2
ERISA	3.11(a)

A-iv

Section

Exchange Act	3.5(c)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.2
Exchange Ratio	1.5(a)
FDIC	3.1(d)
Federal Reserve Board	3.4
Form S-4	3.4
FSA	3.4
GAAP	3.1(c)
Governmental Entity	3.4
Indemnified Parties	6.7(a)
Indenture	3.21(o)(i)
Injunction	7.1(d)
Insurance Amount	6.7(c)
Intellectual Property	3.18
IRS	3.10(a)
Leased Properties	3.17
Letter of Transmittal	2.3(a)
Liens	3.2(b)
Loans	3.16(a)
Material Adverse Effect	3.8(a)
Materially Burdensome Regulatory Condition	6.1(b)
MBNA	Preamble
MBNA Benefit Plans	3.11(a)
MBNA By-laws	3.1(b)
MBNA Capitalization Date	3.2(a)
MBNA Charter	3.1(b)
MBNA Common Stock	1.4(b)
MBNA Contract	3.13(a)
MBNA Disclosure Schedule	Art. III
MBNA Master Trust	3.21(o)(ii)
MBNA Options	1.5(a)
MBNA Owner Trust	3.21(o)(iii)
MBNA Preferred Stock	3.2(a)
MBNA Regulatory Agreement	3.5(b)
MBNA Requisite Regulatory Approvals	7.3(d)
MBNA Restricted Shares	1.5(b)
MBNA RSUs	1.5(c)
MBNA SEC Reports	3.5(c)
MBNA Securitization Documents	3.21(o)(iv)
MBNA Securitization Interests	3.21(o)(v)
MBNA Securitization Receivable	3.21(o)(vi)
MBNA Securitization Reports	3.21(m)
MBNA Securitization Transaction	3.21(o)(vii)
MBNA Stock Plans	1.5(a)

A-v

Section

MBNA Subsidiary	3.1(c)
Merger	Recitals
Merger Consideration	1.4(c)
MGCL	1.1(a)
NYSE	1.5(a)
OSFI	3.4
Other Regulatory Approvals	3.4
Owned Properties	3.17
Permitted Encumbrances	3.17
Policies, Practices and Procedures	3.15(b)
Pooling and Servicing Agreement	3.21(o)(viii)
Proxy Statement	3.4
Real Property	3.17
Regulatory Agencies	3.5(a)
Retained Interest	3.21(o)(ix)
Sarbanes-Oxley Act	3.5(c)
SBA	3.4
SEC	3.4
Securities Act	3.2(a)
Servicer Default	3.21(o)(x)
Servicer Default or Termination	3.21(g)
SRO	3.4
Stock Consideration	1.4(c)(i)
Stock Option Agreement	Recitals
Subsidiary	3.1(c)
Surviving Corporation	Recitals
Takeover Statutes	3.22
Tax(es)	3.10(b)
Tax Return	3.10(c)
Trust Account Common Shares	1.4(b)
Voting Debt	3.2(a)

A-vi

AGREEMENT AND PLAN OF MERGER
      AGREEMENT AND PLAN OF MERGER, dated as of June 30, 2005 (this “Agreement”), by and between MBNA CORPORATION, a Maryland corporation (“MBNA”), and BANK OF AMERICA CORPORATION, a Delaware corporation (“Bank of America”).
W I T N E S S E T H:
      WHEREAS, the Boards of Directors of MBNA and Bank of America have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for in this Agreement in which MBNA will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Bank of America (the “Merger”), so that Bank of America is the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”);
      WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;
      WHEREAS, as an inducement and condition to the entrance of Bank of America into this Agreement, MBNA is granting to Bank of America an option pursuant to a stock option agreement in the form set forth in Exhibit A (the “Stock Option Agreement”); and
      WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
      NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
The Merger
      1.1     The Merger. (a) Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”) and the Maryland General Corporation Law (the “MGCL”), at the Effective Time MBNA shall merge with and into Bank of America. Bank of America shall be the Surviving Corporation in the Merger and shall continue its corporate existence under the laws of the State of Delaware. As of the Effective Time, the separate corporate existence of MBNA shall cease.
      (b)     Bank of America may at any time change the method of effecting the combination (including by providing for the merger of MBNA and a wholly owned subsidiary of

Bank of America) if and to the extent requested by Bank of America and consented to by MBNA (such consent not to be unreasonably withheld or delayed); provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of MBNA’s stockholders as a result of receiving the Merger Consideration or the Tax treatment of either party pursuant to this Agreement or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.
      1.2     Effective Time. The Merger shall become effective as set forth in the certificate of merger (the “Certificate of Merger”) that shall be filed with the Secretary of State of the State of Delaware and the articles of merger (the “Articles of Merger”) that shall be filed with the Maryland State Department of Assessments and Taxation on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Certificate of Merger and the Articles of Merger.
      1.3     Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 259 of the DGCL and in Section 3-114 of the MGCL.
      1.4     Conversion of MBNA Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Bank of America, MBNA or the holder of any of the following securities:
           (a)     Each share of common stock, par value $0.01 per share, of Bank of America (the “Bank of America Common Stock”) and each share of Bank of America Preferred Stock (as defined in Section 4.2(a)) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.
           (b)     All shares of common stock, par value $0.01 per share, of MBNA issued and outstanding immediately prior to the Effective Time (the “MBNA Common Stock”) that are owned by MBNA or Bank of America (other than shares of MBNA Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”) and other than shares of MBNA Common Stock held, directly or indirectly, by MBNA or Bank of America in respect of a debt previously contracted (any such shares, “DPC Common Shares”)) shall be cancelled and shall cease to exist and no stock of Bank of America or other consideration shall be delivered in exchange therefor.
           (c) Subject to Section 1.4(e), each share of the MBNA Common Stock, except for shares of MBNA Common Stock owned by MBNA or Bank of America (other than Trust Account Common Shares and DPC Common Shares), shall be converted, in accordance with the procedures set forth in Article II, into the right to receive, (i) 0.5009 of a share of Bank of America Common Stock (the “Stock Consideration”) and (ii) an amount in cash equal to $4.125, without interest (the “Cash Consideration”). The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”
           (d) All of the shares of MBNA Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of MBNA Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares, into which the shares of MBNA Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(f), as well as any dividends to which holders of MBNA Common Stock become entitled in accordance with Section 2.3(c).
      (e)     If, between the date of this Agreement and the Effective Time, the outstanding shares of Bank of America Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Stock Consideration.
      1.5     Stock Options and Other Stock-Based Awards.
      (a)     As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase shares of MBNA Common Stock granted to employees or directors of MBNA or any of its Subsidiaries under either of the 1991 Long Term Incentive Plan or the 1997 Long Term Incentive Compensation Plan of MBNA (collectively, the “MBNA Stock Plans”) that is outstanding immediately prior to the Effective Time (collectively, the “MBNA Options”) shall be converted into an option (an “Adjusted Option”) to purchase, on the same terms and conditions as applied to each such MBNA Option immediately prior to the Effective Time (taking into account any accelerated vesting of such MBNA Options in accordance with the terms thereof), the number of whole shares of Bank of America Common Stock that is equal to the number of shares of MBNA Common Stock subject to such MBNA Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share), at an exercise price per share of Bank of America Common Stock (rounded up to the nearest whole penny) equal to the exercise price for each such share of MBNA Common Stock subject to such MBNA Option immediately prior to the Effective Time divided by the Exchange Ratio; provided, however, that, in the case of any MBNA Option, the exercise price and the number of shares of Bank of America Common Stock subject to such option shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that, in the case of any MBNA Option to which Section 421 of the Code applies as of the Effective Time (after taking into account the effect of any accelerated vesting thereof) by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Bank of America Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code.
      “Exchange Ratio” shall mean the sum of (x) the Stock Consideration and (y) the quotient of the Cash Consideration divided by the Bank of America Closing Price, rounded to the nearest one ten thousandth.
      “Bank of America Closing Price” shall mean the average, rounded to the nearest one ten thousandth, of the closing sale prices of Bank of America Common Stock on the New York

Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the five trading days immediately preceding the date of the Effective Time.
      (b)     As of the Effective Time, each restricted share of MBNA Common Stock granted to any employee or director of MBNA or any of its Subsidiaries under an MBNA Stock Plan that is outstanding immediately prior to the Effective Time (collectively, the “MBNA Restricted Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive (the “Bank of America Restricted Share Right”), on the same terms and conditions as applied to each such MBNA Restricted Share immediately prior to the Effective Time (including, in the case of Stock Consideration received in respect of each MBNA Restricted Share, the same transfer restrictions taking into account any accelerated vesting of such MBNA Restricted Share in accordance with the terms thereof), the Merger Consideration; provided, however, that, upon the lapsing of restrictions with respect to each such Bank of America Restricted Share Right in accordance with the terms applicable to the corresponding MBNA Restricted Share immediately prior to the Effective Time, Bank of America shall be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local tax law with respect to the lapsing of such restrictions.
      (c)     As of the Effective Time, each restricted share unit with respect to shares of MBNA Common Stock granted to any employee or director of MBNA or any of its Subsidiaries under an MBNA Stock Plan that is outstanding immediately prior to the Effective Time (collectively, the “MBNA RSUs”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a restricted share unit, on the same terms and conditions as applied to each such MBNA RSU immediately prior to the Effective Time (taking into account any accelerated vesting of such MBNA RSU in accordance with the terms thereof), with respect to the number of shares of Bank of America Common Stock that is equal to the number of shares of MBNA Common Stock subject to the MBNA RSU immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share) (a “Bank of America RSU”); provided, however, that, in the case of any MBNA RSU, the number of shares of Bank of America Common Stock subject to such award shall be determined in a manner consistent with the requirements of Section 409A of the Code.
      (d)     As of the Effective Time, Bank of America shall assume the obligations and succeed to the rights of MBNA under the MBNA Stock Plans with respect to the Adjusted Options, the Bank of America RSUs and Bank of America Restricted Share Rights. MBNA and Bank of America agree that prior to the Effective Time each of the MBNA Stock Plans shall be amended, to the extent possible without requiring stockholder approval of such amendments, (i) if and to the extent necessary and practicable, to reflect the transactions contemplated by this Agreement, including the conversion of the MBNA Options, MBNA Restricted Shares and MBNA RSUs pursuant to paragraphs (a), (b) and (c) above and the substitution of Bank of America for MBNA thereunder to the extent appropriate to effectuate the assumption of such MBNA Stock Plans by Bank of America, (ii) to preclude any automatic or formulaic grant of options, restricted shares or other awards thereunder on or after the date hereof and (iii) to the extent requested by Bank of America in a timely manner and subject to compliance with applicable law and the terms of the plan, to terminate the MBNA Europe Share Incentive Plan effective immediately prior to the Effective Time. From and after the Effective Time, all references to MBNA (other than any references relating to a “Change in Control” of MBNA) in each MBNA Stock Plan and in each agreement evidencing any award of MBNA Options or MBNA Restricted Shares shall be deemed to refer to Bank of America, unless Bank of America determines otherwise.
      (e)     Bank of America shall take all action necessary or appropriate to have available for issuance or transfer a sufficient number of shares of Bank of America Common Stock for delivery upon exercise of the Adjusted Options or settlement of the MBNA RSUs. Promptly after the Effective Time, Bank of America shall prepare and file with the SEC a post-effective amendment converting the Form S-4 to a Form S-8 (or file such other appropriate form) registering a number of shares of Bank of America Common Stock necessary to fulfill Bank of America’s obligations under this paragraph (e).
      1.6     Certificate of Incorporation of Bank of America. At the Effective Time, the Bank of America Certificate shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.
      1.7     Bylaws of Bank of America. At the Effective Time, the Bank of America Bylaws shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.
      1.8     Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.
ARTICLE II
Delivery of Merger Consideration
      2.1     Exchange Agent. Prior to the Effective Time Bank of America shall appoint a bank or trust company Subsidiary of Bank of America or another bank or trust company reasonably acceptable to MBNA, or Bank of America’s transfer agent, pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.
      2.2     Deposit of Merger Consideration. At or prior to the Effective Time, Bank of America shall deposit, or shall cause to be deposited, with the Exchange Agent (i) certificates representing the number of shares of Bank of America Common Stock sufficient to deliver, and Bank of America shall instruct the Exchange Agent to timely deliver, the aggregate Stock Consideration, and (ii) immediately available funds equal to the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f)) (collectively, the “Exchange Fund”) and Bank of America shall instruct the Exchange Agent to timely pay the Cash Consideration, and such cash in lieu of fractional shares, in accordance with this Agreement.

      2.3     Delivery of Merger Consideration.
      (a)     As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Certificate(s) which immediately prior to the Effective Time represented outstanding shares of MBNA Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional shares of Bank of America Common Stock to be issued or paid in consideration therefor (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificates) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration and any cash in lieu of fractional shares of Bank of America Common Stock to be issued or paid in consideration therefor in accordance with Section 2.3(f) upon surrender of such Certificate and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).
      (b)     Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, a holder of MBNA Common Stock will be entitled to receive promptly after the Effective Time the Merger Consideration (with the aggregate Cash Consideration paid to each such holder rounded to the nearest whole cent) and any cash in lieu of fractional shares of Bank of America Common Stock to be issued or paid in consideration therefor in respect of the shares of MBNA Common Stock represented by its Certificate or Certificates. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration and any cash in lieu of fractional shares of Bank of America Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.
      (c)     No dividends or other distributions with respect to Bank of America Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Bank of America Common Stock represented thereby, in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Bank of America Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Bank of America Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Bank of America Common Stock issuable with respect to such Certificate.
      (d)     In the event of a transfer of ownership of a Certificate representing MBNA Common Stock that is not registered in the stock transfer records of MBNA, the proper amount of cash and/or shares of Bank of America Common Stock shall be paid or issued in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such MBNA Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of Bank of America that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the first anniversary of the Effective Time, Bank of America) shall be entitled to deduct and withhold from the cash portion of the Merger Consideration and any cash in lieu of fractional shares of Bank of America Common Stock otherwise payable pursuant to this Agreement to any holder of MBNA Common Stock such amounts as the Exchange Agent or Bank of America, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Bank of America, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of MBNA Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Bank of America, as the case may be.
      (e)     After the Effective Time, there shall be no transfers on the stock transfer books of MBNA of the shares of MBNA Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of MBNA Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of Bank of America Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.
      (f)     Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Bank of America Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Bank of America Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Bank of America. In lieu of the issuance of any such fractional share, Bank of America shall pay to each former stockholder of MBNA who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Bank of America Closing Price by (ii) the fraction of a share (after taking into account all shares of MBNA Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Bank of America Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.
      (g)     Any portion of the Exchange Fund that remains unclaimed by the stockholders of MBNA as of the first anniversary of the Effective Time may be paid to Bank of America. In such event, any former stockholders of MBNA who have not theretofore complied with this Article II shall thereafter look only to Bank of America with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Bank of America Common Stock deliverable in respect of each share of MBNA Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Bank of America, MBNA, the Exchange Agent or any other person shall be liable to any former holder of shares of MBNA Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
      (h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Bank of America or the Exchange Agent, the posting by such person of a bond in such amount as Bank of America may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.
ARTICLE III
Representations and Warranties of MBNA
      Except as disclosed in the disclosure schedule (the “MBNA Disclosure Schedule”) delivered by MBNA to Bank of America prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of MBNA’s covenants contained herein, provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2, and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect (as defined in Section 3.8) on MBNA), MBNA hereby represents and warrants to Bank of America as follows:
      3.1     Corporate Organization.
      (a) MBNA is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland. MBNA has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.
      (b) MBNA is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True, complete and correct copies of the Charter of MBNA, as amended (the “MBNA Charter”), and the By-laws of MBNA (the “MBNA By-laws”), as in effect as of the date of this Agreement, have previously been made available to Bank of America.

      (c)     Each of MBNA’s Subsidiaries (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The articles of incorporation, by-laws and similar governing documents of each MBNA Subsidiary, copies of which have previously been made available to Bank of America, are true, complete and correct copies of such documents as of the date of this Agreement. As used in this Agreement, the word “Subsidiary”, when used with respect to either party, means any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and the terms “MBNA Subsidiary” and “Bank of America Subsidiary” shall mean any direct or indirect Subsidiary of MBNA or Bank of America, respectively.
      (d) The deposit accounts of MBNA America Bank, N.A. and MBNA America (Delaware), N.A. are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.
      (e) The minute books of MBNA and each of its Subsidiaries previously made available to Bank of America contain true, complete and correct records of all meetings and other corporate actions held or taken since December 31, 2002 of their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors).
      3.2     Capitalization. (a) The authorized capital stock of MBNA consists of 1,500,000,000 shares of MBNA Common Stock, of which, as of May 31, 2005 (the “MBNA Capitalization Date”), 1,255,095,505 shares were issued and outstanding, which includes all of the MBNA Restricted Shares outstanding as of the MBNA Capitalization Date, and 20,000,000 shares of preferred stock, par value $0.01 per share (“MBNA Preferred Stock”), of which, as of the MBNA Capitalization Date, (i) 6,000,000 shares were authorized and 4,547,882 shares were issued and outstanding as 7 1/2% Series A Cumulative Preferred Stock and (ii) 6,000,000 shares were authorized and 4,026,000 shares were issued and outstanding as Series B Adjustable Rate Cumulative Preferred Stock. As of the MBNA Capitalization Date, no shares of MBNA Common Stock or MBNA Preferred Stock were reserved for issuance except for (x) shares of MBNA Common Stock reserved for issuance in connection with stock options under the MBNA Stock Plans to purchase 73,840,838 shares of MBNA Common Stock outstanding as of the MBNA Capitalization Date, (y) in connection with 94,000 shares of MBNA Common Stock issuable upon settlement of the MBNA RSUs outstanding as of the MBNA Capitalization Date and (z) shares of MBNA Common Stock reserved for issuance pursuant to the Stock Option Agreement. All of the issued and outstanding shares of MBNA Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of MBNA are issued or outstanding. As of the date of this Agreement, except pursuant to this Agreement and the Stock Option Agreement, including with respect to the MBNA Stock Plans as set forth herein, MBNA does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of MBNA Common Stock, MBNA Preferred Stock, Voting Debt or any other equity securities of MBNA or any securities representing the right to purchase or otherwise receive any shares of MBNA Common Stock, MBNA Preferred Stock, Voting Debt or other equity securities of MBNA. As of the date of this Agreement, there are no contractual obligations of MBNA or any of its Subsidiaries (I) to repurchase, redeem or otherwise acquire any shares of capital stock of MBNA or any equity security of MBNA or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of MBNA or its Subsidiaries or (II) pursuant to which MBNA or any of its Subsidiaries is or could be required to register shares of MBNA capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”). MBNA has provided Bank of America with a true, complete and correct list of the aggregate number of shares of MBNA Common Stock issuable upon the exercise of each stock option and settlement of each MBNA RSU granted under the MBNA Stock Plans that was outstanding as of the MBNA Capitalization Date and the exercise price for each such MBNA stock option. Other than the MBNA Options, MBNA Restricted Shares and MBNA RSUs, no other equity-based awards are outstanding as of the MBNA Capitalization Date. Since the MBNA Capitalization Date through the date hereof, MBNA has not (A) issued or repurchased any shares of MBNA Common Stock, MBNA Preferred Stock, Voting Debt or other equity securities of MBNA other than the issuance of shares of MBNA Common Stock in connection with the exercise of stock options to purchase MBNA Common Stock granted under the MBNA Stock Plans that were outstanding on the MBNA Capitalization D ate or (B) issued or awarded any options, restricted shares or any other equity-based awards under any of the MBNA Stock Plans.
      (b) Except for any director qualifying shares, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of MBNA are owned by MBNA, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. § 55) and free of preemptive rights. No such MBNA Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
      3.3     Authority; No Violation. (a) MBNA has full corporate power and authority to execute and deliver this Agreement and the Stock Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously approved by the Board of Directors of MBNA. The Board of Directors of MBNA has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is advisable and in the best interests of MBNA and its stockholders and has directed that the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to MBNA’s stockholders for consideration at a duly held meeting of such stockholders and, except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of MBNA Common Stock entitled to vote at such meeting, no other corporate proceedings on the part of MBNA are necessary to approve this Agreement or the Stock Option Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement and the Stock Option Agreement have been duly and validly executed and delivered by MBNA and (assuming due authorization, execution and delivery by Bank of America) constitute the valid and binding obligation of MBNA, enforceable against MBNA in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).
      (b) Neither the execution and delivery of this Agreement or the Stock Option Agreement by MBNA nor the consummation by MBNA of the transactions contemplated hereby or thereby, nor compliance by MBNA with any of the terms or provisions of this Agreement or the Stock Option Agreement, will (i) violate any provision of the MBNA Charter or the MBNA By-laws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to MBNA, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of MBNA or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, MBNA Securitization Document, affinity or other partnership or joint marketing agreement, agreement, by-law, rule or regulation of any Credit Card Association, agreement with the American Express Company, other agreement or other instrument or obligation to which MBNA or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.
      3.4     Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications and notices, (ii) the filing of any required applications, filings or notices with the United Kingdom Financial Services Authority (the “FSA”), the Canadian Office of the Superintendent of Financial Institutions (the “OSFI”) and any other foreign, federal or state banking, insurance or other regulatory or self-regulatory authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each a “Governmental Entity”) and approval of such applications, filings and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement in definitive form relating to the meeting of MBNA’s stockholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Proxy Statement”) and of a registration statement on Form S-4 (the “Form S-4”) in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4 and the filing and effectiveness of the registration statement contemplated by Section 1.5(e), (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the filing of the Articles of Merger with the Maryland State Department of Assessments and

Taxation pursuant to the MGCL, (v) any notices to or filings with the Small Business Administration (the “SBA”), (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable industry self-regulatory organization (“SRO”), and the rules of the NYSE, or that are required under consumer finance, mortgage banking and other similar laws, and (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Bank of America Common Stock pursuant to this Agreement and approval of listing of such Bank of America Common Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by MBNA of the Merger and the other transactions contemplated by this Agreement or the Stock Option Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by MBNA of this Agreement or the Stock Option Agreement.
      3.5     Reports; Regulatory Matters.
      (a) MBNA and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2002 with (i) the Federal Reserve Board, (ii) the FDIC, (iii) the Office of the Comptroller of the Currency, (iv) any state insurance commission or other state regulatory authority, (v) the SEC, (vi) the FSA, the OSFI and any other foreign regulatory authority and (vii) any SRO (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2002, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of MBNA and its Subsidiaries, no Regulatory Agency or Governmental Entity has initiated since January 1, 2002 or has pending any proceeding, enforcement action or, to the knowledge of MBNA, investigation into the business, disclosures or operations of MBNA or any of its Subsidiaries. Since January 1, 2002, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of MBNA, investigation into the business, disclosures or operations of MBNA or any of its Subsidiaries. There is no unresolved violation, criticism, comment or exception by any Regulatory Agency or Governmental Entity with respect to any report or statement relating to any examinations or inspections of MBNA or any of its Subsidiaries. Since January 1, 2002, there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency or Governmental Entity with respect to the business, operations, policies or procedures of MBNA or any of its Subsidiaries (other than normal examinations conducted by a Regulatory Agency or Governmental Entity in MBNA’s ordinary course of business).
      (b) Neither MBNA nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2002 a recipient of any supervisory letter from, or since January 1, 2002 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business (or, as applicable, its operations as a financial subsidiary of a national bank under the Gramm-Leach-Bliley Act of 1999), other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each item in this sentence, a “MBNA Regulatory Agreement”), nor has MBNA or any of its Subsidiaries been advised since January 1, 2002 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such MBNA Regulatory Agreement. To the knowledge of MBNA there has not been any event or occurrence since January 1, 2002 that would result in a determination that either MBNA America Bank, N.A. or MBNA America (Delaware), N.A. is not “well capitalized” and “well managed” as a matter of U.S. federal banking law.
      (c) MBNA has previously made available to Bank of America an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by MBNA since January 1, 2002 pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the date of this Agreement (the “MBNA SEC Reports”) and (ii) communication mailed by MBNA to its stockholders since January 1, 2002 and prior to the date of this Agreement. No such MBNA SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all MBNA SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of MBNA has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).
      3.6     Financial Statements.
      (a) The financial statements of MBNA and its Subsidiaries included (or incorporated by reference) in the MBNA SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of MBNA and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of MBNA and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of MBNA and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Ernst & Young LLP has not resigned or been dismissed as independent public accountants of MBNA as a result of or in connection with any disagreements with MBNA on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
      (b) Neither MBNA nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of MBNA included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2005 or in connection with this Agreement and the transactions contemplated hereby.
      (c) The records, systems, controls, data and information of MBNA and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of MBNA or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 3.6(c). MBNA (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to MBNA, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of MBNA by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to MBNA’s outside auditors and the audit committee of MBNA’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect MBNA’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in MBNA’s internal controls over financial reporting. These disclosures were made in writing by management to MBNA’s auditors and audit committee and a copy has previously been made available to Bank of America. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
      (d) Since December 31, 2004, (i) through the date hereof, neither MBNA nor any of its Subsidiaries nor, to the knowledge of the officers of MBNA, any director, officer, employee, auditor, accountant or representative of MBNA or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of MBNA or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that MBNA or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing MBNA or any of its Subsidiaries, whether or not employed by MBNA or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by MBNA or any of its officers, directors, employees or agents to the Board of Directors of MBNA or any committee thereof or to any director or officer of MBNA.
      3.7     Broker’s Fees. Neither MBNA nor any MBNA Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than as set forth on Section 3.7 of the MBNA Disclosure Schedule and pursuant to letter agreements, true, complete and correct copies of which have been previously delivered to Bank of America.
      3.8     Absence of Certain Changes or Events. (a) Since December 31, 2004, no event or events have occurred that have had or are reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on MBNA. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Bank of America, MBNA or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (A) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies, or to credit card companies, generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to banks or savings associations and their holding companies, or to credit card companies, generally, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global or national political conditions (including the outbreak of war or acts of terrorism) or in general economic or market conditions affecting banks, credit card companies, savings associations or their holding companies generally except to the extent that such changes in general economic or market conditions have a materially disproportionate adverse effect on such party or (D) consummation or public disclosure of this Agreement or the transactions contemplated hereby), or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement.
      (b) Since December 31, 2004 through and including the date of this Agreement, MBNA and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.
      (c) Since December 31, 2004, neither MBNA nor any of its Subsidiaries has (i) except for (A) normal increases for employees (other than officers subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice or (B) as required by applicable law or pre-existing contractual obligations, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2004, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (in each case, except as required under the terms of agreements or severance plans listed on Section 3.11 of the MBNA Disclosure Schedule, as in effect as of the date hereof ), or paid any bonus other than the customary year-

end bonuses in amounts consistent with past practice, (ii) granted any options to purchase shares of MBNA Common Stock, any restricted shares of MBNA Common Stock or any right to acquire any shares of its capital stock to any executive officer, director or employee other than grants to employees (other than officers subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice under the MBNA Stock Plans, (iii) changed any accounting methods, principles or practices of MBNA or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy or (iv) suffered any strike, work stoppage, slow-down, or other labor disturbance.
      3.9     Legal Proceedings. (a) Neither MBNA nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of MBNA’s knowledge, threatened, material legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against MBNA or any of its Subsidiaries. None of the proceedings, claims, actions or governmental or regulatory investigations set forth on Section 3.9 of the MBNA Disclosure Schedules would reasonably be expected to have a Material Adverse Effect on MBNA.
      (b) There is no Injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon MBNA, any of its Subsidiaries or the assets of MBNA or any of its Subsidiaries.
      3.10     Taxes and Tax Returns. (a) Each of MBNA and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects), has paid all Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against. The federal income Tax returns of MBNA and its Subsidiaries have been examined by the Internal Revenue Service (the “IRS”) for all years to and including 2000 and any liability with respect thereto has been satisfied or any liability with respect to deficiencies asserted as a result of such examination is covered by reserves that are adequate under GAAP. There are no material disputes pending, or claims asserted, for Taxes or assessments upon MBNA or any of its Subsidiaries for which MBNA does not have reserves that are adequate under GAAP. Neither MBNA nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among MBNA and its Subsidiaries). Within the past five years, neither MBNA nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Neither MBNA nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by MBNA or any of its Subsidiaries. Neither MBNA nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1).

      (b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, value added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).
      (c) As used in this Agreement, the term “Tax Return” means a report, return or other information (including any amendments) required to be supplied to a governmental entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes MBNA or any of its Subsidiaries.
      3.11     Employee Matters.
      (a) Section 3.11 of the MBNA Disclosure Schedule sets forth a true, complete and correct list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and each employment, consulting, bonus, incentive or deferred compensation, vacation, stock option or other equity-based, severance, termination, retention, change of control, profit-sharing, fringe benefit or other similar plan, program, agreement or commitment for the benefit of any employee, former employee, director or former director of MBNA or any of its Subsidiaries entered into, maintained or contributed to by MBNA or any of its Subsidiaries or to which MBNA or any of its Subsidiaries is obligated to contribute (such plans, programs, agreements and commitments, herein referred to as the “MBNA Benefit Plans”).
      (b) With respect to each MBNA Benefit Plan, MBNA has made available to Bank of America true, complete and correct copies of the following (as applicable): (i) the written document evidencing such MBNA Benefit Plan or, with respect to any such plan that is not in writing, a written description thereof; (ii) the summary plan description; (iii) the most recent annual report, financial statement and/or actuarial report; (iv) the most recent determination letter from the IRS; (v) the most recent Form 5500 required to have been filed with the IRS, including all schedules thereto; (vi) any related trust agreements, insurance contracts or documents of any other funding arrangements; (vii) any notices to or from the IRS or any office or representative of the Department of Labor relating to any compliance issues in respect of any such MBNA Benefit Plan; and (viii) all amendments, modifications or supplements to any such document.
      (c) MBNA and each of its Subsidiaries have operated and administered each MBNA Benefit Plan in compliance with all applicable laws and the terms of each such plan. The terms of each MBNA Benefit Plan are in compliance with all applicable laws. Each MBNA Benefit Plan that is intended to be “qualified” under Section 401 and/or 409 of the Code has received a favorable determination letter from the IRS to such effect and, to the knowledge of MBNA, no fact, circumstance or event has occurred or exists since the date of such determination letter that would reasonably be expected to adversely affect the qualified status of any such MBNA Benefit Plan. There are no pending or, to the knowledge of MBNA, threatened or anticipated claims by, on behalf of or against any of the MBNA Benefit Plans or any assets thereof (other than routine claims for benefits). All contributions, premiums and other payments required to be made with respect to any MBNA Benefit Plan have been made on or before their due dates under applicable law and the terms of such MBNA Benefit Plan, and with respect to any such contributions, premiums or other payments required to be made with respect to any MBNA Benefit Plan that are not yet due, to the extent required by GAAP, adequate reserves are reflected on the consolidated balance sheet of MBNA included in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 (including any notes thereto) or liability therefor was incurred in the ordinary course of business consistent with past practice since March 31, 2005.
      (d) No MBNA Benefit Plan is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or is a multiemployer plan or multiple employer plan within the meaning of Sections 4001(a)(3) or 4063/4064 of ERISA, respectively. Neither MBNA nor any of its Subsidiaries has incurred, either directly or indirectly (including as a result of any indemnification or joint and several liability obligation), any liability pursuant to Title I or IV of ERISA or the penalty tax, excise tax or joint and several liability provisions of the Code relating to employee benefit plans, in each case, with respect to the MBNA Benefit Plans and no event, transaction or condition has occurred or exists that could reasonably be expected to result in any such liability to MBNA or any of its Subsidiaries.
      (e) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of MBNA or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code.
      (f) No payment made or to be made in respect of any employee or former employee of MBNA or any of its Subsidiaries is or will be nondeductible by reason of Section 162(m) of the Code.
      (g) Neither MBNA nor any of its Subsidiaries is a party to or bound by any labor or collective bargaining agreement and there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of MBNA or any of its Subsidiaries. There are no labor related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the knowledge of MBNA, threatened and neither MBNA nor any of its Subsidiaries has experienced any such labor related controversy, strike, slowdown, walkout or other work stoppage within the past three years. Neither MBNA nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Each of MBNA and its Subsidiaries are in compliance with all applicable laws, statutes, orders, rules, regulations, policies or guidelines of any Governmental Entity relating to labor, employment, termination of employment or similar matters and have not engaged in any unfair labor practices or similar prohibited practices.

      3.12     Compliance with Applicable Law. (a) MBNA and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to MBNA or any of its Subsidiaries. Other than as required by (and in conformity with) law, neither MBNA nor any MBNA Subsidiary acts as a fiduciary for any Person, or administers any account for which it acts as a fiduciary, including as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.
      (b) Since the enactment of the Sarbanes-Oxley Act, MBNA has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. Section 3.12(b) of the MBNA Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of MBNA who have outstanding loans from MBNA or its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.
      3.13     Certain Contracts. (a) Neither MBNA nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, other than in the ordinary course of business consistent with past practice, (ii) which, upon execution of this Agreement or consummation or stockholder approval of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due from Bank of America, MBNA, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee of MBNA or any Subsidiary thereof, (iii) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the MBNA SEC Reports filed prior to the date hereof, (iv) that materially restricts the conduct of any line of business by MBNA or, to the knowledge of MBNA, upon consummation of the Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business in which a bank holding company may lawfully engage, (v) with or to a labor union or guild (including any collective bargaining agreement) or (vi) including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the execution of this Agreement, the occurrence of any stockholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of or affected by any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the MBNA Disclosure Schedule, is referred to as an “MBNA Contract,” and neither MBNA nor any of its Subsidiaries knows of, or has received notice of, any violation of any MBNA Contract by any of the other parties thereto.
      (b) (i) Each MBNA Contract is valid and binding on MBNA or its applicable Subsidiary and is in full force and effect, (ii) MBNA and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each

MBNA Contract, and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of MBNA or any of its Subsidiaries under any such MBNA Contract.
      3.14     Risk Management Instruments. (a) “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions; provided that, for the avoidance of doubt, the term “Derivative Transactions” shall not include any MBNA Stock Option.
      (b) All Derivative Transactions, whether entered into for the account of MBNA or any of its Subsidiaries or for the account of a customer of MBNA or any of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by MBNA and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of MBNA or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. MBNA and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to MBNA’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.
      3.15     Investment Securities and Commodities. (a) Except as would not reasonably be expected to have a Material Adverse Effect on MBNA, each of MBNA and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of MBNA or its Subsidiaries. Such securities and commodities are valued on the books of MBNA in accordance with GAAP in all material respects.
      (b) MBNA and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures (the “Policies, Practices and Procedures”) which MBNA believes are prudent and reasonable in the context of such businesses. Prior to the date hereof, MBNA has made available to Bank of America in writing the material Policies, Practices and Procedures.

      3.16 Loan Portfolio. (a) Section 3.16(a) of the MBNA Disclosure Schedule sets forth (i) the aggregate outstanding principal amount, as of March 31, 2005, of all loan agreements, notes or borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to MBNA or its Subsidiaries (collectively, “Loans”), other than “non-accrual” Loans, and (ii) the aggregate outstanding principal amount, as of March 31, 2005, of all “non-accrual” Loans. As of March 31, 2005, MBNA and its Subsidiaries, taken as a whole, did not have outstanding Loans and assets classified as “Other Real Estate Owned” with an aggregate then outstanding, fully committed principal amount in excess of that amount set forth on Section 3.16(a) of the MBNA Disclosure Schedule, net of specific reserves with respect to such Loans and assets, that were designated as of such date by MBNA as “Special Mention”, “Substandard”, “Doubtful”, “Loss”, or words of similar import (“Criticized Assets”). Section 3.16(a) of the MBNA Disclosure Schedule sets forth (A) a summary of Criticized Assets as of March 31, 2005, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and the amount of specific reserves with respect to each such category of Loans and (B) each asset of MBNA or any of its Subsidiaries that, as of March 31, 2005, is classified as “Other Real Estate Owned” and the book value thereof.
      (b) Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity). All Loans originated by MBNA or its Subsidiaries, and all such Loans purchased by MBNA or its Subsidiaries, were made or purchased in accordance with customary lending standards of MBNA or its Subsidiaries, as applicable. All such Loans (and any related guarantees) and payments due thereunder are, and on the Closing Date will be, free and clear of any Lien, and MBNA or its Subsidiaries has complied in all material respects, and on the Closing Date will have complied in all material respects, with all laws and regulations relating to such Loans.
      3.17 Property. MBNA or one of its Subsidiaries (a) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in such MBNA SEC Reports as being owned by MBNA or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such MBNA SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Leased Properties” and, collectively with the Owned Properties, the “Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to MBNA’s knowledge, the lessor. The Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Real Property are in good operating condition and in a state of good working order, ordinary wear and tear excepted. There are no pending or, to the knowledge of MBNA, threatened condemnation proceedings against the Real Property. MBNA and its Subsidiaries are in compliance with all applicable health and safety related requirements for the Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.
      3.18 Intellectual Property. MBNA and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted. The use of any Intellectual Property by MBNA and its Subsidiaries does not, to the knowledge of MBNA, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which MBNA or any Subsidiary acquired the right to use any Intellectual Property. No person is challenging, infringing on or otherwise violating any right of MBNA or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to MBNA or its Subsidiaries. Neither MBNA nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by MBNA and its Subsidiaries and no Intellectual Property owned and/or licensed by MBNA or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.
      3.19 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action or notices with respect to any environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any liability or obligation of MBNA or any of its Subsidiaries arising under common law or under any local, state or federal environmental, health or safety statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against MBNA or any of its Subsidiaries. To the knowledge of MBNA, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any liability or obligation on the part of MBNA or any of its Subsidiaries. Neither MBNA nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing.
      3.20 Credit Card Operations.
      (a) Since January 1, 2002, all of the Accounts have been solicited, originated, maintained and serviced in compliance with all applicable policies, practices and procedures of MBNA and its Subsidiaries, all applicable legal and regulatory requirements and all applicable by-laws, rules and regulations of the relevant Credit Card Associations or the terms of the network card license arrangement with American Express Company; and none of the Accounts have been re-aged except in accordance with the re-aging policies referred to above as in effect at the time of re-aging.
      (b) All Accounts are governed by Account Agreements in one of the representative forms made available to Bank of America prior to the date hereof. Since January 1, 2002, none of the terms of those Account Agreements have been waived or altered, modified or impaired (other than on a case-by-case basis consistent with MBNA’s applicable policies in effect at the time and as reflected in the books and records of MBNA and its Subsidiaries), and each Account has complied with the applicable Account Agreement.
      (c) All Account Agreements are valid and legally binding obligations of the obligors thereon, including any co-signer, guarantor or surety, in the full amount thereof set forth in the books and records of MBNA and its Subsidiaries, are enforceable against such obligors in accordance with their respective terms (subject to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer and other laws relating to or affecting creditors’ rights generally, to general equitable principles and to the Servicemembers Civil Relief Act) and are not subject to any claim or defense by such obligors of fraud or usury against MBNA or its Subsidiaries. To MBNA’s knowledge, each of the receivables relating to or arising under the Accounts arose from or in connection with a bona fide sale or loan transaction (including any amounts in respect of finance charges, annual fees and similar fees and charges assessed on the Accounts), and none of such Accounts is subject to offset, recoupment, adjustment or any other valid and cognizable claim or defense of any obligor other than as may be permitted by the Fair Credit Billing Act, as amended, and the regulations thereunder.
      (d) Since January 1, 2002, all disclosures attributable to MBNA or its Subsidiaries made in connection with the opening, servicing and collection of the Accounts complied with all applicable laws and regulations at the time made.
      (e) Each Account relates to the extension of credit and the advancement of money on a revolving basis and would be considered a credit or charge card account under Regulation Z of the Federal Reserve Board. No Account is secured by any collateral whatsoever, except to the extent arising in connection with Accounts under collection and except for accounts secured or partially secured by deposits at MBNA America Bank, N.A. or MBNA America (Delaware), N.A. in compliance with all legal and regulatory requirements and the bylaws, rules and regulations of the relevant Credit Card Associations, for each of which

Accounts there exists a valid, binding and enforceable first priority lien on any funds in the deposit account related to such Account. The contractual and other arrangements for such secured or partially secured Accounts are not subject to any investigation, inquiry, claim, or challenge by any Regulatory Agency or other Governmental Entity. No Account may be accessed by a debit card.
      (f) The interest rates, fees and charges applicable to the Accounts comply with the applicable Account Agreements and all legal and regulatory requirements and the by-laws, rules and regulations of the relevant Credit Card Associations or the terms of the network card license arrangement with American Express Company
      (g) Except in connection with its partnership and co-branding marketing programs or its membership product vendors, neither MBNA nor any of its Subsidiaries has transferred, delivered or granted access to its list of Cardholders, or any part thereof, to any person engaged, directly or indirectly, in the marketing or distribution of any Credit Card or other service or product.
      (h) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Account Agreement” means an agreement (including related disclosure) between MBNA or one of its Subsidiaries and a person or persons under which the Accounts are established and Credit Cards are issued to or on behalf of such person or persons.

(ii) “Accounts” means all accounts under which a purchase, cash advance or credit transaction may be or has been made by a Cardholder by means of a Credit Card.

(iii) “Cardholder” means a person or persons in whose name(s) an Account has been established in connection with a Credit Card pursuant to an Account Agreement.

(iv) “Credit Card” means a card that may be used by the holder to purchase goods and services and to obtain cash advances through open-end revolving credit, commonly known as a credit or charge card.

(v) “Credit Card Associations” means VISA U.S.A., Inc., VISA International Inc. and MasterCard International Incorporated.
      3.21 Securitizations.
      (a) Each of MBNA or its applicable Subsidiary and, to the knowledge of MBNA, each other party thereto has performed in all material respects the obligations to be performed by it under each of the MBNA Securitization Documents, including the filing of any financing statements, continuation statements or amendments under the Uniform Commercial Code of each applicable jurisdiction with the appropriate filing offices.

      (b) Each of the MBNA Securitization Interests, each series of certificates or other securities issued by any MBNA Master Trust, each series of notes or other securities issued by any MBNA Owner Trust and each of the MBNA Securitization Documents to which MBNA, any of its Subsidiaries, MBNA Owner Trust or any MBNA Master Trust, as the case may be, is a party is in full force and effect and is a valid, binding and enforceable obligation of MBNA or such Subsidiary, MBNA Owner Trust or any MBNA Master Trust, as the case may be, and, to the knowledge of MBNA, of the other parties thereto, subject to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer and other laws affecting creditors’ rights generally and to general equitable principles.
      (c) True and complete copies of the MBNA Securitization Documents in full force and effect as of the date hereof have been made available to Bank of America.
      (d) All MBNA Securitization Documents required to be qualified under the Trust Indenture Act of 1939, as amended, have been so qualified and neither any MBNA Master Trust nor any MBNA Owner Trust is required to be registered under the Investment Company Act of 1940, as amended, or the Financial Services and Markets Act 2000. The sale of all securities issued by any MBNA Master Trust and any MBNA Owner Trust was either duly registered under, or exempt from the registration requirements of, the Securities Act or the Financial Services and Markets Act 2000, as applicable.
      (e) MBNA America Bank, N.A. is the sole owner of the Retained Interest that is the Seller Interest (as defined in the Pooling and Servicing Agreement) and any other comparable interest under any other MBNA Securitization Document and MBNA or an MBNA Subsidiary is the sole owner of all other MBNA Securitization Interests.
      (f) No event or condition exists which is or with either notice or the passage of time would (A) constitute a default, event of default, early redemption event, payout event or early amortization event under any MBNA Securitization Document, (B) require any accelerated application of cash flows received in respect of the MBNA Securitization Receivables, or (C) trigger any requirement under any MBNA Securitization Document to (x) fund an increase in any spread account or similar account (other than with respect to spread accounts that have already been funded), (y) draw on any such account under the terms of any MBNA Securitization Document or (z) otherwise increase any credit enhancement required under the MBNA Securitization Documents (each, an “Adverse Development”).
      (g) No event or condition exists which constitutes a Servicer Default or other similar event permitting the termination of the servicer under any of the MBNA Securitization Documents (a “Servicer Default or Termination”).
      (h) Since January 1, 2002, on a consolidated basis, MBNA has properly accounted for the sale of the MBNA Securitization Receivables under GAAP, including Statement of Financial Accounting Standards No. 140, and including in respect of the reporting of income arising from the sale of such MBNA Securitization Receivables. Certain securitizations have been structured as financings and are not treated as a sale.

      (i) The consummation of the transactions contemplated hereby (including the Merger) shall not cause the occurrence of an Adverse Development or a Servicer Default or Termination.
      (j) On a consolidated basis, MBNA is not required to consolidate any variable interest entity under GAAP, including FIN 46 and FIN 46R, as in effect as of the date hereof in connection with any transaction related to an MBNA Owner Trust or MBNA Master Trust.
      (k) Since January 1, 2002, neither MBNA nor any of its Subsidiaries owns or has owned any security issued by an MBNA Owner Trust or MBNA Master Trust that includes an embedded derivative under GAAP.
      (l) Each MBNA Subsidiary which acts as a servicer or trustee and, to the knowledge of MBNA, each other party which acts as servicer or trustee under the MBNA Securitization Documents have properly administered all accounts in accordance with the terms of the governing documents and applicable common law and the accountings for each such account are true and correct and accurately reflect the assets of such account.
      (m) MBNA has previously made available to Bank of America an accurate and complete copy of each final registration statement, prospectus, prospectus supplement, report and schedule filed with or furnished to the SEC by any entity relating to any MBNA Securitization Transaction since January 1, 2002 pursuant to the Securities Act, the Exchange Act, the Investment Company Act of 1940, as amended, or the Financial Services and Markets Act 2000, as applicable, and prior to the date of this Agreement (the “MBNA Securitization Reports”). No such MBNA Securitization Report, at the time dated, filed or furnished (and, in the case of registration statements, on the dates of effectiveness), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. As of their respective dates, all MBNA Securitization Reports complied as to form in all material respects with the published rules and regulations of the SEC and the Financial Services Authority, as applicable, with respect thereto. All reports (including required certifications) required to be filed with the SEC or the Financial Services Authority relating to the MBNA Securitization Transactions have been filed on a timely basis.
      (n) MBNA or its applicable Subsidiary has made all reasonably necessary plans and preparations in order to comply in a timely manner with all requirements of Regulation AB promulgated by the SEC.
      (o) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Indenture” means that certain indenture dated as of May 24, 2001, as amended, by and between MBNA Credit Card Master Note Trust and the Bank of New York as indenture trustee.

(ii) “MBNA Master Trust” means the MBNA Master Credit Card Trust II created pursuant to the Pooling and Servicing Agreement or any other trust or similar special purpose entity created to hold and securitize any receivables relating to Accounts or other receivables of MBNA or any MBNA Subsidiary.

(iii) “MBNA Owner Trust” means the MBNA Credit Card Master Note Trust and any other trust or other similar special purpose entity created to hold one or more securities issued by MBNA Master Trust and issue notes or other securities backed by such securities.

(iv) “MBNA Securitization Documents” means the Pooling and Servicing Agreement, the Indenture, each security issued by any MBNA Master Trust, each security issued by any MBNA Owner Trust, and each prospectus, offering circular, underwriting agreement and purchase agreement related to any such security and each supplement, terms or pricing agreement or derivative or other agreement relating to the foregoing and each document required to be delivered in connection therewith.

(v) “MBNA Securitization Interests” means any securities, any Retained Interest, any spread account, cash collateral account or other residual or servicing interest (in each case whether or not certificated) owned by MBNA or any Subsidiary created pursuant to any MBNA Securitization Document.

(vi) “MBNA Securitization Receivable” means a receivable related to an Account or other receivable of MBNA or any MBNA Subsidiary that MBNA or any MBNA Subsidiary has designated to an MBNA Master Trust.

(vii) “MBNA Securitization Transaction” means any transaction contemplated by the MBNA Securitization Documents.

(viii) “Pooling and Servicing Agreement” means that certain Pooling and Servicing Agreement, dated as of August 4, 1994, as amended, by and between MBNA America Bank, N.A., as seller and servicer, and The Bank of New York, as trustee.

(ix) “Retained Interest” means an interest retained by MBNA or any MBNA Subsidiary pursuant to the MBNA Securitization Documents in any MBNA Securitization Receivable.

(x) “Servicer Default” means a servicer default or similar event, as specified in the relevant Pooling and Servicing Agreement, Indenture or other MBNA Securitization Document, as the case may be.
      3.22 State Takeover Laws. The Board of Directors of MBNA has unanimously approved this Agreement and the Stock Option Agreement and the transactions contemplated hereby and thereby as required to render inapplicable to such agreements and transactions Sections 3-601 to 3-604 and 3-701 to 3-709 of the MGCL and, to the knowledge of MBNA, any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”).

      3.23 Reorganization; Approvals. As of the date of this Agreement, MBNA (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.
      3.24 Opinion. Prior to the execution of this Agreement, the MBNA Board of Directors has received an opinion from UBS Securities to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the stockholders of MBNA from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.
      3.25 MBNA Information. The information relating to MBNA and its Subsidiaries that is provided by MBNA or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to MBNA and other portions within the reasonable control of MBNA will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.
ARTICLE IV
Representations and Warranties of Bank of America
      Except as disclosed in the disclosure schedule (the “Bank of America Disclosure Schedule”) delivered by Bank of America to MBNA prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Bank of America’s covenants contained herein, provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2, and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect on Bank of America), Bank of America hereby represents and warrants to MBNA as follows:
      4.1 Corporate Organization. (a) Bank of America is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Bank of America has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Bank of America is duly registered as a bank holding company under the BHC Act and is a financial holding company pursuant to Section 4(1) of the BHC Act and meets the applicable requirements for qualification as such. True, complete and correct copies of the Amended and Restated Certificate of Incorporation, as amended (the “Bank of America Certificate”), and Bylaws of Bank of America (the “Bank of America Bylaws”), as in effect as of the date of this Agreement, have previously been made available to MBNA.
      (b) Each Bank of America Subsidiary (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted.
      4.2 Capitalization. (a) The authorized capital stock of Bank of America consists of 7,500,000,000 shares of Bank of America Common Stock, of which, as of June 24, 2005 (the “Bank of America Capitalization Date”), 4,025,666,601 shares were issued and outstanding, and 100,000,000 shares of preferred stock, $0.01 par value (the “Bank of America Preferred Stock”), of which, as of the Bank of America Capitalization Date, (x) 35,045 shares were authorized and 7,739 shares were issued and outstanding as Bank of America Series B 7% Cumulative Redeemable Preferred Stock, (y) 690,000 shares were authorized and 382,450 shares were issued and outstanding as Bank of America Series VI 6.75% Perpetual Preferred Stock and (z) 805,000 shares were authorized and 700,000 shares were issued and outstanding as Bank of America Series VII 6.60% Cumulative Preferred Stock. As of the Bank of America Capitalization Date, no shares of Bank of America Common Stock were held in Bank of America’s treasury. As of the Bank of America Capitalization Date, no shares of Bank of America Common Stock or Bank of America Preferred Stock were reserved for issuance, except for (i) 718,265,197 shares of Bank of America Common Stock reserved for issuance upon exercise of options issued pursuant to employee and director stock plans of Bank of America or a Subsidiary of Bank of America in effect as of the date of this Agreement (the “Bank of America Stock Plans”), (ii) 11,183,732 shares of Bank of America Common Stock reserved for issuance pursuant to Bank of America’s dividend reinvestment plan and (iii) 159,954 shares of Bank of America Common Stock reserved for issuance pursuant to a convertible note agreement (the “Convertible Note Agreement”). All of the issued and outstanding shares of Bank of America Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Voting Debt of Bank of America is issued or outstanding. As of the Bank of America Capitalization Date, except pursuant to this Agreement, the Bank of America Stock Plans, the Convertible Note Agreement, Bank of America’s dividend reinvestment plan and stock repurchase plans entered into by Bank of America from time to time, Bank of America does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Bank of America Common Stock, Bank of America Preferred Stock, Voting Debt of Bank of America or any other equity securities of Bank of America or any securities representing the right to purchase or otherwise receive any shares of Bank of America Common Stock, Bank of America Preferred Stock, Voting Debt of Bank of America or other equity securities of Bank of America. The shares of Bank of America Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.
      (b) Except for director qualifying shares, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Bank of America are owned by Bank of America, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. § 55) and free of preemptive rights. No such Bank of America Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
      4.3 Authority; No Violation. (a) Bank of America has full corporate power and authority to execute and deliver this Agreement and the Stock Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Board of Directors of Bank of America (by the unanimous vote of all directors present) and no other corporate proceedings on the part of Bank of America are necessary to approve this Agreement and the Stock Option Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement and the Stock Option Agreement have been duly and validly executed and delivered by Bank of America and (assuming due authorization, execution and delivery by MBNA) constitute the valid and binding obligations of Bank of America, enforceable against Bank of America in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).
      (b) Neither the execution and delivery of this Agreement or the Stock Option Agreement by Bank of America, nor the consummation by Bank of America of the transactions contemplated hereby or thereby, nor compliance by Bank of America with any of the terms or provisions of this Agreement or the Stock Option Agreement, will (i) violate any provision of the Bank of America Certificate or the Bank of America Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Bank of America, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Bank of America or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Bank of America or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound. Neither Bank of America nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) that, to the knowledge of Bank of America, upon consummation of the Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business currently conducted by MBNA or its Subsidiaries.
      4.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications and notices, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Form S-4 and the filing and effectiveness of the registration statement contemplated by Section 1.5(e), (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the filing of the Articles of Merger with the Maryland State Department of Assessments and Taxation pursuant to the MGCL, (v) any notices to or filings with the SBA, (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable SRO, and the rules of the NYSE, or that are required under consumer finance, mortgage banking and other similar laws, and (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Bank of America Common Stock pursuant to this Agreement and approval of listing of such Bank of America Common Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Bank of America of the Merger and the other transactions contemplated by this Agreement or the Stock Option Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Bank of America of this Agreement and the Stock Option Agreement.
      4.5 Reports; Regulatory Matters.
      (a) Bank of America and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2002 with the Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2002, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of Bank of America and its Subsidiaries, no Regulatory Agency or Governmental Entity has initiated since January 1, 2002 or has pending any proceeding, enforcement action or, to the knowledge of Bank of America, investigation into the business, disclosures or operations of Bank of America or any of its Subsidiaries. Since January 1, 2002, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of Bank of America, investigation into the business, disclosures or operations of Bank of America or any of its Subsidiaries. There is no unresolved violation, criticism, or exception by any Regulatory Agency or Governmental Entity with respect to any report or statement relating to any examinations or inspections of Bank of America or any of its Subsidiaries. Since January 1, 2002 there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency or Governmental Entity with respect to the business, operations, policies or procedures of Bank of America or any of its Subsidiaries (other than normal examinations conducted by a Regulatory Agency or Governmental Entity in Bank of America’s ordinary course of business).
      (b) Neither Bank of America nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2002 a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since January 1, 2002 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to bank holding companies or their Subsidiaries (each, a “Bank of America Regulatory Agreement”), nor has Bank of America or any of its Subsidiaries been advised since January 1, 2002 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Bank of America Regulatory Agreement.
      (c) Bank of America has previously made available to MBNA an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Bank of America pursuant to the Securities Act or the Exchange Act and prior to the date of this Agreement (the “Bank of America SEC Reports”) and (ii) communication mailed by Bank of America to its stockholders since January 1, 2002 and prior to the date of this Agreement. No such Bank of America SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Bank of America SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of Bank of America has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.
      4.6 Financial Statements.
      (a) The financial statements of Bank of America and its Subsidiaries included (or incorporated by reference) in the Bank of America SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Bank of America and its Subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Bank of America and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Bank of America and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. PricewaterhouseCoopers LLP has not resigned or been dismissed as independent public accountants of Bank of America as a result of or in connection with any disagreements with Bank of America on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
      (b) Neither Bank of America nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Bank of America included in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2005 or in connection with this Agreement and the transactions contemplated hereby.
      (c) The records, systems, controls, data and information of Bank of America and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Bank of America or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 4.6(c). Bank of America (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Bank of America, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Bank of America by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Bank of America’s outside auditors and the audit committee of Bank of America’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Bank of America’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Bank of America’s internal controls over financial reporting. These disclosures were made in writing by management to Bank of America’s auditors and audit committee and a copy has previously been made available to MBNA. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

      (d) Since December 31, 2004, (x) through the date hereof, neither Bank of America nor any of its Subsidiaries nor, to the knowledge of the officers of Bank of America, any director, officer, employee, auditor, accountant or representative of Bank of America or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Bank of America or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Bank of America or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing Bank of America or any of its Subsidiaries, whether or not employed by Bank of America or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Bank of America or any of its officers, directors, employees or agents to the Board of Directors of Bank of America or any committee thereof or to any director or officer of Bank of America.
      4.7 Broker’s Fees. Neither Bank of America nor any Bank of America Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than as set forth on Section 4.7 of the Bank of America Disclosure Schedule.
      4.8 Absence of Certain Changes or Events. (a) Since December 31, 2004, no event or events have occurred that have had or are reasonably likely to have a Material Adverse Effect on Bank of America.
      (b) Since December 31, 2004 through and including the date of this Agreement, Bank of America and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.
      4.9 Legal Proceedings. (a) None of Bank of America or any of its Subsidiaries is a party to any, and there are no pending or, to the best of Bank of America’s knowledge, threatened, material legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against Bank of America or any of its Subsidiaries.
      (b) There is no Injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon Bank of America, any of its Subsidiaries or the assets of Bank of America or any of its Subsidiaries.
      4.10 Taxes and Tax Returns. Each of Bank of America and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects), has paid all Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against. There are no material disputes pending, or claims asserted, for Taxes or assessments upon Bank of America or any of its Subsidiaries for which Bank of America does not have reserves that are adequate under GAAP.
      4.11 Compliance with Applicable Law. (a) Bank of America and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Bank of America or any of its Subsidiaries.
      (b) Since the enactment of the Sarbanes-Oxley Act, Bank of America has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.
      4.12 Reorganization; Approvals. As of the date of this Agreement, Bank of America (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.
      4.13 Aggregate Cash Consideration. Bank of America has available to it sufficient funds to deliver the aggregate Cash Consideration.
      4.14 Bank of America Information. The information relating to Bank of America and its Subsidiaries that is provided by Bank of America or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Bank of America and other portions within the reasonable control of Bank of America will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
ARTICLE V
Covenants Relating to Conduct of Business
      5.1 Conduct of Businesses Prior to the Effective Time. Except as expressly contemplated by or permitted by this Agreement or with the prior written consent of the other party, during the period from the date of this Agreement to the Effective Time, each of MBNA and Bank of America shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either MBNA or Bank of America to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.
      5.2 MBNA Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in the MBNA Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, MBNA shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Bank of America:
           (a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of Federal funds, securitizations, sales of certificates of deposit and entering into repurchase agreements);

(b) (i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) for regular quarterly cash dividends at a rate not in excess of $0.14 per share of MBNA Common Stock with record dates and payment dates consistent with the prior year, (B) dividends paid by any of the Subsidiaries of MBNA to MBNA or to any of its wholly-owned Subsidiaries, and (C) the acceptance of shares of MBNA Common Stock in payment of the exercise price or withholding taxes incurred by any employee or director in connection with the exercise of stock options or the vesting of restricted shares of (or settlement of other equity-based awards in respect of) MBNA Common Stock granted under an MBNA Stock Plan, in each case in accordance with past practice and the terms of the applicable MBNA Stock Plan and related award agreements);

(iii) grant any stock options, restricted shares or other equity-based award with respect to shares of MBNA Common Stock under any of the MBNA Stock Plans or otherwise, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) issue any additional shares of capital stock or other securities except pursuant to the exercise of stock options or the settlement of other equity-

based awards granted under an MBNA Stock Plan that are outstanding as of the date of this Agreement and except pursuant to the Stock Option Agreement;
           (c) except as required by applicable law or the terms of any MBNA Benefit Plan as in effect on the date of this Agreement and, solely with respect to employees that are not executive officers or directors of MBNA, except for normal increases made in the ordinary course of business consistent with past practice, (i) increase the wages, salaries, or incentive compensation or incentive compensation opportunities of any employee of MBNA or any of its Subsidiaries, or, except for payments in the ordinary course of business consistent with past practice, pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any employee of MBNA or any of its Subsidiaries or (ii) establish, adopt, or become a party to any new employee benefit or compensation plan, program, commitment or agreement or amend any MBNA Benefit Plan;
           (d) sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any individual, corporation or other entity other than a Subsidiary or cancel, release or assign any material amount of indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement;
           (e) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating, securitization and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity;
           (f) make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;
           (g) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;
           (h) amend its charter or bylaws, or otherwise take any action to exempt any person or entity (other than Bank of America or its Subsidiaries) or any action taken by any person or entity from any Takeover Statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;
           (i) other than in prior consultation with Bank of America, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
           (j) change in any material respect the policies, practices and procedures governing Credit Card operations of MBNA and its Subsidiaries, including the policies, practices and procedures governing credit and collection matters, related to the solicitation, origination, maintenance and servicing of Accounts;

           (k) commence or settle any material claim, action or proceeding;
           (l) take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;
           (m) implement or adopt any material change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;
           (n) file or amend any Tax Return other than in the ordinary course of business, make or change any material Tax election, or settle or compromise any material Tax liability; or
           (o) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.
      5.3 Bank of America Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of MBNA, during the period from the date of this Agreement to the Effective Time, Bank of America shall not, and shall not permit any of its Subsidiaries to, (a) amend, repeal or otherwise modify any provision of the Bank of America Certificate or the Bank of America Bylaws in a manner that would adversely effect MBNA, the stockholders of MBNA or the transactions contemplated by this Agreement; (b) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; (c) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied; (d) take any action that would be reasonably expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement; or (e) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3.
ARTICLE VI
Additional Agreements
      6.1 Regulatory Matters. (a) Bank of America and MBNA shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of Bank of America and MBNA shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and MBNA shall thereafter mail or deliver the Proxy Statement to its stockholders. Bank of America shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and MBNA shall furnish all information concerning MBNA and the holders of MBNA Common Stock as may be reasonably requested in connection with any such action.

      (b) The parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. MBNA and Bank of America shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to MBNA or Bank of America, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Bank of America to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties or Governmental Entities, that would reasonably be expected to have a material adverse effect (measured on a scale relative to MBNA) on either Bank of America or MBNA (a “Materially Burdensome Regulatory Condition”).
      (c) Each of Bank of America and MBNA shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Bank of America, MBNA or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.
      (d) Each of Bank of America and MBNA shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Bank of America Requisite Regulatory Approval or MBNA Requisite Regulatory Approval, respectively, will not be obtained or that the receipt of any such approval may be materially delayed.
      6.2 Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each of MBNA and Bank of America shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such party shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that such party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request (in the case of a request by MBNA, information concerning Bank of America that is reasonably related to the prospective value of Bank of America Common Stock or to Bank of America’s ability to consummate the transactions contemplated hereby). Neither MBNA nor Bank of America, nor any of their Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
      (b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties as of June 24, 2005 (the “Confidentiality Agreement”).
      (c) No investigation by a party hereto or its representatives shall affect the representations and warranties of the other party set forth in this Agreement.
      6.3     Stockholder Approval. MBNA shall call a meeting of its stockholders to be held as soon as reasonably practicable for the purpose of obtaining the requisite stockholder approval required in connection with the Merger, on substantially the terms and conditions set forth in this Agreement, and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. The Board of Directors of MBNA shall use its reasonable best efforts to obtain from its stockholders the stockholder vote approving the Merger, on substantially the terms and conditions set forth in this Agreement, required to consummate the transactions contemplated by this Agreement. MBNA shall submit this Agreement to its stockholders at the stockholder meeting even if its Board of Directors shall have withdrawn, modified or qualified its recommendation. The Board of Directors of MBNA has adopted resolutions approving the Merger, on substantially the terms and conditions set forth in this Agreement, and directing that the Merger, on such terms and conditions, be submitted to MBNA’s stockholders for their consideration.
      6.4     Affiliates. MBNA shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of MBNA to deliver to Bank of America, as soon as practicable after the date of this Agreement, and prior to the date of the meeting of the MBNA stockholders to be held pursuant to Section 6.3, a written agreement, in the form of Exhibit B.
      6.5     NYSE Listing. Bank of America shall cause the shares of Bank of America Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.
      6.6     Employee Matters. (a) For the one-year period following the Effective Time, Bank of America shall, or shall cause its applicable Subsidiaries to, provide to those individuals actively employed by MBNA or one of its Subsidiaries as of the Effective Time

(collectively, the “Covered Employees”) with employee benefits, rates of base salary or hourly wage and annual bonus opportunities that are substantially similar, in the aggregate, to the aggregate rates of base salary or hourly wage provided to such Covered Employees and the aggregate employee benefits and annual bonus opportunities provided to such Covered Employees under the MBNA Benefit Plans as in effect immediately prior to the Effective Time; provided that nothing herein shall limit the right of Bank of America or any of its Subsidiaries to terminate the employment of any Covered Employee at any time or require Bank of America or any of its Subsidiaries to provide any such employee benefits, rates of base salary or hourly wage or annual bonus opportunities for any period following any such termination.
      (b) To the extent that a Covered Employee becomes eligible to participate in an employee benefit plan maintained by Bank of America or any of its Subsidiaries, other than MBNA or its Subsidiaries, Bank of America shall cause such employee benefit plan to (i) recognize the service of such Covered Employee with MBNA or its Subsidiaries for purposes of eligibility and vesting and, except under defined benefit pension plans, benefit accrual under such employee benefit plan of Bank of America or any of its Subsidiaries to the same extent such service was recognized immediately prior to the Effective Time under a comparable MBNA Benefit Plan in which such Covered Employee was a participant immediately prior to the Effective Time or, if there is no such comparable benefit plan, to the same extent such service was recognized under the MBNA 401(k) Plus Savings Plan immediately prior to the Effective Time; provided that such recognition of service shall not operate to duplicate any benefits with respect to the Covered Employee, and (ii) with respect to any health, dental or vision plan of Bank of America or any of its Subsidiaries (other than MBNA and its Subsidiaries) in which any Covered Employee is eligible to participate in the plan year that includes the year in which such Covered Employee is eligible to participate, (x) cause any pre-existing condition limitations under such Bank of America or Subsidiary plan to be waived with respect to such Covered Employee to the extent such limitation would have been waived or satisfied under the MBNA Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (y) recognize any medical or other health expenses incurred by such Covered Employee in the year that includes the Closing Date for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of Bank of America or any of its Subsidiaries.
      (c) From and after the Effective Time, Bank of America shall, or shall cause its Subsidiaries to, honor, in accordance with the terms thereof as in effect as of the date hereof or as may be amended after the date hereof with the prior written consent of Bank of America, each employment agreement and change in control agreement listed on Section 3.11 of the MBNA Disclosure Schedule and the obligations of MBNA and its Subsidiaries as of the Effective Time under each deferred compensation plan or agreement listed on Section 3.11 of the MBNA Disclosure Schedule. Bank of America agrees to take all action necessary to effectuate and satisfy the obligations set forth in Section 6.6(c) of the MBNA Disclosure Schedule.
      6.7     Indemnification; Directors’ and Officers’ Insurance.
      (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (a “Claim”), including any such Claim in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of MBNA or any of its Subsidiaries or who is or was serving at the request of MBNA or any of its Subsidiaries as a director, officer or employee of another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of MBNA or any of its Subsidiaries prior to the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against and respond thereto. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of any Indemnified Party as provided in their respective certificates or articles of incorporation or by-laws (or comparable organizational documents), and any existing indemnification agreements set forth in Section 6.7 of the MBNA Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time or taken at the request of Bank of America pursuant to Section 6.8 hereof, it being understood that nothing in this sentence shall require any amendment to the certificate of incorporation or by-laws of the Surviving Corporation.
      (b) From and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Indemnified Party against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of MBNA or any Subsidiary of MBNA, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) or taken at the request of Bank of America pursuant to Section 6.8 hereof.
      (c) Bank of America shall cause the individuals serving as officers and directors of MBNA or any of its Subsidiaries immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by MBNA (provided that Bank of America may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided that in no event shall Bank of America be required to expend annually in the aggregate an amount in excess of 250% of the annual premiums currently paid by MBNA (which current amount is set forth in Section 6.7 of the MBNA Disclosure Schedule) for such insurance (the “Insurance Amount”), and provided further that if Bank of America is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Bank of America shall obtain as much comparable insurance as is available for the Insurance Amount.

      (d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.
      6.8     Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Bank of America, on the one hand, and a Subsidiary of MBNA, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall, at Bank of America’s sole expense, take all such necessary action as may be reasonably requested by Bank of America.
      6.9     Advice of Changes. Each of Bank of America and MBNA shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; and provided further that a failure to comply with this Section 6.9 shall not constitute a breach of this Agreement or the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.
      6.10     Exemption from Liability Under Section 16(b). Prior to the Effective Time, Bank of America and MBNA shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of MBNA Common Stock or conversion of any derivative securities in respect of such shares of MBNA Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act, including any such actions specified in the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom, LLP.
      6.11     No Solicitation.
      (a) None of MBNA, its Subsidiaries or any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of MBNA or any of its Subsidiaries shall directly or indirectly (i) solicit, initiate, encourage, facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving MBNA or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as an “Alternative Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction or (iii) enter into any agreement regarding any Alternative Transaction. Notwithstanding the foregoing, the Board of Directors of MBNA shall be permitted, prior to the meeting of MBNA stockholders to be held pursuant to

Section 6.3, and subject to compliance with the other terms of this Section 6.11 and to first entering into a confidentiality agreement with the person proposing such Alternative Proposal on terms substantially similar to, and no less favorable to MBNA than, those contained in the Confidentiality Agreement, to consider and participate in discussions and negotiations with respect to a bona fide Alternative Proposal received by MBNA, if and only to the extent that and so long as the Board of Directors of MBNA reasonably determines in good faith (after consultation with outside legal counsel) that failure to do so would cause it to violate its fiduciary duties.
      As used in this Agreement, “Alternative Transaction” means any of (i) a transaction pursuant to which any person (or group of persons) (other than Bank of America or its affiliates), directly or indirectly, acquires or would acquire more than 25% of the outstanding shares of MBNA Common Stock or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to the Merger, whether from MBNA or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving MBNA (other than the Merger), (iii) any transaction pursuant to which any person (or group of persons) (other than Bank of America or its affiliates) acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of MBNA and securities of the entity surviving any merger or business combination including any of MBNA’s Subsidiaries) of MBNA, or any of its Subsidiaries representing more than 25% of the fair market value of all the assets, net revenues or net income of MBNA and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any other consolidation, business combination, recapitalization or similar transaction involving MBNA or any of its Subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of MBNA immediately prior to such transactions do not, in the aggregate, own at least 75% of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of MBNA Common Stock immediately prior to the consummation thereof.
      (b) MBNA shall notify Bank of America promptly (but in no event later than 24 hours) after receipt of any Alternative Proposal, or any material modification of or material amendment to any Alternative Proposal, or any request for nonpublic information relating to MBNA or any of its Subsidiaries or for access to the properties, books or records of MBNA or any Subsidiary by any Person or entity that informs the Board of Directors of MBNA or any Subsidiary that it is considering making, or has made, an Alternative Proposal. Such notice to Bank of America shall be made orally and in writing, and shall indicate the identity of the Person making the Alternative Proposal or intending to make or considering making an Alternative Proposal or requesting non-public information or access to the books and records of MBNA or any Subsidiary, and the material terms of any such Alternative Proposal or modification or amendment to an Alternative Proposal. MBNA shall keep Bank of America fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Alternative Proposal, indication or request. MBNA shall also promptly, and in any event within 24 hours, notify Bank of America, orally and in writing, if it enters into discussions or negotiations concerning any Alternative Proposal in accordance with Section 6.11(a).

      (c) MBNA and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Bank of America) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than Bank of America who have been furnished confidential information regarding MBNA in connection with the solicitation of or discussions regarding an Alternative Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. MBNA agrees not to, and to cause its Subsidiaries not to, release any third party from the confidentiality and standstill provisions of any agreement to which MBNA or its Subsidiaries is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Alternative Proposal. Neither MBNA nor the Board of Directors of MBNA shall approve or take any action to render inapplicable to any Alternative Proposal or Alternative Transaction Sections 3-601 to 3-604 and 3-701 to 3-709 of the MGCL and any similar Takeover Statutes.
      (d) MBNA shall ensure that the officers, directors and all employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of MBNA or its Subsidiaries are aware of the restrictions described in this Section 6.11 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 6.11 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of MBNA or its Subsidiaries, at the direction or with the consent of MBNA or its Subsidiaries, shall be deemed to be a breach of this Section 6.11 by MBNA.
      (e) Nothing contained in this Section 6.11 shall prohibit MBNA or its Subsidiaries from taking and disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.
      6.12     Directorship. Bank of America shall, prior to the Effective Time, take such actions as may be required to appoint an individual mutually agreed by MBNA and Bank of America to the Board of Directors of the Surviving Corporation as of the Effective Time, and, to the extent so required, shall increase the size of the Bank of America Board of Directors to permit the foregoing.
      6.13     Restructuring Efforts. If MBNA shall have failed to obtain the requisite vote or votes of its stockholders for the consummation of the transactions contemplated by this Agreement at a duly held meeting of its stockholders or at any adjournment or postponement thereof, then, unless this Agreement shall have been terminated pursuant to its terms, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (it being understood that neither party shall have any obligation to alter or change the amount or kind of the Merger Consideration in a manner adverse to such party or its stockholders) and to resubmit the transaction to MBNA’s stockholders for approval, with the timing of such resubmission to be determined at the request of Bank of America.

      6.14     MBNA Cumulative Preferred Stock. MBNA shall redeem all shares of its 7 1/2% Series A Cumulative Preferred Stock and Series B Adjustable Rate Cumulative Preferred Stock, in each case in accordance with the terms thereof, at or prior to the Closing.
      6.15     Dividends. After the date of this Agreement, each of Bank of America and MBNA shall coordinate with the other the declaration of any dividends in respect of Bank of America Common Stock and MBNA Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of MBNA Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of MBNA Common Stock and any shares of Bank of America Common Stock any such holder receives in exchange therefor in the Merger.
ARTICLE VII
Conditions Precedent
      7.1     Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
           (a) Stockholder Approval. The Merger, on substantially the terms and conditions set forth in this Agreement, shall have been approved by the requisite affirmative vote of the holders of MBNA Common Stock entitled to vote thereon.
           (b) NYSE Listing. The shares of Bank of America Common Stock to be issued to the holders of MBNA Common Stock upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.
           (c) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.
           (d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.
      7.2     Conditions to Obligations of Bank of America. The obligation of Bank of America to effect the Merger is also subject to the satisfaction, or waiver by Bank of America, at or prior to the Effective Time, of the following conditions:
           (a) Representations and Warranties. Subject to the standard set forth in Section 9.2, the representations and warranties of MBNA set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and Bank of America shall have received a certificate signed on behalf of MBNA by the Chief Executive Officer or the Chief Financial Officer of MBNA to the foregoing effect.
           (b) Performance of Obligations of MBNA. MBNA shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Bank of America shall have received a certificate signed on behalf of MBNA by the Chief Executive Officer or the Chief Financial Officer of MBNA to such effect.
           (c) Federal Tax Opinion. Bank of America shall have received the opinion of its counsel, Cleary Gottlieb Steen & Hamilton LLP, in form and substance reasonably satisfactory to Bank of America, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of MBNA and Bank of America.
           (d) Regulatory Approvals. All regulatory approvals set forth in Section 4.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred as the “Bank of America Requisite Regulatory Approvals”), and no such regulatory approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.
      7.3     Conditions to Obligations of MBNA. The obligation of MBNA to effect the Merger is also subject to the satisfaction or waiver by MBNA at or prior to the Effective Time of the following conditions:
           (a) Representations and Warranties. Subject to the standard set forth in Section 9.2, the representations and warranties of Bank of America set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and MBNA shall have received a certificate signed on behalf of Bank of America by the Chief Executive Officer or the Chief Financial Officer of Bank of America to the foregoing effect.
           (b) Performance of Obligations of Bank of America. Bank of America shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and MBNA shall have received a certificate signed on behalf of Bank of America by the Chief Executive Officer or the Chief Financial Officer of Bank of America to such effect.

           (c) Federal Tax Opinion. MBNA shall have received the opinion of its counsel, Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to MBNA, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) except to the extent of any cash consideration received in the Merger and except with respect to cash received in lieu of fractional share interests in Bank of America Common Stock, no gain or loss will be recognized by any of the holders of MBNA Common Stock in the Merger. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of MBNA and Bank of America.
           (d) Regulatory Approvals. All regulatory approvals set forth in Section 3.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred as the “MBNA Requisite Regulatory Approvals”).
ARTICLE VIII
Termination and Amendment
      8.1     Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of MBNA or Bank of America:
           (a) by mutual consent of MBNA and Bank of America in a written instrument authorized by the boards of directors of MBNA and Bank of America;
           (b) by either MBNA or Bank of America, if any Governmental Entity that must grant a Bank of America Requisite Regulatory Approval or an MBNA Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;
           (c) by either MBNA or Bank of America, if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;
           (d) by either Bank of America or MBNA (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of MBNA, in the case of a termination by Bank of America, or Bank of America, in the case of a termination by

MBNA, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 45 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;
           (e) by Bank of America, if the Board of Directors of MBNA shall have (i) failed to recommend in the Proxy Statement the approval and adoption of this Agreement, or (ii) in a manner adverse to Bank of America, (x) withdrawn, modified or qualified, or proposed to withdraw, modify or qualify, the recommendation by such Board of Directors of this Agreement and/or the Merger to MBNA’s stockholders, (y) taken any public action or made any public statement in connection with the meeting of MBNA stockholders to be held pursuant to Section 6.3 inconsistent with such recommendation or (z) recommended any Alternative Proposal (or, in the case of clause (ii), resolved to take any such action), whether or not permitted by the terms hereof; or
           (f) by either Bank of America or MBNA, if its Board of Directors determines in good faith by a majority vote that the other party has substantially engaged in bad faith in breach of its obligations under Section 6.13 of this Agreement.
      The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.4, specifying the provision or provisions hereof pursuant to which such termination is effected.
      8.2     Effect of Termination. In the event of termination of this Agreement by either MBNA or Bank of America as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of MBNA, Bank of America, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3, 9.3, 9.8 and 9.9 shall survive any termination of this Agreement, and (ii) neither MBNA nor Bank of America shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement. Notwithstanding the foregoing, in the event of any termination of this Agreement, the Stock Option Agreement shall remain in full force and effect in accordance with its terms.
      8.3     Fees and Expenses. Except with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by MBNA and Bank of America, all fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.
      8.4     Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the stockholders of MBNA; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of MBNA, there may not be, without further approval of such stockholders, any amendment of this Agreement that (a) alters or changes the amount or the form of the consideration to be delivered under this Agreement to the holders of MBNA Common Stock, (b) alters or changes any term of the certificate of incorporation of the Surviving Corporation or (c) alters or changes any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of any securities of MBNA, in each case other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.
      8.5     Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE IX
General Provisions
      9.1     Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”). If the conditions set forth in Article VII are satisfied or waived during the two weeks immediately prior to the end of a fiscal quarter of Bank of America, then Bank of America may postpone the Closing until the first full week after the end of that fiscal quarter.
      9.2     Standard. No representation or warranty of MBNA contained in Article III or of Bank of America contained in Article IV shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III, in the case of MBNA, or Article IV, in the case of Bank of America, has had or would be reasonably likely to have a Material Adverse Effect with respect to MBNA or Bank of America, respectively (disregarding for purposes of this Section 9.2 any materiality or Material Adverse Effect qualification contained in any representations or warranties). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Section 3.2(a) shall be deemed untrue and incorrect if not true and correct except to a de minimus extent (relative to

Section 3.2(a) taken as a whole), (y) Sections 3.2(b), 3.3(a), 3.3(b)(i), 3.7 and 3.24, in the case of MBNA, and Sections 4.2, 4.3(a), 4.3(b)(i) and 4.7, in the case of Bank of America, shall be deemed untrue and incorrect if not true and correct in all material respects and (z) Section 3.8(a), in the case of MBNA, and Section 4.8(a), in the case of Bank of America, shall be deemed untrue and incorrect if not true and correct in all respects.
      9.3     Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.8 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.
      9.4     Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
      (a) if to MBNA, to:
          MBNA Corporation
          1100 North King Street
          Wilmington, Delaware 19884
          Attention: General Counsel
          Facsimile: (302) 453-9930
      with a copy to:
          Wachtell, Lipton, Rosen & Katz
          51 W. 52nd Street, New York, New York 10019
          Attention: Edward D. Herlihy, Esq.
          Facsimile: (212) 403-2000
      and
      (b) if to Bank of America, to:
          Bank of America Corporation
          Bank of America Corporate Center
          100 N. Tryon Street
          Charlotte, North Carolina 28255
          Attention: Timothy J. Mayopoulos,
                     Executive Vice President and General Counsel
          Facsimile: (704) 370-3515
      with a copy to:

          Cleary Gottlieb Steen & Hamilton LLP
          2000 Pennsylvania Ave., NW
          Washington, DC 20006
          Attention: John C. Murphy, Jr., Esq. and Christopher E. Austin, Esq.
          Facsimile: (202) 974-1999
      9.5     Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to a Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The MBNA Disclosure Schedule and the Bank of America Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.
      9.6     Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.
      9.7     Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement and the Stock Option Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement and the Stock Option Agreement.
      9.8     Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the State of New York applicable to contracts made and wholly-performed within such state, without regard to any applicable conflicts of law principles, except to the extent that the DGCL or the MGCL applies. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in New York County, New York. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.
      9.9     Publicity. Neither MBNA nor Bank of America shall, and neither MBNA nor Bank of America shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of Bank of America, in the case of a proposed announcement or statement by MBNA, or MBNA, in the case of a proposed announcement or statement by Bank of America; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the NYSE.
      9.10     Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement.
Remainder of Page Intentionally Left Blank

      IN WITNESS WHEREOF, MBNA and Bank of America have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

MBNA CORPORATION

By: /s/ Bruce L. Hammonds

Name: Bruce L. Hammonds
Title: Chairman and Chief Executive Officer

BANK OF AMERICA CORPORATION

By: /s/ Kenneth D. Lewis

Name: Kenneth D. Lewis
Title: Chairman and Chief Executive Officer
Signature Page to Agreement and Plan of Merger

EXHIBIT B
FORM OF AFFILIATE LETTER
Bank of America Corporation

Ladies and Gentlemen:
      I have been advised that as of the date hereof I may be deemed to be an “affiliate” of MBNA Corporation, a Maryland corporation (“MBNA”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). I have been further advised that pursuant to the terms of the Agreement and Plan of Merger dated as of June 30, 2005 (the “Merger Agreement”), by and between Bank of America Corporation, a Delaware corporation (“Bank of America”), and MBNA, MBNA shall be merged with and into Bank of America (the “Merger”). All terms used in this letter but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.
      I represent, warrant and covenant to Bank of America that in the event I receive any Bank of America Common Stock as a result of the Merger:
           (a) I shall not make any sale, transfer or other disposition of Bank of America Common Stock in violation of the Act or the Rules and Regulations.
           (b) I have carefully read this letter and the Merger Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Bank of America Common Stock to the extent I believed necessary with my counsel or counsel for MBNA.
           (c) I have been advised that the issuance of Bank of America Common Stock to me pursuant to the Merger will be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger will be submitted for a vote of the stockholders of MBNA I may be deemed to have been an affiliate of MBNA and the distribution by me of Bank of America Common Stock has not been registered under the Act, I may not sell, transfer or otherwise dispose of Bank of America Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to Bank of America, such sale, transfer or other disposition is otherwise exempt from registration under the Act.
           (d) I understand that Bank of America is under no obligation to register the sale, transfer or other disposition of Bank of America Common Stock by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

           (e) I also understand that stop transfer instructions will be given to Bank of America’s transfer agents with respect to Bank of America Common Stock and that there will be placed on the certificates for Bank of America Common Stock issued to me, or any substitutions therefor, a legend stating in substance:

“The securities represented by this certificate have been issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies and may only be sold or otherwise transferred in compliance with the requirements of Rule 145 or pursuant to a registration statement under said act or an exemption from such registration.”
           (f) I also understand that unless the transfer by me of my Bank of America Common Stock has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, Bank of America reserves the right to put the following legend on the certificates issued to my transferee:

“The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933.”
      It is understood and agreed that the legends set forth above shall be removed by delivery of substitute certificates without such legend, and/or the issuance of a letter to Bank of America’s transfer agent removing such stop transfer instructions, and the above restrictions on sale will cease to apply, if (A) one year (or such other period as may be required by Rule 145(d)(2) under the Securities Act or any successor thereto) shall have elapsed from the Closing Date and the provisions of such Rule are then available to me; or (B) if two years (or such other period as may be required by Rule 145(d)(3) under the Securities Act or any successor thereto) shall have elapsed from the Effective Date and the provisions of such Rule are then available to me; or (C) I shall have delivered to Bank of America (i) a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance reasonably satisfactory to Bank of America, or other evidence reasonably satisfactory to Bank of America, to the effect that such legend and/or stop transfer instructions are not required for purposes of the Securities Act or (ii) reasonably satisfactory evidence or representations that the securities represented by such certificates are being or have been transferred in a transaction made in conformity with the provisions of Rule 145 under the Securities Act or pursuant to an effective registration under the Securities Act.
      I recognize and agree that the foregoing provisions also apply to (i) my spouse, (ii) any relative of mine or my spouse occupying my home, (iii) any trust or estate in which I, my spouse or any such relative owns at least 10% beneficial interest or of which any of us serves as trustee, executor or in any similar capacity and (iv) any corporate or other organization in which I, my spouse or any such relative owns at least 10% of any class of equity securities or of the equity interest.
      It is understood and agreed that this Letter Agreement shall terminate and be of no further force and effect if the Merger Agreement is terminated in accordance with its terms.
      Execution of this letter should not be construed as an admission on my part that I am an “affiliate” of MBNA as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

Very truly yours,

By:
Name:
Accepted this [     ] day of
[                    ], 2005
Bank of America Corporation

By:
Name:
Title:

APPENDIX B
THE TRANSFER OF THIS AGREEMENT IS SUBJECT TO
CERTAIN PROVISIONS CONTAINED HEREIN AND TO
RESALE RESTRICTIONS UNDER THE
SECURITIES ACT OF 1933, AS AMENDED
      STOCK OPTION AGREEMENT, dated June 30, 2005, between MBNA Corporation, a Maryland corporation (“Issuer”), and Bank of America Corporation, a Delaware corporation (“Grantee”).
W I T N E S S E T H:
      WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), which agreement has been executed by the parties hereto in connection with this Stock Option Agreement (the “Agreement”); and
      WHEREAS, as a condition to Grantee’s entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined);
      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:
      1. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the “Option”) to purchase, subject to the terms hereof, up to 249,764,005 fully paid and nonassessable shares of Issuer’s Common Stock, par value $0.01 per share (“Common Stock”), at a price of $21.30 per share (the “Option Price”); provided, however, that in no event shall the number of shares of Common Stock for which this Option is exercisable exceed 19.9% of the Issuer’s issued and outstanding shares of Common Stock without giving effect to any shares subject to or issued pursuant to the Option. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.
      (b) In the event that any additional shares of Common Stock are either (i) issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement) or (ii) redeemed, repurchased, retired or otherwise cease to be outstanding after the date of this Agreement, the number of shares of Common Stock subject to the Option shall be increased or decreased, as appropriate, so that, after such issuance, such number equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Merger Agreement.
      2. (a) The Holder (as hereinafter defined) may exercise the Option, in whole or part, and from time to time, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), provided that the Holder shall have sent the written notice of such exercise (as provided in subsection (e) of this Section 2) within 180 days following such Subsequent Triggering Event. Each of the following shall be an “Exercise Termination Event”: (i) the Effective Time (as defined in the Merger Agreement) of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Grantee pursuant to Section 8.1(d) (unless the breach by Issuer giving rise to such right of termination is non-volitional) or Section 8.1(e) of the Merger Agreement; or (iii) the passage of 18 months after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a termination by Grantee pursuant to Section 8.1(d) (unless the breach by Issuer giving rise to such right of termination is non-volitional) or Section 8.1(e) of the Merger Agreement. The term “Holder” shall mean the holder or holders of the Option.
      (b) The term “Initial Triggering Event” shall mean any of the following events or transactions occurring after the date hereof:

(i) Issuer or any of its Subsidiaries (each an “Issuer Subsidiary”), without having received Grantee’s prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term “person” for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a “Grantee Subsidiary”) or the Board of Directors of Issuer shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction with any person other than Grantee or a Subsidiary of Grantee. For purposes of this Agreement, “Acquisition Transaction” shall mean (w) a merger, consolidation or share exchange, or any similar transaction, involving Issuer or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”)) of Issuer, (x) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of Issuer or any Significant Subsidiary of Issuer, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer, or (z) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation, purchase or similar transaction involving only the Issuer and one or more of its Subsidiaries or involving only any two or more of such Subsidiaries, be deemed to be an Acquisition Transaction, provided that any such transaction is not entered into in violation of the terms of the Merger Agreement;

(ii) Any event set forth in Section 8.1(e) of the Merger Agreement shall have occurred;

(iii) Any person other than Grantee, any Grantee Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

(iv) Any person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its stockholders that is public or becomes the subject of public disclosure to engage in an Acquisition Transaction;

(v) After the receipt by Issuer or its stockholders of any bona fide inquiry or proposal (or the bona fide indication of any intention to propose) from a third party to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle Grantee to terminate the Merger Agreement and (y) shall not have been cured prior to the Notice Date (as defined below); or

(vi) Any person other than Grantee or any Grantee Subsidiary, other than in connection with a transaction to which Grantee has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.
      (c) The term “Subsequent Triggering Event” shall mean either of the following events or transactions occurring after the date hereof:

(i) The acquisition by any person of beneficial ownership of 20% or more of the then outstanding Common Stock; or

(ii) The occurrence of the Initial Triggering Event described in paragraph (i) of subsection (b) of this Section 2, except that the percentage referred to in clause (y) shall be 20%.
      (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a “Triggering Event”) of which it has knowledge, it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.
      (e) In the event the Holder is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the “Notice Date”) specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the “Closing Date”); provided that if prior notification to or approval of the Federal Reserve Board or any other regulatory agency is required in connection with such purchase, the Holder shall as soon as reasonably practicable file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.
      (f) At the closing referred to in subsection (e) of this Section 2, the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer, provided that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Option.
      (g) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (f) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to Issuer this Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.
      (h) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

“The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor.”
      It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the “1933 Act”), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.
      (i) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (e) of this Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.
      3. Issuer agrees: (i) subject to the proviso at the end of this clause, that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; provided that, if on the Notice Date Issuer does not have sufficient authorized but unissued shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock, Issuer shall promptly take the necessary corporate actions (including seeking the requisite stockholder approval) to authorize the necessary number of additional shares of Common Stock (or, if such corporate action is not or cannot be taken within a reasonable amount of time, Issuer shall take all required action to authorize for issuance under this Option, in lieu of such additional shares of Common Stock, shares of a series of voting participating preferred stock of Issuer providing substantially equivalent economic and voting rights in the aggregate to the holder thereof as such shares of Common Stock, in which case all references in this Agreement to Common Stock shall be deemed to include, to the extent appropriate, such shares of voting participating preferred stock); (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including (x) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. § 18a and regulations promulgated thereunder and (y) in the event, under the Bank Holding Company Act of 1956, as amended (the “BHCA”), or the Change in Bank Control Act of 1978, as amended, or any state banking law, prior approval of or notice to the Federal Reserve Board or to any state or other regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the Federal Reserve Board or such other regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.
      4. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms “Agreement” and “Option” as used herein include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.
      5. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5. In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of the Common Stock that would be prohibited under the terms of the Merger Agreement, or the like, the type and number of shares of Common Stock purchasable upon exercise hereof and the Option Price shall be appropriately adjusted in such manner as shall fully preserve the economic benefits provided hereunder and proper provision shall be made in any agreement governing any such transaction to provide for such proper adjustment and the full satisfaction of the Issuer’s obligations hereunder.
      6. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within 180 days of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a shelf registration statement under the 1933 Act covering this Option and any shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of this Option and any shares of Common Stock (and/or shares of voting participating preferred stock of Issuer) issued upon total or partial exercise of this Option (“Option Shares”) in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of the Option or Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the inclusion of the Holder’s Option or Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then the Issuer shall file a registration statement for the balance as promptly as practicable and no reduction shall thereafter occur. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in secondary offering underwriting agreements for the Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall Issuer be obligated to effect more than two registrations pursuant to this Section 6 by reason of the fact that there shall be more than one Grantee as a result of any assignment or division of this Agreement.
      7. (a) Immediately prior to, or after, the occurrence of a Repurchase Event (as defined below), (i) following a request of the Holder, delivered prior to an Exercise Termination Event, Issuer (or any successor thereto) shall repurchase the Option from the Holder immediately prior to the Repurchase Event (or, as requested by the Holder, after the Repurchase Event) at a price (the “Option Repurchase Price”) equal to the product of the number of shares for which this Option may then be exercised multiplied by the amount by which (A) the Market/ Offer Price (as defined below) exceeds (B) the Option Price, and (ii) at the request of the owner of Option Shares from time to time (the “Owner”), delivered prior to an Exercise Termination Event and within 90 days of the occurrence of a Repurchase Event (or such later period as provided in Section 10), Issuer shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the “Option Share Repurchase Price”) equal to the Market/ Offer Price multiplied by the number of Option Shares so designated. The term “Market/ Offer Price” shall mean the highest of (i) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or a substantial portion of Issuer’s assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to the Issuer, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the Market/ Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to the Issuer.
      (b) The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. Within the latter to occur of (x) five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto and (y) the time that is immediately prior to the occurrence of a Repurchase Event, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share

Repurchase Price therefor or the portion thereof, if any, that Issuer is not then prohibited under applicable law and regulation from so delivering.
      (c) To the extent that Issuer is prohibited under applicable law or regulation from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices, in each case as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing.
      (d) For purposes of this Section 7, a Repurchase Event shall be deemed to have occurred (i) upon the consummation of an Acquisition Transaction with respect to Issuer (and not solely involving one or more subsidiaries of Issuer) (except that the percentage referred to in clause (y) of the definition thereof shall be 50%) or (ii) upon the acquisition by any person of beneficial ownership of 50% or more of the then outstanding shares of Common Stock.
      8. (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its Subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its Subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding voting shares and voting share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the “Substitute Option”), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation.
      (b) The following terms have the meanings indicated:

(A) “Acquiring Corporation” shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, and (iii) the transferee of all or substantially all of Issuer’s assets.

(B) “Substitute Common Stock” shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

(C) “Assigned Value” shall mean the Market/ Offer Price, as defined in Section 7.

(D) “Average Price” shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.
      (c) The Substitute Option shall have the same terms as the Option, provided, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.
      (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option is then exercisable, divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option is then exercisable and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.
      (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the

“Substitute Option Issuer”) shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to the Acquiring Corporation.
      (f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.
      9. (a) At the request of the holder of the Substitute Option (the “Substitute Option Holder”), the Substitute Option Issuer shall repurchase the Substitute Option from the Substitute Option Holder at a price (the “Substitute Option Repurchase Price”) equal to the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, and at the request of the owner (the “Substitute Share Owner”) of shares of Substitute Common Stock (the “Substitute Shares”), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the “Substitute Share Repurchase Price”) equal to the Highest Closing Price multiplied by the number of Substitute Shares so designated. The term “Highest Closing Price” shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.
      (b) The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective right to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable, and in any event within five business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or, in either case, the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.
      (c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation from repurchasing the Substitute Option and/or the Substitute Shares in part or in full, the Substitute Option Issuer following a request for repurchase pursuant to this Section 9 shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option

Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five business days after the date on which the Substitute Option Issuer is no longer so prohibited; provided, however, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to subsection (b) of this Section 9 prohibited under applicable law or regulation from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its best efforts to obtain all required regulatory and legal approvals, in each case as promptly as practicable, in order to accomplish such repurchase), the Substitute Option Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, or (B) to the Substitute Share Owner, a certificate for the Substitute Common Shares it is then so prohibited from repurchasing.
      10. The 90-day or 180-day periods for exercise of certain rights under Sections 2, 6, 7 and 13 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise.
      11. Issuer hereby represents and warrants to Grantee as follows:
           (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.
           (b) Subject to the proviso at the end of this sentence, Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights; provided that, if on the Notice Date Issuer does not have sufficient authorized but unissued shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock, Issuer shall promptly take the necessary corporate actions (including seeking the requisite stockholder approval) to authorize the necessary number of additional shares of Common Stock (or, if such corporate action is not or cannot be taken within a reasonable amount of time, Issuer shall take all required action to authorize for issuance under this Option, in lieu of such additional shares of Common Stock, shares of a series of voting participating preferred stock of Issuer providing substantially equivalent economic and voting rights in the aggregate to the holder thereof as such shares of Common Stock, in which case all references in this Agreement to Common Stock shall be deemed to include, to the extent appropriate, such shares of voting participating preferred stock).
           (c) The Board of Directors of Issuer has unanimously approved this Agreement and the transactions contemplated hereby and taken any other action as required to render inapplicable to such agreement and transactions Sections 3-601 to 3-604 and 3-701 to 3-709 of the MGCL and, to the knowledge of Issuer, any similar Takeover Statutes.
      12. Grantee hereby represents and warrants to Issuer that:
           (a) Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.
           (b) The Option is not being, and any shares of Common Stock or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the 1933 Act.
      13. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder within 180 days following such Subsequent Triggering Event (or such later period as provided in Section 10); provided, however, that until the date 15 days following the date on which the Federal Reserve Board approves an application by Grantee under the BHCA to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee’s behalf, or (iv) any other manner approved by the Federal Reserve Board.
      14. Each of Grantee and Issuer will use its best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation making application to list the shares of Common Stock issuable hereunder on the New York Stock Exchange upon official notice of issuance and applying to the Federal Reserve Board under the BHCA for approval to acquire the shares issuable hereunder, but Grantee shall not be obligated to apply to state banking authorities for approval to acquire the shares of Common Stock issuable hereunder until such time, if ever, as it deems appropriate to do so.
      15. (a) Grantee may, at any time during which Issuer would be required to repurchase the Option or any Option Shares pursuant to Section 7 upon proper request or notice, surrender the Option (together with any Option Shares issued to and then owned by Grantee) to Issuer in exchange for a cash fee equal to the Surrender Price (as defined below); provided, however, that Grantee may not exercise its rights pursuant to this Section 15 if Issuer has repurchased the Option (or any portion thereof) or any Option Shares pursuant to Section 7. The “Surrender Price” shall be equal to (i) $1.0559 billion, plus (ii) if applicable, the aggregate purchase price previously paid pursuant hereto by Grantee with respect to any Option Shares, minus (iii) if applicable, the sum of (A) the excess of (1) the net cash amounts, if any, received by Grantee pursuant to the arms’ length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any party not affiliated with Grantee, over (2) the aggregate purchase price previously paid pursuant hereto by Grantee with respect to such Option Shares and (B) the net cash amounts, if any, received by Grantee pursuant to an arms’ length sale of a portion of the Option to any party not affiliated with Grantee.
      (b) Grantee may exercise its right to surrender the Option and any Option Shares pursuant to this Section 15 by surrendering to Issuer, at its principal office, this Agreement together with certificates for Option Shares, if any, accompanied by a written notice stating (i) that Grantee elects to surrender the Option and Option Shares, if any, in accordance with the provisions of this Section 15 and (ii) the Surrender Price. The Surrender Price shall be payable in immediately available funds on or before the second business day following receipt of such notice by Issuer.
      (c) To the extent that Issuer is prohibited under applicable law or regulation from paying the Surrender Price to Grantee in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee, the portion of the Surrender Price that Issuer is no longer prohibited from paying, within five business days after the date on which Issuer is no longer so prohibited, provided, however, that if Issuer at any time after delivery of a notice of surrender pursuant to paragraph (b) of this Section 15 is prohibited under applicable law or regulation from paying to Grantee the Surrender Price in full (i) Issuer shall (A) use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to make such payments, (B) within five days of the submission or receipt of any documents relating to any such regulatory and legal approvals, provide Grantee with copies of the same, and (C) keep Grantee advised of both the status of any such request for regulatory and legal approvals, as well as any discussions with any relevant regulatory or other third party reasonably related to the same and (ii) Grantee may revoke such notice of surrender by delivery of a notice of revocation to Issuer and, upon delivery of such notice of revocation, the Exercise Termination Date shall be extended to a date six months from the date on which the Exercise Termination Date would have occurred if not for the provisions of this Section 15(c) (during which period Grantee may exercise any of its rights hereunder, including any and all rights pursuant to this Section 15).
      (d) Grantee shall have rights substantially identical to those set forth in paragraphs (a), (b) and (c) of this Section 15 with respect to the Substitute Option and the Substitute Option Issuer during any period in which the Substitute Option Issuer would be required to repurchase the Substitute Option pursuant to Section 9.
      16. (a) Notwithstanding any other provision of this Agreement, in no event shall the Grantee’s Total Profit (as hereinafter defined) exceed $1.4078 billion and, if it otherwise would exceed such amount, the Grantee, at its sole election, shall either (i) reduce the number of shares of Common Stock subject to this Option, (ii) deliver to Issuer for cancellation Option Shares previously purchased by Grantee, (iii) pay cash to Issuer, or (iv) any combination thereof, so that Grantee’s actually realized Total Profit shall not exceed $1.4078 billion after taking into account the foregoing actions.
      (b) Notwithstanding any other provision of this Agreement, this Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined below) of more than $1.4078 billion; provided that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date.
      (c) As used herein, the term “Total Profit” shall mean the aggregate amount (before taxes) of the following: (i) the amount received by Grantee pursuant to Issuer’s repurchase of the Option (or any portion thereof) pursuant to Section 7, (ii) (x) the amount received by Grantee pursuant to Issuer’s repurchase of Option Shares pursuant to Section 7, less (y) the Grantee’s purchase price for such Option Shares, (iii) (x) the net cash amounts received by Grantee pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less (y) the Grantee’s purchase price of such Option Shares, (iv) any amounts received by Grantee on the transfer of the Option (or any portion thereof) to any unaffiliated party, and (v) any amount equivalent to the foregoing with respect to the Substitute Option.
      (d) As used herein, the term “Notional Total Profit” with respect to any number of shares as to which Grantee may propose to exercise this Option shall be the Total Profit determined as of the date of such proposed exercise assuming that this Option were exercised on such date for such number of shares and assuming that such shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).
      17. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.
      18. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to Section 1(b) or 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.
      19. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.
      20. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof (except to the extent that mandatory provisions of federal or state law apply).
      21. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.
      22. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.
      23. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.
      24. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

MBNA CORPORATION (Issuer)

By:	/s/ Bruce L. Hammonds

Name: Bruce L. Hammonds Title: Chairman and Chief Executive Officer

BANK OF AMERICA CORPORATION (Grantee)

By:	/s/ Kenneth D. Lewis

Name: Kenneth D. Lewis Title: Chairman and Chief Executive Officer
Signature Page to Stock Option Agreement

APPENDIX C
OPINION OF UBS SECURITIES LLC
June 29, 2005
The Board of Directors
MBNA Corporation
1100 North King Street
Wilmington, Delaware 19884
Dear Members of the Board:
      We understand that MBNA Corporation (“MBNA”) proposes to enter into an Agreement and Plan of Merger between Bank of America Corporation (“Bank of America”) and MBNA (such agreement, the “Agreement”) pursuant to which, among other things, (i) MBNA will merge with and into Bank of America (the “Merger”) and (ii) each outstanding share of the common stock, par value $0.01 per share, of MBNA (“MBNA Common Stock”) will be converted into the right to receive (x) 0.5009 of a share of the common stock, par value $0.01 per share, of Bank of America (“Bank of America Common Stock” and, such fraction of a share of Bank of America Common Stock so issuable, the “Stock Consideration”) and (y) $4.125 in cash, without interest (such cash amount, the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement.
      You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of MBNA Common Stock.
      UBS Securities LLC (“UBS”) has acted as financial advisor to MBNA in connection with the Merger and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon the consummation of the Merger. UBS and its affiliates in the past have provided services to MBNA and Bank of America unrelated to the proposed Merger, for which services UBS and its affiliates have received compensation, including having participated in certain bank financings for MBNA and various equity and debt financings for Bank of America. As you are aware, an affiliate of UBS is currently a lender under an existing credit facility of MBNA, for which services such affiliate has received and will receive compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and accounts of customers, securities of MBNA and Bank of America and, accordingly, may at any time hold a long or short position in such securities.
      Our opinion does not address the relative merits of the Merger as compared to other business strategies or transactions that might be available with respect to MBNA or the underlying business decision of MBNA to effect the Merger. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the Merger. Our opinion as expressed herein relates solely to the fairness, from a financial point of view, of the Merger Consideration and does not address any other terms or aspects of the Merger. We express no opinion as to what the value of Bank of America Common Stock will be when issued pursuant to the Merger or the

The Board of Directors
MBNA Corporation
June 29, 2005

prices at which Bank of America Common Stock or MBNA Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that the Merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We also have assumed, with your consent, that each of MBNA and Bank of America will comply with all material terms of the Agreement and that the Merger will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement. We further have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any material adverse effect on MBNA, Bank of America or the contemplated benefits of the Merger. In addition, we have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed.
      In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to MBNA and Bank of America, including publicly available financial forecasts and estimates relating to Bank of America that were reviewed and discussed with us by the management of Bank of America; (ii) reviewed certain internal financial information and other data relating to the businesses and financial prospects of MBNA and Bank of America that were provided to us by the respective managements of MBNA and Bank of America and not publicly available, including financial forecasts and estimates relating to MBNA prepared by the management of MBNA and certain financial estimates relating to Bank of America prepared by the management of Bank of America; (iii) conducted discussions with members of the senior managements of MBNA and Bank of America concerning the businesses and financial prospects of MBNA and Bank of America; (iv) reviewed current and historical market prices of MBNA Common Stock and Bank of America Common Stock; (v) reviewed publicly available financial and stock market data with respect to certain companies in lines of business we believe to be generally comparable to those of MBNA and Bank of America; (vi) compared the financial terms of the Merger with publicly available financial terms of certain other transactions we believe to be generally relevant; (vii) reviewed certain estimates prepared by the managements of MBNA and Bank of America as to the potential cost savings, revenue enhancements and other synergies anticipated to result from the Merger; (viii) reviewed the potential pro forma financial effect of the Merger, including potential cost savings, revenue enhancements and other synergies, on the estimated earnings per share of Bank of America based on financial forecasts and estimates prepared by the management of MBNA and publicly available financial forecasts and estimates relating to Bank of America that were reviewed and discussed with us by the management of Bank of America; (ix) reviewed a draft dated June 29, 2005 of the Agreement; and (x) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.
      In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of MBNA or Bank of America, nor have we been furnished with any such evaluation or appraisal. With respect to the publicly available financial forecasts and estimates relating to Bank of America referred to above, we were advised by the management of Bank of America and we have assumed, with your consent, that such

The Board of Directors
MBNA Corporation
June 29, 2005

forecasts and estimates represent reasonable estimates and judgments as to the future financial performance of Bank of America. With respect to internal financial forecasts and estimates, pro forma effects and calculation of cost savings, revenue enhancements and other synergies referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of MBNA and Bank of America, as the case may be, as to the future financial performance of MBNA and the other matters covered thereby. In addition, we have assumed that the future financial results and potential cost savings, revenue enhancements and other synergies reflected in such forecasts and estimates referred to above will be achieved at the times and in the amounts projected. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date of this opinion.
      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of MBNA Common Stock.

Very truly yours, /s/ UBS Securities LLC UBS SECURITIES LLC

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.
      Section 145(a) of the General Corporation Law of the State of Delaware (“Delaware Corporation Law”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.
      Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
      Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law.
      Article VIII of the Registrant’s bylaws provides for indemnification to the fullest extent authorized by Delaware law for any person who is or was a director or officer of the Registrant who is or was involved or threatened to be made so involved in any proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was serving as a director, officer, manager or employee of the Registrant or was serving at the request of the Registrant as a director, officer, manager or employee of any other enterprise. Such indemnification is provided only if the director, officer, manager or employee acted in good faith and in a manner that the director, officer, manager or employee reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal proceeding, had no reasonable cause to believe that the conduct was unlawful.
      The foregoing is only a general summary of certain aspects of Delaware law and the Registrant’s bylaws dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Section 145 of the Delaware Corporation Law and Article VIII of the bylaws of the Registrant.
      Pursuant to the Registrant’s bylaws, the Registrant also maintains a directors’ and officers’ insurance policy which insures the directors and officers of the Registrant against liability asserted against such persons in such capacity whether or not such directors or officers have the right to indemnification pursuant to the bylaws or otherwise.

Item 21.	Exhibits and Financial Statement Schedules.
      (a) Exhibits. The following is a list of Exhibits to this Registration Statement:

Exhibit
No.		Description

2	(a)	Agreement and Plan of Merger, dated as of June 30, 2005, by and between MBNA Corporation and Bank of America Corporation (included in Part I as Appendix A to the document included in this Registration Statement)
3	(a)	Amended and Restated Certificate of Incorporation of Registrant, as in effect on the date hereof, incorporated by reference to Exhibit 99.1 of Registrant’s Current Report on Form 8-K filed May 7, 1999
3	(b)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant, incorporated by reference to Exhibit 3.1 of Registrant’s Current Report on Form 8-K filed March 30, 2004
3	(c)	Amended and Restated Bylaws of Registrant, as in effect on the date hereof, incorporated by reference to Exhibit 99.1 of Registrant’s Current Report on Form 8-K filed October 14, 2003
4	(c)	Specimen Certificate of Registrant’s common stock
5	(a)	Opinion of Timothy J. Mayopoulos, Executive Vice President and General Counsel of Bank of America, as to the validity of the shares of Bank of America common stock*
8	(a)	Opinion of Cleary Gottlieb Steen & Hamilton LLP as to tax matters*
8	(b)	Opinion of Wachtell, Lipton, Rosen & Katz as to tax matters*
23	(a)	Consent of Timothy J. Mayopoulos, Executive Vice President and General Counsel of Bank of America (included in Exhibit 5(a) to this Registration Statement)*
23	(b)	Consent of PricewaterhouseCoopers LLP
23	(c)	Consent of Ernst & Young LLP
23	(d)	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 8(a) to this Registration Statement)*
23	(e)	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8(b) to this Registration Statement)*
24	(a)	Power of Attorney
99	(a)	Stock Option Agreement, dated as of June 30, 2005, by and between MBNA Corporation (as issuer) and Bank of America Corporation (as grantee) (included as Appendix B to the document included in this Registration Statement)
99	(b)	Notice of Special Meeting of Stockholders of MBNA Corporation (included in the document included in this Registration Statement)
99	(c)	Form of Proxy Card for Special Meeting of Stockholders of MBNA Corporation
99	(d)	Consent of UBS Securities LLC

*	To be filed by amendment.

Item 22.	Undertakings.
      The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-

effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

[Remainder of Page Intentionally Left Blank]

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Form S-4 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Charlotte, state of North Carolina, on August 2, 2005.

BANK OF AMERICA CORPORATION

By:	*

Kenneth D. Lewis
President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-4 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Kenneth D. Lewis	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)

* Marc D. Oken	Chief Financial Officer (Principal Financial Officer)

* Neil A. Cotty	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

* William Barnet, III	Director

* Charles W. Coker	Director

* John T. Collins	Director

* Gary L. Countryman	Director

* Paul Fulton	Director

* Charles K. Gifford	Director

* W. Steven Jones	Director

Signature		Title	Date

* Walter E. Massey		Director

* Thomas J. May		Director

* Patricia E. Mitchell		Director

* Edward L. Romero		Director

* Thomas M. Ryan		Director

* O. Temple Sloan, Jr.		Director

* Meredith R. Spangler		Director

* Robert L. Tillman		Director

* Jackie M. Ward		Director

*By:	/s/ Teresa M. Brenner Teresa M. Brenner Attorney-in-Fact		August 2, 2005

EXHIBIT INDEX

Exhibit
No.		Description

2	(a)	Agreement and Plan of Merger, dated as of June 30, 2005, by and between MBNA Corporation and Bank of America Corporation (included in Part I as Appendix A to the document included in this Registration Statement)
3	(a)	Amended and Restated Certificate of Incorporation of Registrant, as in effect on the date hereof, incorporated by reference to Exhibit 99.1 of Registrant’s Current Report on Form 8-K filed May 7, 1999
3	(b)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant, incorporated by reference to Exhibit 3.1 of Registrant’s Current Report on Form 8-K filed March 30, 2004
3	(c)	Amended and Restated Bylaws of Registrant, as in effect on the date hereof, incorporated by reference to Exhibit 99.1 of Registrant’s Current Report on Form 8-K filed October 14, 2003
4	(c)	Specimen Certificate of Registrant’s common stock
5	(a)	Opinion of Timothy J. Mayopoulos, Executive Vice President and General Counsel of Bank of America, as to the validity of the shares of Bank of America common stock*
8	(a)	Opinion of Cleary Gottlieb Steen & Hamilton LLP as to tax matters*
8	(b)	Opinion of Wachtell, Lipton, Rosen & Katz as to tax matters*
23	(a)	Consent of Timothy J. Mayopoulos, Executive Vice President and General Counsel of Bank of America (included in Exhibit 5(a) to this Registration Statement)*
23	(b)	Consent of PricewaterhouseCoopers LLP
23	(c)	Consent of Ernst & Young LLP
23	(d)	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 8(a) to this Registration Statement)*
23	(e)	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8(b) to this Registration Statement)*
24	(a)	Power of Attorney
99	(a)	Stock Option Agreement, dated as of June 30, 2005, by and between MBNA Corporation (as issuer) and Bank of America Corporation (as grantee) (included as Appendix B to the document included in this Registration Statement)
99	(b)	Notice of Special Meeting of Stockholders of MBNA Corporation (included in the document included in this Registration Statement)
99	(c)	Form of Proxy Card for Special Meeting of Stockholders of MBNA Corporation
99	(d)	Consent of UBS Securities LLC

*	To be filed by amendment.